  As filed with the Securities and Exchange Commission on April 30, 2002

                                                      Registration No. 333-72300
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                       PRE-EFFECTIVE AMENDMENT NO. 4

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                            CRESCENT BANKING COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

                   Georgia                                       58-1968323
       (State or Other Jurisdiction of                        (I.R.S. Employer
       Incorporation or Organization)                      Identification Number)

                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                        J. Donald Boggus, Jr., President
                            Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
 (Name, Address, Including Zip Code and Telephone Number, Including Area Code,
                             of Agent for Service)
                                  ------------
                                   Copies to:

                            Ralph F. MacDonald, III
                                 Mark C. Kanaly
                               Alston & Bird LLP
                              One Atlantic Center
                           1201 West Peachtree Street
                          Atlanta, Georgia 30309-3424
                           Telephone: (404) 881-7000
                           Facsimile: (404) 881-7777
                                  ------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the Registration Statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  ------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           Proposed
        Title Of Shares                Maximum Aggregate                   Amount Of
       To Be Registered                Offering Price(1)               Registration Fee
---------------------------------------------------------------------------------------
         Common Stock,
 $1.00 par value per share.....           $7,500,000                       $1,875(2)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Previously paid.
                                  ------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 30, 2002


PROSPECTUS

                            CRESCENT BANKING COMPANY

                             Up to           Shares
                                of Common Stock

  We are offering for sale to the general public up to      shares of our
common stock at a fixed price between $12.00 and $14.00 per share. Our board of directors will determine the actual offering price immediately prior to the commencement of this offering based upon market conditions and other considerations that it may deem relevant.

  This offering will terminate 60 days after the date of this prospectus, although we may extend this offering for one 30 day period in our discretion. No underwriters are involved in this offering. We will sell our common stock solely through the efforts of our directors and officers.

  Our common stock is traded on the Nasdaq SmallCap Market under the symbol "CSNT."

                                   --------

  Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of this prospectus.


                                   --------

                                                     Price                Net
                                                       to    Estimated  Proceeds
                                                     Public Expenses(2)  to Us
                                                     ------ ----------- --------
Per Share(1)........................................ $        $          $
  Total............................................. $        $          $

--------------
(1) Per share data assumes that we sell all of the shares of our common stock offered by this prospectus.
(2) Estimated expenses include legal, accounting, printing and postage costs related to this offering. These expenses also include the reimbursement by us of reasonable expenses incurred by our officers and directors who assist us in this offering.


   Our common stock is not a deposit and is not insured by the FDIC or any government agency.
 Neither the Securities and Exchange Commission, the
 FDIC, nor any state securities commission has approved or disapproved our common stock or passed upon the accuracy or adequacy of this prospectus.
 Any representation to the contrary is a criminal offense.


                 The date of this prospectus is         , 2002.

                               TABLE OF CONTENTS


Important Information About this Prospectus...............................    i
Notice to New Hampshire Residents.........................................    i
Summary...................................................................    1
Risk Factors..............................................................    6
Special Notice Regarding Forward-Looking Statements.......................   16
Use of Proceeds...........................................................   17
Market Information and Dividends..........................................   18
Information About this Offering...........................................   20
Our Company...............................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   27
Transactions with Related Parties.........................................   48
Supervision and Regulation................................................   48
Shares Eligible for Future Sale...........................................   57
Description of Our Capital Stock..........................................   58
Legal Matters.............................................................   60
Experts...................................................................   60
Indemnification...........................................................   61
This Prospectus Incorporates Information by Reference to Other Documents..   62
Where You Can Find More Information.......................................   62
Index to Consolidated Financial Statements................................  F-1


                  IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospectus may have changed since that date.

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

   NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED (THE "RSA"), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE NEW HAMPSHIRE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING, NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                                    SUMMARY

   The following is a brief summary of selected contents of this prospectus. It does not contain all the information that may be important to you. We urge you to read this entire prospectus, as well as the information that we incorporate by reference into this prospectus, before making an investment decision. You should also carefully consider the information set forth under "Risk Factors."

                                    General

   Our company is made up of the following three entities:

  . Crescent Banking Company, or "Crescent," the parent holding company of Crescent Bank and CMS;

  . Crescent Bank & Trust Company, or "Crescent Bank," a community-focused commercial bank with substantial mortgage banking operations; and

  . Crescent Mortgage Services, Inc., or "CMS," a mortgage banking company.

   We conduct nearly all of our business through Crescent Bank and CMS. As of December 31, 2001, we had total consolidated assets of approximately $491.0 million, total deposits of approximately $222.0 million, total consolidated liabilities, including deposits, of $468.1 million and consolidated shareholders' equity of approximately $22.8 million.

                                    Crescent

   Crescent is a Georgia corporation that is registered as a bank holding company with the Federal Reserve System under the Federal Bank Holding Company Act of 1956 and with the Georgia Department of Banking and Finance under the Financial Institutions Code of Georgia. Crescent was incorporated on November 19, 1991 to become the parent holding company of Crescent Bank. Crescent also owns CMS.

                        Our Commercial Banking Business

   We conduct our traditional commercial banking business through Crescent Bank, a Georgia banking corporation founded in August 1989. Crescent Bank began wholesale mortgage banking operations in February 1993. Through Crescent Bank, we offer a broad range of banking and financial services in the areas surrounding Jasper, Georgia, and in Bartow, Cherokee, Forsyth, Dawson and Gilmer Counties, Georgia. We offer wholesale mortgage banking services to correspondents located in the Atlanta, Georgia metropolitan area and throughout the Southeast United States.

   Our commercial banking operations are primarily retail-oriented and target individuals and small- to medium-sized businesses located within Crescent Bank's market area. Crescent Bank's principal activities consist of the taking of demand and time deposits and the making of secured and unsecured consumer and commercial loans. At December 31, 2001, we had $123.6 million of total commercial loans and $222.0 million of total deposits. For the year ended December 31, 2001, we had $12.3 million of total revenues from our commercial banking business, representing approximately 28.1% of our total segment revenues for that period.

   Crescent Bank is a member of the FDIC with its deposits insured by the FDIC's Bank Insurance Fund. Crescent Bank is also a member of the Federal Home Loan Bank of Atlanta.

                         Our Mortgage Banking Business

   We originate, sell and service mortgage loans through CMS and Crescent Bank's mortgage division. We incorporated CMS in October 1994 to service mortgage loans. CMS is an approved servicer of mortgage loans sold to Freddie Mac, Fannie Mae and private investors. CMS offers wholesale mortgage banking services in the Southeast, Northeast and Midwest regions of the United States and provides servicing for residential mortgage loans. CMS has wholesale mortgage banking offices located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland. For the year ended December 31, 2001, we had $31.5 million of total revenues from our mortgage banking business, representing approximately 71.9% of our total segment revenues for that period.

   Crescent Bank and CMS acquire mortgage loans primarily from small retail-oriented originators. We "warehouse" nearly all of the mortgage loans that we originate in the secondary market for 10 to 30 days before selling them to Freddie Mac, Fannie Mae and private investors. In some cases, we retain the servicing rights on these loans and receive servicing fees. We fund our purchases of mortgage loans through loan sales, warehouse lines of credit with UBS PaineWebber Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, and funds generated by Crescent Bank.

                       Our Sensitivity to Interest Rates

   Both our mortgage banking business and our company as a whole are extremely sensitive to changes in interest rates. When interest rates are low, our mortgage banking business tends to be stronger as real estate purchases and refinancings increase, while our commercial banking business tends to be weaker as the interest rate spread between the rate we pay on our deposits and the rate we charge on our loans decreases. When interest rates are high, the opposite is true. For example, during the first nine months of 2000, interest rates were relatively high as a result of three increases in interest rates during 1999. During that period, we had pretax commercial banking income of approximately $960,000 and pretax mortgage banking loss of approximately $10,000. During 2001, interest rates were relatively low as a result of several decreases in interest rates, resulting in pretax commercial banking income of approximately $1.5 million and pretax mortgage banking income of approximately $9.2 million for that period.

                      Our Recent Trust Preferred Offering

   On November 9, 2001, we completed an offering of $3.5 million of trust preferred securities. In that offering:

  (1) we organized a trust called "Crescent Capital Trust I" and issued and sold to the trust $3.6 million of our unsecured junior subordinated debentures; and

  (2) the trust issued and sold $3.5 million of its preferred capital securities to outside investors, and $105,000 of its common securities to us, using the proceeds from these sales to purchase the debentures from us.

The Bankers Bank served as placement agent to assist us in the offering and sale of the capital securities on a best efforts basis. See "Trust Preferred Offering."

                    Our Line of Credit with The Bankers Bank

   Prior to our trust preferred offering, we had approximately $3.6 million outstanding under a $4.5 million line of credit with The Bankers Bank. We used the net proceeds from our trust preferred offering to repay $1.0 million under this line of credit, and we amended this line of credit to:

  (1) reduce the total amount available to us under the line of credit from $4.5 million to $2.6 million; and

  (2) change some of the financial and other covenants.

The Bankers Bank previously agreed to make these amendments as a condition to our hiring them as placement agent under our trust preferred offering

                           Other Recent Developments

   On April 19, 2002, we announced that, for the quarter ended March 31, 2002, we had earnings per share on a basic and fully diluted basis of $1.18 and $1.13, respectively, as compared to our earnings per share of $0.46 and $0.45 on a basic and fully diluted basis, respectively, for the quarter ended March 31, 2001. The strong performance of our mortgage banking business during the first quarter of 2002 was the result of an extremely favorable residential mortgage market that witnessed historically low interest rates resulting from 11 reductions in interest rates by the Federal Reserve during 2001. We presently expect that, if interest rates increase from their recent historic lows, or even if interest rates remain stable, our mortgage loan production likely will decline and earnings from our mortgage banking business will decrease. As a result, we have initiated cost control measures in anticipation of a slowdown of our mortgage banking business during 2002.

                        Our Principal Executive Offices

   Our principal executive offices, including the principal executive offices of Crescent Bank, are located at 251 Highway 515, Jasper, Georgia 30143, and our telephone number is (706) 692-2424. CMS' principal executive offices are located at 115 Perimeter Center, Suite 225, Atlanta, Georgia 30346, and its telephone number is (770) 392-1611.

   Our internet website is located at www.crescentbank.com. We are not incorporating the information on our website into this prospectus, and our website and the information appearing on our website are not included in and are not a part of this prospectus.

                        Information About this Offering

   The following information:

  . is based on the number of shares of our common stock outstanding as of December 31, 2001;

  . assumes that we offer and sell 575,000 shares of our common stock at a price of $13.00 per share, based upon an estimated price range as of the date of this prospectus of $12.00 to $14.00 per share;

  . assumes that we are able to sell all of the shares of our common stock offered by this prospectus; and

  . excludes 484,400 shares reserved for issuance under our stock option plans, of which 82,600 shares were issuable upon the exercise of options outstanding as of December 31, 2001 at a weighted average exercise price of $9.77 per share.

 Purpose of this Offering

   We are making this offering to increase our ratio of capital to average assets, in satisfaction of bank regulatory requirements that apply to us, and to repay amounts outstanding under our line of credit with The Bankers Bank.

 Our Use of the Proceeds from this Offering

   We expect our estimated net proceeds from this offering, after deducting estimated offering expenses of approximately $200,000, to be approximately $7.3 million. Of these net proceeds, we will:

  (1) retain approximately $3.0 million as capital to improve our ratio of capital to average assets for regulatory purposes;

  (2) use approximately $2.6 million to repay indebtedness outstanding under our line of credit with The Bankers Bank; and

  (3) use the remaining approximately $1.7 million for working capital, future growth, potential acquisitions and general corporate purposes.

   To the extent that we sell less than all of the shares in this offering, we will reduce, in order of priority, the funds that will be used for the repayment of debt under our line of credit with The Bankers Bank and the remaining funds for working capital, future growth, potential acquisitions and general corporate purposes.

 Our Plan of Distribution

   No underwriters are involved in this offering. Our directors and officers will assist us in offering and selling our common stock. Our directors and officers will not receive any commissions for these activities, but we will reimburse their reasonable expenses. We will accept subscriptions for shares only from our unaffiliated shareholders and outside investors for the first 20 days after the date of this prospectus, and thereafter from all persons, including our directors, officers and other affiliated persons. See "Information About this Offering."

 How to Purchase Shares

   This offering will terminate 60 days after the date of this prospectus, although we may extend the offering for one 30 day period. If you would like to purchase shares in this offering, then prior to the termination date you must complete the subscription agreement that accompanies this prospectus and deliver it to us together with a check to cover the purchase price of your shares.

 Our Common Stock

   Prior to this offering, we had 1,847,929 shares of our common stock outstanding. Assuming that we sell all of the 575,000 shares of our common stock offered by this prospectus, we will have 2,422,929 shares of our common stock outstanding after this offering. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "CSNT."

                             SUMMARY FINANCIAL DATA

   The following table shows our summary financial data, which you should read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and other financial data in this prospectus or otherwise incorporated in this prospectus.

                                    For the Year Ended December 31,
                              ------------------------------------------------
                                1997      1998      1999      2000      2001
                              --------  --------  --------  --------  --------
                                 (in thousands, except per share data)
Earnings
Interest income.............  $  5,641  $  8,317  $ 10,853  $ 13,903   $21,036
Interest expense............     3,253     6,079     8,277     8,959    13,812
Net interest income.........     2,388     2,238     2,306     4,944     7,224
Provision for loan losses...       191       153       190       500       515
Net interest income after
 provision for loan losses..     2,197     2,085     2,116     4,444     6,709
Other operating income......     6,204    15,223    14,580     8,991    22,720
Other operating expenses....     6,481    12,481    14,683    11,917    18,807
Income before income taxes
 and cumulative effect of a
 change in accounting
 principle..................     1,920     4,827     2,013     1,518    10,622
Applicable income taxes.....       766     1,740       720       474     4,057
Income before cumulative
 effect of a change in
 accounting principle.......     1,154     3,087     1,293     1,044     6,565
Cumulative effect of a
 change in accounting
 principle..................       --        --        --        --        (70)
Net income..................     1,154     3,087     1,293     1,044     6,495
Segment pretax income
Commercial Banking total
 revenue....................     3,816     4,543     6,119     9,537    12,276
Commercial Banking pretax
 income                            464       671       822     1,333     1,449
Commercial Banking revenue
 as & total revenue               32.2%     19.3%     24.3%     41.7%     28.1%
Commercial Banking pretax
 income as % total pretax
 segment income.............      22.0%     12.6%     34.0%     78.3%     13.6%
Mortgage Banking total
 revenue....................     8,036    19,007    19,049    13,356    31,481
Mortgage Banking pretax
 income.....................     1,643     4,640     1,599       370     9,196
Mortgage Banking revenue as
 % total revenue............      67.8%     80.7%     75.7%     58.3%     71.9%
Mortgage Banking pretax
 income as % total pretax
 segment income.............      78.0%     87.4%     66.0%     21.7%     86.4%
Per Share Data
Net income--basic earnings..  $   0.82  $   1.85  $   0.76  $   0.59  $   3.55
Net income--diluted
 earnings...................      0.80      1.80      0.71      0.57      3.47
Period-end book value.......      6.23      8.34      8.47      8.71     12.40
Cash dividends..............     0.125     0.165      0.23      0.30      0.31
Weighted average number of
 shares outstanding.........     1,406     1,666     1,712     1,774     1,828
Selected Average Balances
Total Assets................  $ 88,959  $143,103  $187,560  $199,149  $349,919
Loans net...................    32,520    38,150    46,791    75,229   104,346
Total Deposits..............    60,827    84,393   103,974   125,585   177,334
Shareholders' equity........     8,159    11,928    14,838    15,304    18,634
Selected Period-End Balances
Total Assets................  $104,546  $199,244  $175,753  $242,089  $490,980
Loans, net..................    36,136    40,629    53,213    91,561   122,015
Allowance for loan losses...       515       699       865     1,351     1,596
Mortgage loans held for
 sale.......................    49,399   128,410    87,284   108,848   313,468
Total deposits..............    75,681   100,602   110,307   162,168   221,965
Other borrowings............    14,308    74,756    45,677    54,947   229,081
Shareholders' equity........     9,010    14,338    14,861    15,801    22,840

                                     For the Year Ended December 31,
                                    ------------------------------------------
                                     1997     1998     1999     2000     2001
                                    ------   ------   ------   ------   ------
                                     (in thousands, except per share
                                                  data)
Financial ratios:
 Return on average assets.........    1.30%    2.16%    0.69%    0.52%    1.86%
 Return on average equity.........   14.14%   25.88%    8.72%    6.82%   34.86%
 Average earnings assets to
  average total assets............   87.13%   92.00%   88.39%   87.16%   91.42%
 Average loans to average
  deposits........................   53.46%   45.21%   45.00%   59.90%   58.84%
 Average equity to average total
  assets..........................    9.17%    8.34%    7.91%    7.68%    5.33%
 Net interest margin..............    3.08%    1.70%    1.39%    2.85%    2.26%
 Net charge offs to average
  loans...........................    0.04%    0.08%    0.05%    0.02%    0.26%
 Non-performing assets to period
  ending loans....................    0.41%    0.63%    0.10%    0.05%    0.27%
 Allowance for loan losses to net
  period end loans................    1.40%    1.69%    1.60%    1.45%    1.29%
 Tier 1 leverage ratio............    9.33%    7.25%    9.10%    6.80%    6.72%
 Risk based capital
 Tier 1 capital...................   12.27%   11.76%   12.88%    9.54%    8.46%
 Total capital....................   12.98%   12.35%   13.62%   10.35%    8.98%

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones that may be important to you. Our business, financial condition and results of operations could be harmed by any of these risks. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Commercial Banking Business

 Crescent Bank's Business May Be Harmed By Inflation, Price Increases and Changes in Interest Rates

   Unlike most companies, virtually all of Crescent Bank's assets and liabilities are monetary in nature and are therefore sensitive to changes in interest rates. For example, when interest rates decline, our commercial banking business may be harmed, as the spread between the rate that we pay on our customer deposits and the rate that we charge on our commercial loans decreases. As this spread decreases, we generally realize lower net income from our commercial banking business.

   If interest rates increase from their current historically low levels, then our commercial banking business generally benefits from an increase in the spread between the rate that we pay on our customer deposits and the rate that we charge on our commercial loans. However, this benefit may be offset by:

  . the inflationary effect that typically accompanies increases in interest rates, which increases the prices of goods and services that we purchase, as well as the cost of salaries, benefits, occupancy expenses and overhead; and

  . the decrease in the volume of our commercial loan origination that typically results from higher interest rates.

   Increases in interest rates may also decrease the market value of our assets, including our investments, mortgages, mortgage servicing rights and loans held, which may harm our liquidity, ability to borrow funds, earnings and shareholder's equity. You should also refer to the sections entitled "--Risks Related to Our Mortgage Banking Business--An Increase in Interest Rates Could Harm Our Ability to Originate and Purchase Mortgage Loans and a Decline in Interest Rates Could Reduce the Value of Our Mortgage Servicing Rights" and "-- Risk Related to Our Company Generally--Our Commercial Banking and Mortgage Banking Businesses React Differently to Economic Conditions, which Causes Us to Have Lower Total Revenues During a Particular Time Period than Our Competitors Who Operate Only One of These Businesses" for additional information about how interest rates affect our business.

 A Downturn in the Local Economies in Crescent Bank's Market Areas Could Adversely Affect Crescent Bank's Business

   Crescent Bank is a community bank operating in the market area comprised of Jasper, Georgia and the nearby areas of Bartow, Cherokee, Forsyth, Dawson and Gilmer Counties, Georgia. These markets are near the northern outer perimeter of the Atlanta metropolitan area and may be impacted by changes in the Atlanta economy. Crescent Bank's financial condition and performance are affected by the general economic conditions in its market area as Crescent Bank's customers are not significantly concentrated in any one industry, and Crescent Bank's ability to diversify and manage economic risks is therefore limited by the performance of these local economies. A significant downturn in the industries of these local economies or the Atlanta economy could negatively affect Crescent Bank's loan demand as well as the value of the collateral that secures these loans. Crescent Bank's market area is primarily retail-oriented and its operations are dependent upon local individuals and small- to medium-sized businesses. As a result, Crescent Bank may face greater lending and credit risks than financial institutions lending to larger, better-capitalized businesses with longer operating histories.

 Crescent Bank Faces Credit Quality Risks and Its Credit Policies May Not Be Sufficient to Avoid Losses

   A significant source of risk for Crescent Bank arises from the possibility that losses will result because our borrowers, guarantors and related parties fail to repay their loans to us. Although Crescent Bank maintains credit policies and underwriting and credit monitoring procedures to minimize our risk of loss, these policies and procedures may not prevent unexpected losses that could harm Crescent Bank's and our consolidated results of operations. If Crescent Bank's customers fail to repay their loans, Crescent Bank's business would suffer.

 Crescent Bank's Loan Evaluation Process and Allowance for Loan Losses May Not Be Sufficient to Prevent Losses

   Crescent Bank manages its credit exposure through review and monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. Crescent Bank has established an evaluation process designed to determine the adequacy of the allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based upon our experience, judgment, and expectations regarding Crescent Bank's borrowers, the economies in which Crescent Bank and its borrowers operate, as well as the judgments of its regulators. If Crescent Bank's loan evaluation process fails to reduce losses to an acceptable level, or if Crescent Bank's loan loss reserves are insufficient to absorb future loan losses, Crescent Bank's business, profitability and financial condition will suffer.

Risks Related to Our Mortgage Banking Business

 An Increase in Interest Rates Could Harm Our Ability to Originate and Purchase Mortgage Loans and a Decline in Interest Rates Could Reduce the Value of Our Mortgage Servicing Rights

   As interest rates increase, our mortgage originations and refinancings tend to decrease. Inflation, which generally causes interest rates to increase, would therefore likely reduce our earnings from these mortgage activities as well as from our sale of residential mortgage loans in the secondary market. A substantial and sustained increase in, or high level of, interest rates could harm our ability to originate and purchase mortgage loans and could decrease loan origination volume and the value of these loans in the secondary market. A significant decline in interest rates could increase the level of prepayments on our mortgage loans and we could be forced to write down the value of our mortgage servicing rights, which would harm our business.

   For example, recent changes in interest rates and our company as a whole have strongly affected our mortgage banking business. During 2000, following three increases in interest rates that took place in 1999, interest rates were relatively high. As a result, we experienced a pretax mortgage banking income of approximately $370,000 and total pretax income of approximately $1.5 million during that period. Conversely, during 2001, interest rates were relatively low as the result of several decreases in interest rates, resulting in pretax mortgage banking income of approximately $9.2 million and total pretax income of approximately $10.6 million for that period.

 We May be Unable to Effectively Hedge Against Interest Rates, Which Would Harm Our Mortgage Banking Business

   We attempt to reduce potential interest rate risks on mortgage loans that we originate through our various "hedging" techniques, including forward contracts to sell our loans in the secondary market and options to deliver a mortgage-backed security to the secondary market. Our management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. We may be unable to effectively hedge against changes in interest rates, which would significantly harm our mortgage banking business, even after accounting for our hedging activities.

 Our Mortgage Banking Business is Not Diversified in Terms of its Geography and Customer Base, and an Extended Economic Slowdown Could Harm Our Mortgage Banking Business

   Although the market area of our mortgage banking business is geographically broader than our commercial banking business and consists of the Southeast, Midwest, Midatlantic and the New England regions of the United States, it is not geographically well diversified. In addition, CMS' operations primarily rely on small- to medium-sized mortgage brokers and mortgage bankers located in these areas. We can give no assurance that the current economic performance of the small- and medium-sized broker and banker customer base in these market areas will be maintained or that increases in interest rates will be sustained, and any significant downturn in the local economies of our mortgage business market areas will likely have a negative affect on loan demand and the value of the collateral that secures these loans, which would harm our mortgage banking business.

   Economic slowdowns or recessions in our market areas may be accompanied by reduced demand for consumer credit and declining real estate values in our market areas, which may in turn result in increased losses in our mortgage banking business in the event of default on our loans. Any sustained period of decreased economic activity and increased delinquencies, foreclosures or losses could harm our growth and the results of our mortgage banking operations. The September 11, 2001 terrorist attacks on New York City and Washington, D.C. and the United States' resulting war on terrorism have created uncertainty and reduced the confidence of our consumers. We cannot predict the effect, extent or duration of these events upon the industries in local markets, our customers and our business. The reductions in interest rates by the Federal Reserve since September 11, 2001 have had a positive effect on our mortgage refinancing business to date, but interest rates could increase at any time, which would harm our mortgage banking business.

 Our Business Would Suffer if We Are Unable to Sell the Mortgage Loans that We Originate

   We sell nearly all of the mortgage loans that we originate. Our ability to sell mortgage loans depends on the availability of an active secondary market for residential mortgage loans, which, in turn, depends on the continuation of programs that are currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors upon which we rely. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, like Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws or regulations, including changes in required capital levels, that limit the activity of these government-sponsored enterprises could harm our mortgage business as it would disrupt prevailing spreads in the market for mortgage loans and mortgage servicing rights.

   Our ability to sell mortgage loans also depends on our ability to remain eligible for the programs offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. The criteria for mortgage loans to be accepted under these programs may be changed by the sponsoring entity, and if we lose our eligibility for any reason, or if our eligibility is impaired, then our business would be harmed. Our profitability from participating in any of these programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying mortgage loans. Any decline in our profitability from participating in these programs would harm our mortgage banking business.

 We May Suffer Losses from Defaulted Mortgage Loans, Even If We Have Already Sold Them

   We are at risk for mortgage loan defaults from the time we fund a loan until the time that loan is sold or securitized into a mortgage-backed security, which is generally 10 to 30 days after funding. When we sell a loan, we typically make representations and warranties to the purchasers and insurers that we have properly originated and serviced the loans under state laws, investor guidelines and program eligibility standards. We rely on our underwriting department to ensure compliance with individual investor standards prior to the sale of loans, and we rely on our quality control department to randomly test loans that we have sold. Purchasers of our loans typically conduct their own review of the loans, and we may be liable for unpaid principal and interest on defaulted loans if we have breached our representations and warranties. In some instances, we may even be required to repurchase the loan. Any liability from breaches of our representations and warranties, including mandatory repurchases or loans, would harm our mortgage banking business.

   We are subject to liabilities and risks if we breach our representations and warranties related to mortgage loans that we sell to Fannie Mae, Freddie Mac or private parties. We may suffer losses as a servicer of loans if the proceeds from a foreclosure sale of the property underlying a defaulted loan are less than the loan's outstanding principal balance and the costs of foreclosing on the related property.

   We are also affected by loan defaults and deficiencies on mortgage loans that we service. Under our servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when the loan payments are delinquent. To protect their liens on mortgaged properties, owners of loans usually require the servicer to advance the cost of mortgage and hazard insurance and tax payments on schedule, even if sufficient escrow account funds are unavailable. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of that reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. The servicer must also bear the costs of attempting to collect on defaulted and delinquent loans. We do not collect servicing income from the time a loan becomes delinquent until foreclosure, at which time the amounts due to us may or may not be recovered. If we are unable to recover amounts due to us, our mortgage banking business would suffer.

 We May Be Unable to Maintain Stable Financing Sources to Fund the Origination and Holding of Our Mortgage Loans, Which Would Harm Our Operations

   Our mortgage banking operations, carried out through CMS and Crescent Bank's mortgage division, depend upon warehouse lines of credit from UBS PaineWebber Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, and other financing sources, to fund the origination and holding of mortgage loans pending resale and securitization. We cannot give any assurance that these financing sources will continue to be available to us or that they will be available to us on favorable terms. If these warehouse lines of credit are reduced or eliminated and we are not able to replace them on a cost-effective basis, then we would be forced to reduce or cease our mortgage origination business, which would harm our operations and financial condition.

 We Rely on Third Parties to Originate Loans and Any Loss of A Third Party Loan Originator That We Use Could Adversely Impact Our Mortgage Business

   We depend on independent mortgage brokers, financial institutions and mortgage bankers to originate and purchase mortgage loans. Our ability to increase the number of loans that we originate depends on maintaining and expanding our relationships with these third parties. Our competition also seek to establish relationships with the same third parties, none of whom is contractually obligated to continue to do business with us. If we are unable for any reason to rely on these third parties, we may be unable to replace them, or may be required to replace them on less favorable terms. As a result, our mortgage origination, and our mortgage business as a whole, would suffer. In addition, our business may be harmed by pricing competition for customers from and among these third parties and other third party mortgage originators and purchasers of mortgage loans.

 Our Mortgage Business Could Be Harmed if Our Third Party Loan Servicers Perform Their Services Inadequately

   We service all of the mortgage loans that we own, and when we sell mortgage loans, we may decide to either sell or retain the servicing rights for those loans. If we decide to retain the servicing rights for the mortgage loans that we sell, then we contract with outside servicers for the servicing of those loans. As of December 31, 2001, we had contracted with outside servicers to service a total of $693.8 million of loans that we had previously sold. Many of our borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. If any of the third party servicers of our loans provide inadequate or untimely service, including failure to provide notices and other information to borrowers on a timely basis, then the delinquency or foreclosure rate of our loans may increase, which would harm our mortgage banking business.

 The Mortgage Banking Business is Seasonal and Our Operating Results Will Suffer if Our Mortgage Banking Business Volume During Peak Periods Is Less than Expected

   The mortgage banking industry is generally subject to seasonal variations. These variations reflect the national pattern of sales and resales of homes in our markets, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes in our markets typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs in our mortgage banking operations. The magnitude of seasonal variations is beyond our control and could adversely impact our business, especially if we are unable to take advantage of increased mortgage volume during peak periods, or if peak periods do not produce anticipated mortgage volume.

Risks Related to Our Business Generally

 Our Commercial Banking and Mortgage Banking Businesses React Differently to Economic Conditions, Which Causes Us to Have Lower Total Revenues During a Particular Time Period than Our Competitors Who Operate Only One of These Businesses

   In an environment of low interest rates, such as the current environment, the revenues from our mortgage banking business generally increase as lower interest rates often encourage our customers to purchase a new home or refinance an existing one. Conversely, our commercial banking business, and the interest rate spread between the interest rates we must pay to attract deposits and the interest rates we are able to charge on our loans, may be harmed by declines in, or low levels of, interest rates.

   In an environment of high interest rates, the revenues from our commercial banking business will often increase as interest rate spreads widen, while the revenues from our mortgage banking business will tend to decrease. The net effect of this inverse relationship is that our aggregate revenues during one of these periods is likely not to be as high as one of our competitors who only operate solely in the commercial banking sector or solely in the mortgage banking sector.

 We Face Strong Competition, Which Could Limit Our Market Share and
 Profitability

   The commercial and mortgage banking businesses are highly competitive and fragmented. Crescent Bank and CMS compete with a variety of financial institutions, many of which have much greater resources and lending limits, more diversified markets and larger branch networks, and are able to offer similar and additional services more efficiently than we can. We compete with these institutions both in attracting deposits and in making loans. We generally have to attract our customer base from other existing financial institutions and from new residents in our market areas. Many of our competitors are well-established and much larger financial institutions, and we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification. If we are unable to effectively complete with other financial institutions, we will be unable to grow our business or increase our profitability.

 Changes in State and Federal Regulations Could Adversely Impact Our Business

   Our success depends not only on competitive and market factors but also on state and federal regulations with which we are required to comply as a financial institution and mortgage bank. We operate in a highly regulated environment and are subject to supervision by several governmental regulatory agencies, including the Federal Reserve, the FDIC and the Georgia Department. Regulation of the financial institutions industry has undergone extensive changes in recent years and continues to change. We cannot predict the impact of these changes, and the regulations now affecting us may be modified at any time. We can give no assurance that new legislation or regulations will not harm our business or decrease the profitability of our business.

 We Have Financed Our Recent Growth and Operations Primarily Through Debt, Rather than Sales of Our Equity Securities, and Any Default Under Our Loans or Negative Changes in Our Financial Condition Could Harm Our Operations

   In recent periods, our ratio of equity to total assets has declined. This decline is the result of our decision to fund our growth primarily with debt rather than sales of our equity securities. The table below illustrates the relative growth of our total assets, shareholders' equity and debt from December 31, 1996 to December 31, 2001:

                         Balance at December 31, 1996 Balance at December 31, 2001 Percentage Increase
                         ---------------------------- ---------------------------- -------------------
Total Assets............        $74.7 million                $491.0 million               557.3%
Shareholders' Equity....        $ 7.7 million                $ 22.8 million               196.1%
Debt....................        $ 7.4 million                $229.1 million              29,959%

   Although we are not currently in default under any of our loans, our loan agreements contain financial covenants, including financial ratios, that we must satisfy. If we violate any of these covenants, then the amounts outstanding under these loans would become immediately due, which would significantly harm our business. In addition, because we could no longer rely upon these loans as a source of funds, our ability to grow and to conduct our operations would be harmed.

   On November 9, 2001, we amended our line of credit with The Bankers Bank in connection with the completion of our trust preferred securities offering. The amendment to the line of credit included several changes to our financial covenants. Please refer to the section entitled "Our Company--Our Recent Amendment to Our Line of Credit with The Bankers Bank" for a description of these changes. We intend to use the proceeds of this offering to repay all existing borrowings under the line of credit with The Bankers Bank. We maintain a strong relationship with The Bankers Bank and regularly renegotiate the terms of our line of credit; however, if we should fail to satisfy any of the financial or other covenants under The Bankers Bank line of credit, then the amount outstanding, if any, under our line of credit could be accelerated and we could be required to immediately repay the outstanding amount, or The Bankers Bank could seek to foreclose on all of the shares of the common stock of Crescent Bank, which Crescent has pledged as collateral to secure the line of credit. In order to immediately pay off our line of credit with The Bankers Bank, we could be required to borrow from other sources at potentially less favorable terms.

   If we experience a negative change in our business, whether as a result of changes in interest rates, the local economies in which we operate, or otherwise, then we may be unable to repay our loans as they come due. If we fail to repay our loans as they come due, then amounts outstanding under the loans would become immediately due, which would significantly harm our business and our ability to finance our operations and growth.

 We Are Not in Compliance with Our Agreement with the Georgia Department to Maintain a Minimum Leverage Ratio, and We May Face Penalties or Corrective Action

   In February 1993, the Georgia Department approved our application to commence mortgage operations, subject to our agreement to maintain a leverage ratio at Crescent Bank of 8.0%. Since the date of that agreement, the Georgia Department has verbally agreed to reduce this ratio to 7.5% and has assured us that it would not take any action if we maintained this ratio at or above 7.0%. We also maintain regular discussions with the Georgia Department regarding our capital position and our plans to improve our position.

   At December 31, 2001, Crescent Bank's leverage ratio was 7.15%, and, as of that date, Crescent Bank needed an additional $2.1 million of capital to achieve a leverage ratio of 8.0%. We intend to use a portion of the proceeds from this offering to increase our leverage ratio to a level at or above 8.0%. However, if we are unable to complete this offering, and if we are otherwise unable to raise capital through other means to improve Crescent Bank's leverage ratio, then the Georgia Department could decide to impose penalties or corrective action upon us, as described in the section entitled "Supervision and Regulation."

 A Loss of Any of Our Key Executive Officers Could Harm Our Business

   Our success depends, and is expected to continue to depend, on our executive officers. In particular, we rely on J. Donald Boggus, Jr., the President and Chief Executive Officer of each of Crescent and Crescent Bank, and Robert C. KenKnight, President of CMS and Executive Vice President of Crescent Bank's mortgage division. Our growth will continue to place significant demands on our management, and the loss of either of these persons' services could harm our future operations. If we lose the services of either of these persons, we likely would have a difficult time finding suitable replacements and carrying out our present business plan.

 We May Acquire Other Companies and Our Business Operations May Suffer if We Do Not Successfully Implement and Integrate Our Acquisitions

   Our business strategy is to increase our market share in the areas that we presently serve and to expand our business into neighboring areas that we do not presently serve. To pursue this strategy, we must either attract new customers or purchase existing entities that already have a customer base. Accordingly, we regularly consider and evaluate strategic acquisitions of companies, branches and other assets. Acquisitions involve a number of risks to us, including:

  . the time we spend in identifying and evaluating potential acquisitions;

  . our ability to finance the acquisition and associated costs, including possible dilution to our existing shareholders;

  . the diversion of our management's attention to the integration of the assets, operations of personnel of the acquired businesses;

  . our entry into new markets where we lack experience;

  . the introduction of new products and services into our business;

  . possible adverse short-term effects on our results of operations;

  . possible amortization of goodwill associated with an acquisition; and

  . the risk of loss of key employees of the acquired business.

   We may issue equity securities and other forms of common stock-based consideration in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There can be no assurance that, following any future mergers or acquisition, our integration efforts will be successful or that our company, after giving effect to the acquisition, will be profitable.

 Some of the Provisions of Our Articles of Incorporation, Our Bylaws and Georgia Law May Make A Takeover of Us More Difficult, Which Could Harm the Market Price of Our Common Stock or Deprive You of a Possible Premium Over the Market Price

   Our articles of incorporation and bylaws, and the Georgia Business Corporation Code, contain provisions that could have the effect of discouraging a third party from acquiring control of us without the approval of our board of directors. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders' receiving a premium over the market price for their common stock. Among other things, these provisions:

  . authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may harm the voting or economic rights of the holders of our common stock;

  . provide for a classified board of directors of four classes, with each of the three largest classes serving staggered three year terms, so that no more than approximately one-third of our board of directors could be replaced at any annual meeting;

  . restrict the persons eligible to call a special meeting of shareholders;

  . provide that directors may be removed only for cause by the holders of two-thirds of our outstanding common stock; and

  . require that any business combination be approved by the holders of two-thirds of our outstanding common stock.

As a result of these provisions, our company is difficult to acquire, which may negatively affect the price of our common stock and restrict the ability of our shareholders to receive a premium payment in the event of our takeover.

 The Voting Power of Our Directors and Officers Could Prevent a Change in Control of Our Company or Result in Management Decisions with Which You Do Not Agree

   As of December 31, 2001, our directors and officers beneficially owned approximately 574,137 shares of our common stock, representing approximately 30.33% of our total outstanding common stock. Our directors and officers are expected to purchase their pro rata number of shares in this offering, and may purchase additional shares that are not purchased by other investors. As a result of this director and officer ownership, other shareholders, individually or as a group, may be unable to effectively exercise control over the election of our directors and the supervision of the management or our business. As a result, our company may be difficult for a third party to acquire, and our management may operate our company in a manner with which you do not agree.

 Our Ability to Pay Dividends Is Limited and We May Be Unable to, or Choose Not to, Pay Dividends

   Our primary source of funds for the payment of principal of, and interest on, our indebtedness, distributions on our trust preferred securities, and other obligations, as well as for the payment of dividends on our common stock, comes from dividends paid to us by Crescent Bank and CMS. As a result, our success and our ability to pay dividends depends upon the earnings and capital position of Crescent Bank and CMS. We presently anticipate retaining most of our earnings to support our future growth, rather than using our earnings to pay dividends to our shareholders. As a result, we may not pay dividends on our common stock in future periods.

   Our ability to pay dividends is also limited by regulatory restrictions and the need to maintain sufficient consolidated capital and sufficient capital at each of our subsidiaries. In addition, Crescent Bank's ability to pay dividends to us is limited by its obligation to maintain sufficient capital and by other general restrictions on its dividends that are applicable to Georgia banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

 Our Shareholders Do Not Have Preemptive Rights and May Experience Dilution if We Issue More Common Stock in the Future

   Holders of our common stock do not have any preemptive rights to purchase additional shares of our common stock in this or any future offering. Therefore, holders of our common stock may not be able to maintain their current percentage equity interest if we decide to issue more common stock at any time.

 The Terrorist Attacks of September 11, 2001, and the United States' Response to Those Attacks, May Affect Our Business

   The terrorist attacks of September 11, 2001, and the United States' subsequent response to these events, have created an economic slowdown that may adversely affect both our commercial banking and mortgage banking businesses and have caused a decrease in our production of mortgage and other loan production.

   As a result of these attacks, the United States has declared "war" on terrorism and National Guard and reserve forces have been called up for domestic and international service. Under the Soldiers' and Sailors' Civil Relief Act of 1940, a borrower who enters military service is afforded various types of relief under their loans and other obligations, including a maximum annual interest rate of 6% during the period of the borrower's active duty. The Relief Act applies to members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to active duty. Because the Relief Act applies to individuals who enter active military service after they have entered into their loans, we cannot predict the effect that the Relief Act will have on our mortgage and commercial loans. As of December 31, 2001, none or our loans had been affected by the Relief Act. Under the Relief Act, we may be unable to collect the full amount of interest otherwise due on affected loans for an indefinite period. Further, we may be unable to foreclose on these loans during, and in some cases after, the borrower's period of active duty. If we are unable to collect the full amount of interest due to us, or if we are unable to foreclose on any of our loans, our business would suffer.

Risks Related to this Offering

 The Fixed Price At Which We are Offering Our Common Stock May Differ From the Actual Market Price

   We are offering to sell shares of our common stock at a fixed offering price
of $     per share. However, because our common stock is publicly traded on the
Nasdaq National Market, the market price of our common stock may fluctuate substantially at any time before, during or after this offering, without regard to the fixed offering price. It is impossible to predict the market price of our common stock, or to predict how that price will fluctuate in the future. As a result, you may purchase shares of our common stock in this offering at a price that is higher or lower than the prevailing market price of our common stock at the time of your purchase or decision to purchase. Neither the offering price nor the market price of our common stock may fairly reflect the actual value of our common stock. The market price of our common stock may change in ways that are unrelated to our business and operating results. We can give no assurance that the market price of our common stock will not vary during and after this offering, and you may be unable to sell your shares at a desirable price or a price that is reflective of their value.

   The market price of our common stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

  . future announcements concerning us, our competitors, the institutions with whom we have relationships or the financial services industry generally;

  . changes in government regulations;

  . overall volatility of the stock market and the economy generally;

  . changes in our earnings estimates developed by analysts; and

  . changes in our operating results from quarter to quarter.

   Stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, may harm the market price of our common stock.

 Our Common Stock is Traded in Small Volumes, Limiting Your Ability to Sell Your Shares at a Desirable Price, if at All

   Our common stock has been listed for quotation on the Nasdaq SmallCap Market since January 1999. Since its listing, the trading volume of our common stock has been very low, and there are many trading days during which there are no trades in our common stock. The average daily trading volume of our shares for the twelve months ended December 31, 2001 was approximately 961 shares. During those twelve months, there were 128 days, or 51% of the total trading days, where no trades took place at all. Even if the trading volume of our common stock increases, we can give no assurance that it will be maintained or will result in a desirable stock price.

   As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your shares of our common stock and you may be unable to sell your shares at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of our common stock at a desirable or stable price at any one time. You should be prepared to own our common stock indefinitely.

 If You Are an Existing Shareholder, Your Current Percentage Ownership May Be Diluted by This Offering if You Do Not Purchase Any Shares

   If you are a current holder of our common stock, you will suffer dilution in your percentage ownership of our common stock to the extent that you do not purchase shares in an amount that would allow you to maintain your existing percentage ownership of our common stock. For example, as a current shareholder, you could experience up to a 24% dilution in your equity interest if you decide not to purchase any shares in this offering.

 Sales of Substantial Amounts of Our Common Stock in the Public Market Could Harm the Market Price of Our Stock

   We cannot predict the effect, if any, that future sales of our common stock in the public market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the public market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

 We May Not Be Able to Sell All of the Shares in this Offering

   We are offering the shares in this offering directly to potential investors, and we will not be assisted by any underwriters. We have not established a minimum number of shares to be sold, and, as a result, we may complete this offering even if only a small number of shares are sold. We give no assurance that any particular number of shares will be sold. If all of the shares offered are not sold in the offering, then we will receive less proceeds from this offering, which may harm our future growth, financial flexibility and our ability to complete any future acquisitions or other transactions. However, our inability to sell all of the shares offered would not cause us to forego any current projects or activities.

 Our Management Will Have Broad Discretion to Spend a Large Portion of the Net Proceeds of This Offering and May Do So in Ways with Which You Do Not Agree

   We estimate the net proceeds to us from this offering to be approximately $7.3 million, after deducting offering expenses. We have not determined specific uses for a large portion of these net proceeds, although we presently intend to use these proceeds for working capital and general corporate purposes, including future growth and potential mergers and acquisitions. Our board of directors and management may apply these proceeds to uses that you may not consider desirable. The failure of management to apply these funds effectively could harm our business.

              SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements made under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this prospectus are forward-looking statements for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future financial performance and may involve known or unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements using the words such as "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," "intend," "project," "plan," "seek," or other similar words and expressions of the future.

   These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, but not limited to the following:

  . the effects of future economic conditions;

  . governmental monetary and fiscal policies, as well as legislative and regulatory changes;

  . the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

  . interest rate and credit risks;

  . the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone, computer and the Internet;

  . the effect of any mergers, acquisitions or other transactions to which we or any of our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire;

  . the failure of assumptions underlying the establishment of reserves for possible loan losses; and

  . the information contained under the caption "Risk Factors."

   All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of this Act. Our actual results may differ significantly from the results we discuss in these forward-looking statements.

                                USE OF PROCEEDS

   Our estimated net proceeds from this offering, assuming that all of the shares offered by this prospectus are sold, and assuming an offering price of $13.00 per share, are set forth below:

   Gross proceeds from this offering................................ $7,475,000
   Estimated offering expenses...................................... $  200,000
                                                                     ----------
     Net proceeds to us............................................. $7,275,000
                                                                     ==========

   Of these net proceeds:

  . we will retain approximately $3 million as capital to increase our ratio of capital to average assets, in satisfaction of bank regulatory requirements that apply to us;

  . we will use approximately $2.6 million to repay indebtedness that we expect to be outstanding under our line of credit with The Bankers Bank, following our completion of a private placement of up to $3.5 million of trust preferred securities; and

  . we will use the remaining approximately $1.7 million for working capital, future growth, potential acquisitions and general corporate purposes.

   We entered into a $2.6 million line of credit with The Bankers Bank in connection with our completion of a separate private placement of $3.5 million of trust preferred securities, and we immediately borrowed the full $2.6 million available to us under the line of credit to repay the same amount borrowed under our previous term loan with The Bankers Bank. Our borrowings under this new line of credit accrue interest at the prime rate, as reported in the Money Rates section of The Wall Street Journal, minus 0.50%. Under the terms of the line of credit, we are required to pay 12 months of interest only, due on a quarterly basis, followed by ten equal principal payments over 10 years, with interest due quarterly.

   Following the completion of this offering, and assuming that 575,000 shares of common stock offered by this prospectus are sold in this offering at a price of $13.00 per share, our leverage ratio, which is the ratio of capital to average assets, on a pro forma basis as of December 31, 2001, would be approximately 8.66%. No minimum number of shares of common stock must be sold in the offering.

   To the extent that all of the 575,000 shares of common stock are not sold in the offering, the proceeds available to us from this offering will be reduced. For example, if we were able to sell only 239,231 or fewer shares in this offering, resulting in net proceeds to us of $3 million or less, then we would retain all of the net proceeds as capital to improve our ratio of capital to average assets, and we would not have any remaining proceeds available to repay our line of credit with The Bankers Bank or for general corporate purposes. If, however, we are able to sell more than 239,231 shares and receive net proceeds of greater than $3 million, then, after retaining $3 million as capital, we would apply all of the remaining proceeds to repay our line of credit and for general corporate purposes. In any case, our inability to sell all of the shares offered would not cause us to forgo any current projects or activities.

                        MARKET INFORMATION AND DIVIDENDS

Market Information

   Our common stock trades on the Nasdaq SmallCap Market under the symbol "CSNT." On April 26, 2002, the closing price of our common stock, as quoted on the Nasdaq SmallCap Market, was $16.20. As of December 31, 2001, there were approximately 569 holders of record of our common stock.


   The following table sets forth the high, low and last sales price of our common stock on the Nasdaq SmallCap Market for the indicated periods.

                                                                   Sales Price
                                                                  Per Share of
                                                                   Our Common
                                                                      Stock
                                                                  -------------
        Period                                                     High   Low
        ------                                                    ------ ------
   2002
     First Quarter............................................... $14.95 $13.17
   2001
     Fourth Quarter.............................................. $17.00 $13.65
     Third Quarter............................................... $18.10 $10.00
     Second Quarter.............................................. $12.10 $10.50
     First Quarter............................................... $11.75 $ 9.63
   2000
     Fourth Quarter.............................................. $10.00 $9.375
     Third Quarter............................................... $12.00 $8.625
     Second Quarter.............................................. $13.75 $10.00
     First Quarter............................................... $14.75 $11.75

Dividends

   The following table sets forth, for the periods indicated, the dividends per share declared and paid by us:

                                                                      Dividend
           Period                                                     Per Share
           ------                                                     ---------
      2002
        First Quarter................................................  $.0775
      2001
        Fourth Quarter...............................................  $.0775
        Third Quarter................................................  $.0775
        Second Quarter...............................................  $.0775
        First Quarter................................................  $.0775
      2000
        Fourth Quarter...............................................  $.0775
        Third Quarter................................................  $.0775
        Second Quarter...............................................  $.0750
        First Quarter................................................  $.0700

   Our ability to pay dividends on our common stock in the future will depend upon our earnings, financial condition, capital adequacy and need for funds, and other relevant factors, including restrictions and governmental policies and regulations. Our ability to pay dividends is subject to statutory restrictions on cash dividends that apply to Georgia business corporations, which require that, after giving effect to a dividend:

  . we must be able to pay our debts as they become due in the usual course of business; and

  . our assets must not be less than the sum of our total liabilities.

   Unless we diversify our business or acquire other financial institutions, we will have no substantial sources of income other than dividends that we may receive from Crescent Bank and CMS. Crescent Bank may only declare and pay dividends out of its retained earnings, and it may not declare dividends at any time at which its paid-in capital and appropriated retained earnings do not, in combination, equal at least 20% of its total capital stock account. In addition, the Georgia Department's current rules and regulations require prior approval before cash dividends may be declared and paid if:

  . Crescent Bank's ratio of equity capital to adjusted total assets is less than 6%;

  . the aggregate amount of dividends declared or anticipated to be declared in that calendar year exceeds 50% of Crescent Bank's net profits, after taxes but before dividends, for the previous calendar year; or

  . the percentage of Crescent Bank's loans classified as adverse as to repayment or recovery by the Georgia Department at the most recent regulatory examination of Crescent Bank exceeds 80% of its equity capital as reflected at that examination.

                        INFORMATION ABOUT THIS OFFERING

General

   We are offering to sell up to        shares of our common stock to the
public at a price of $    per share. No underwriters are involved in this
offering. Our directors and officers will assist us in making this offering, as permitted by the SEC's Rule 3a4-1 under the Securities Exchange Act of 1934. Under this rule, persons associated with our company, like our directors and officers, may assist us in selling our common stock without first registering as a broker under the Exchange Act. To rely on this rule, our directors and officers were required to satisfy, and have satisfied, the following conditions:

  (1) none of our directors or officers is disqualified for participation in this offering under the SEC's rules and regulations;

  (2) our directors and officers will not be paid for their participation in this offering, but will be reimbursed for any reasonable expenses that they incur;

  (3) none of our directors or officers is presently associated with a broker or a dealer in securities, and at no time during the last 12 months were any of our directors or officers associated with a broker or dealer;

  (4) each of our directors and officers will continue to perform substantial duties for us after the offering that are not related to the offering of our securities; and

  (5) none of our directors or officers will assist us in offering or selling our securities more than once during any 12 month period.

   This offering will terminate 60 days after the date of this prospectus, although we may extend the offering termination date for one 30 day period in our discretion. Each investor desiring to subscribe for shares in this offering must deliver to us, before the offering termination date, a completed subscription agreement and a check to cover the purchase price of his or her shares.

   We will accept subscriptions for shares only from our unaffiliated shareholders and outside investors for the first 20 days after the date of this prospectus, and thereafter from all persons, including our directors, officers and other affiliated persons. Our directors and officers have indicated that
they intend to subscribe for approximately         shares at an aggregate
purchase price of $2.5 million. We will not accept subscriptions from our directors and officers until after the 20th day following the date of this prospectus, and then only to the extent that shares our or common stock in this offering remain available.

   In the case of our existing shareholders, subscriptions for shares are not limited to pro rata amounts, and each shareholder may subscribe for a number of shares in excess of the number of shares of the offering that would represent the pro rata amount of that shareholder's equity interest.

   We reserve the right, in our sole discretion, to reject any subscription in whole or part, to allocate shares among subscribers, and to withdraw, cancel or modify this offering at any time without notice. Investor subscriptions are not our binding obligations until accepted by us in writing. In determining which subscriptions and oversubscriptions to accept, in whole or part, we may take into account various factors, including a subscriber's potential to do business with or refer customers to us and the order in which the subscriptions were received.

How to Subscribe

   Each investor who desires to purchase common stock should:

    (1) complete, date and sign the subscription agreement, including the Form W-9, accompanying this prospectus;

    (2) make a check payable to "Crescent Banking Company" in the amount of
        $      for each share subscribed for in the offering; and

    (3) return the completed subscription agreement and check to us in the return envelope enclosed with this prospectus, or mail or deliver the subscription agreement and check to:

                            Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                        Attention: J. Donald Boggus, Jr.

   We must receive subscription agreements and checks for the purchase of our
common stock in this offering prior to 5:00 p.m. Eastern Time on          ,
2002, unless we extend this date.

Handling of Subscriptions

   We are not bound by any subscriptions to purchase our common stock unless and until we accept that subscription in writing. We will decide which subscriptions to accept within fourteen days of our receipt of the completed subscription agreement and check. If we reject all or any portion of a subscription, we will promptly refund the subscriber by mail all or the appropriate portion of the amount remitted with the subscription, without interest. If we reject a subscription, if we terminate this offering, or if this offering expires, then we and our directors, officers, employees, agents, representatives, and affiliates will have no further liability to the subscribers whose subscriptions are being rejected once all appropriate refunds have been mailed to the address shown in the subscription agreement.

   We will confirm all sales of our common stock in this offering. After we accept a subscription and issue a confirmation of our acceptance, Crescent Bank, as our transfer agent and registrar, will promptly issue and deliver physical certificates representing those shares of our common stock duly subscribed and fully paid.

                                  OUR COMPANY

General

   Our company is made up of the following three entities:

  . Crescent, the parent holding company of Crescent Bank and CMS;

  . Crescent Bank, a community-focused commercial bank that also engages in substantial mortgage banking operations; and

  . CMS, a mortgage banking company.

We conduct nearly all of our business through Crescent Bank and CMS.

   As of December 31, 2001, we had total consolidated assets of approximately $491.0 million, total deposits of approximately $222.0 million, total consolidated liabilities, including deposits, of $468.1 million and consolidated shareholders' equity of approximately $22.8 million. Our commercial banking and mortgage banking segments are discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Our principal executive offices, including the principal executive offices of Crescent Bank, are located at 251 Highway 515, Jasper, Georgia 30143, and our telephone number is (706) 692-2424. CMS' principal executive offices are located at 115 Perimeter Center, Suite 225, Atlanta, Georgia 30346, and its telephone number is (770) 392-1611.

Crescent

   Crescent is a Georgia corporation that is registered as a bank holding company with the Federal Reserve under the Federal Bank Holding Company Act of 1956 and with the Georgia Department under the Financial Institutions Code of Georgia. Crescent was incorporated on November 19, 1991 to become the parent holding company of Crescent Bank. Crescent also owns 100% of CMS, our mortgage banking company.

Our Commercial Banking Business

   We currently conduct our traditional commercial banking operations through Crescent Bank. Crescent Bank is a Georgia banking corporation that was founded in August 1989 and began its wholesale mortgage banking operations in February 1993. Crescent Bank is a member of the FDIC and its deposits are insured by the FDIC's Bank Insurance Fund. Crescent Bank is also a member of the Federal Home Loan Bank of Atlanta.

   Through Crescent Bank, we provide a broad range of banking and financial services to those areas surrounding Jasper, Georgia, and wholesale mortgage banking services to correspondents located in the Atlanta, Georgia metropolitan area and throughout the Southeast United States. As its primary market area, Crescent Bank focuses on Pickens, Bartow, Forsyth and Cherokee Counties, Georgia and nearby Dawson and Gilmer Counties, Georgia, which are situated to the north of Atlanta, Georgia. Crescent Bank's commercial banking operations are primarily retail-oriented and aimed at individuals and small- to medium-sized businesses located within its market area. While Crescent Bank provides most traditional banking services, its principal activities as a community bank are the taking of demand and time deposits and the making of secured and unsecured consumer loans and commercial loans to its target customers.

   The retail nature of Crescent Bank's commercial banking operations allows for diversification of depositors and borrowers, and Crescent Bank's management believes it is not dependent upon a single or a few customers. Crescent Bank does not have a significant portion of commercial banking loans concentrated within a single industry or group of related industries.

   For the year ended December 31, 2001, we had pretax income from our commercial banking business of approximately $1.5 million, or only 28.1% of our total segment income, primarily as the result of the strong performance of our mortgage banking business during that period. During the fiscal years 1998, 1999 and 2000, we had pretax income from our commercial banking business of approximately $671,184, $821,961 and $1.3 million, representing approximately 12.6%, 34.0% and 78.3% of our total segment income, respectively. Our commercial loan portfolio, which has experienced significant growth since 1998, represents the largest earning asset for our commercial banking operations. Our portfolio grew 30.8% in 1999, 71.8% in 2000 and 33.0% for the year ended December 31, 2001. At December 31, 2001, we had total commercial banking loans of $123.6 million.

Our Mortgage Banking Business

   We currently originate, sell and service mortgage loans through Crescent Bank's mortgage division and through CMS. We incorporated CMS as a separate subsidiary in October 1994 and it serves as an approved servicer of mortgage loans sold to Freddie Mac, Fannie Mae and private investors. CMS offers wholesale mortgage banking services and provides servicing for residential mortgage loans. CMS has wholesale mortgage banking offices located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland.

   We purchase mortgage loans from our correspondent base of small retail-oriented originators located near our offices in the Southeast, Midatlantic, Midwest and Northeast regions of the United States. We use a total of 1,034 different correspondents, and our largest correspondent relationship accounts for only 2.3% of our total loan production. The geographic areas of highest concentration of our loan production are Georgia and Massachusetts, accounting for 26% and 12% of our loan production, respectively.

   Each of our branch mortgage offices deal directly with the correspondents in their respective regions and handle the loans received from, and originated by, the correspondents. Personnel in each of the branches are responsible for accepting commitments and making underwriting decisions on loans. In our Northeast and Midwest offices, our personnel are, in some cases, also responsible for closing the loans. In our Southeast office, our staff also performs and oversees rate sheet pricing, hedging activities and delivery of loans to the secondary markets. The following table provides information regarding the amount of loan production from each of our offices for the year ended December 31, 2001:

                                       Aggregate Principal Percentage of Total
                                       Amount of Mortgage    Mortgage Loans
Office                                  Loans Originated       Originated
------                                 ------------------- -------------------
                                         (in thousands)
Southeast Office--Atlanta, Georgia....      $1,439.9               42.6%
Northeast Office--Manchester, New
 Hampshire............................       1,094.4               32.4
Midwest, Office--Chicago, Illinois....         468.2               13.9
Midatlantic Office--Columbia,
 Maryland.............................         376.4               11.1
                                            --------              -----
  Total...............................      $3,379.0              100.0%
                                            ========              =====

   Our correspondents register each loan with us under either an interest rate guaranteed lock commitment or a floating commitment that closes at the current market rate. In the case of lock commitments, we hedge these commitments with forward commitments to deliver the loans in a mortgage-backed security. The correspondent is responsible for assembling the loan package, including the application and all verifications, appraisals, credit reports and other necessary items, and then presents the package to us for approval. If we decide to purchase the loan presented to us by our correspondents, we present the loan to our closing department to prepare a closing and servicing package. The closing department reviews the loan to ensure that it was closed properly and prepares and delivers a servicing package to our servicing agent.

   We purchase each loan with borrowings under our warehouse lines of credit with UBS Paine Webber Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, or with funds from Crescent Bank's operations. We typically hold, or "warehouse," each loan for a period of 10 to 30 days before we sell it in the secondary market to Freddie Mac, Fannie Mae or private investors. In the case of securitized loans that we sell, we complete these sales at a settlement date that is typically 5 to 30 days after we arrange the sale. After the settlement date, there is no further cash funding delay.

   When we sell a loan, we either retain or sell the servicing rights associated with that loan. If we retain the servicing rights associated with a particular loan that we resell, then we collect servicing fees for that loan. If we sell the servicing rights associated with a particular loan that we resell, then we receive a premium on the sale price. The following table provides information regarding the portfolio of loans that we had previously resold and continued to service as of December 31, 2001:

 Aggregate Principal      Average      Weighted Average Weighted Average Net
       Balance       Principal Balance  Interest Rate      Servicing Fee
 ------------------- ----------------- ---------------- --------------------
   $693.8 million        $127,000           6.78%              0.264%

   Of this portfolio, approximately 51.0% of the loans are agency loans and 49.0% are private investor loans. We receive an independent third party valuation of our servicing portfolio each quarter. During the year ended December 31, 2001, we sold servicing rights with respect to approximately $3.2 billion of mortgage loans, representing approximately 95.0% of our total loan production during that period. Various factors influence our decision whether to sell the servicing rights for a particular loan, including:

  . the composition of the portfolio of loans for that period, including the interest rates, maturities and average loan amounts;

  . then current market bids and contract prices;

  . our overall capital and liquidity position; and

  . our net income expectations.

   During the warehouse period, when we are holding a loan pending resale, we receive any interest payments that are due under the loan, as well as ancillary income related to gestation fees, late fees, mortgage life insurance commissions and assumption fees due under the loan. This generally enables us to maintain a positive spread on the rate of interest paid to us on the loan and the rate of interest paid by us on the borrowings under our warehouse lines of credit used to purchase the loan. We face interest rate risk during the warehouse period because an increase in interest rates can decrease the attractiveness and value of the loan that we are holding pending resale.

   We attempt to reduce our potential interest rate risk that can result from market movements that take place between the time commitments to purchase mortgage loans are made and the time the loans are closed by either:

  . ensuring commitments are in place through the secondary market to purchase the loans from us; or

  . purchasing an option to deliver to the secondary market a mortgage-backed security.

We may also use other "hedging" techniques to minimize interest rate risk, but we do not engage in speculative secondary market activities.

   Our mortgage banking business is not dependent on any particular mortgage loan originators or borrowers, but is dependent upon warehouse creditors to fund the origination and holding of mortgage loans pending securitization. Our mortgage banking operations are also highly dependent on the efforts of Mr. Robert C. KenKnight, President of CMS and Executive Vice President of Crescent Bank's mortgage banking operations.

Continued Expansion of Our Business

   Consistent with our efforts to better service our market, we have engaged in recent expansion of our business. In August 2000, CMS opened a satellite mortgage banking office in Columbia, Maryland. In February 2000, Crescent Bank opened a loan production office in Cumming, Georgia, and, in December 2000, converted that office to a full service branch. This office serves the needs of many local residents in Canton who have traditionally banked with larger regional and national banks that often lack a community focus.

Seasonality; Cycles

   We do not consider our commercial banking operations to be seasonal in nature. Our mortgage banking business does vary seasonally, with the volume of home financings, in particular, being generally lower during the winter months. Although both our commercial and mortgage banking operations are somewhat cyclical and dependent upon the level of and changes in interest rates, the volume of mortgage origination and earnings of our mortgage banking operations are more sensitive to interest rate levels and changes.

Competition

   Our commercial banking and mortgage banking businesses operate in highly competitive markets. Crescent Bank competes directly for deposits in its commercial banking market with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, and insurance companies, locally, regionally and nationally, some of which compete with offerings by mail, telephone, computer and/or the Internet. In its commercial bank lending activities, Crescent Bank competes with other financial institutions as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit to customers located in its market area. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of Crescent Bank.

   More specifically, Crescent Bank faces the following direct competition in its current market area:

  . three other commercial banks have offices in the Jasper area of Pickens
    County, Georgia;

  . eight commercial banks and one credit union have offices in Bartow
    County, Georgia; and

  . ten commercial banks and two credit unions have offices in Cherokee
    County, Georgia.

Many of the largest banks operating in Georgia, including some of the largest banks in the country, also have offices within Crescent Bank's market area. Virtually every type of competitor for business of the type served by Crescent Bank has offices in Atlanta, Georgia, which is approximately 60 miles away from Jasper. Many of these institutions have greater resources, broader geographic markets and higher lending limits and may offer various services that we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic technology than we may. To offset these competitive disadvantages, Crescent Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

   Our wholesale mortgage banking business is also intensely competitive locally, regionally and nationally. We compete with thrifts, commercial banks, mortgage companies and brokers, insurance companies, and securities firms having local, regional and national operations with respect to the purchase, servicing and sale of mortgage loans. Many of these institutions have substantially greater resources than we have.

Our Recent Trust Preferred Offering

   On November 9, 2001, we completed an offering of $3.5 million of trust preferred securities. In that offering:

  (1) we organized a Delaware statutory business trust called "Crescent Capital Trust I," which is governed by an Amended and Restated Trust Agreement between us, Wilmington Trust Company, as trustee, and three of our employees who are the administrators of the trust;

  (2) we issued and sold to the trust approximately $3.6 million in aggregate principal amount of our unsecured junior subordinated debentures, which we issued under a Junior Subordinated Indenture between us and the trustee;

  (3) the trust issued and sold:

    (a) $3.5 million of preferred capital securities with a liquidation amount of $50,000 per security to outside investors, and

    (b) $105,000 of its common securities to us, making us the only holder of the common securities and used the proceeds from these sales to purchase the junior subordinated debentures from us; and

  (4) under a Guarantee Agreement between us and the trustee, we fully and unconditionally guaranteed the payments of all amounts due on the preferred capital securities, except that our guarantee is limited to the extent the trust actually has funds available for payment of distributions and does not apply where the trust does not have sufficient funds to make payments on the preferred capital securities.

Please refer to the section entitled "Description of Our Capital Stock--Trust Preferred Securities" for a description of the terms of the junior subordinated debentures and the preferred capital securities.

Our Recent Amendment to Our Line of Credit with The Bankers Bank

   The Bankers Bank served as placement agent for our trust preferred securities offering. Prior to the offering, we had a $4.5 million line of credit with The Bankers Bank and, as a condition to The Bankers Bank serving as placement agent, The Bankers Bank agreed to amend this line of credit to, among other things:

  (1) reduce the total amount available to us under the line of credit from $4.5 million to $2.6 million; and

  (2) change some of the financial and other covenants.

   Specifically, the amendment to our line of credit with The Bankers Bank included the following changes to the financial covenants:

  (1) the amount of capital that we must have at the end of each quarter was increased from $9 million to $13 million;

  (2) the ratio of tier 1 capital to total assets that we must maintain at the end of each quarter was increased from 7.00% to 7.50%;

  (3) the ratio of our allowance for loan losses to total loans that we must maintain was increased from 0.5% to 1.0%;

  (4) the ratio of our classified loans to gross capital funds that we must maintain was established at 45.0%;

  (5) the ratio of risk based capital to total assets that we must maintain was established at 9.50%; and

  (6) the consolidated return on assets that we must maintain was established at 0.89%.

   We completed this amendment to our line of credit with the Bankers Bank simultaneously with the closing of the trust preferred offering.

Other Recent Developments

   On April 19, 2002, we announced that, for the quarter ended March 31, 2002, we had earnings per share on a basic and fully diluted basis of $1.18 and $1.13, respectively, as compared to our earnings per share of $0.46 and $0.45 on a basic and fully diluted basis, respectively, for the quarter ended March 31, 2001. The strong performance of our mortgage banking business during the first quarter of 2002 was the result of an extremely favorable residential mortgage market that witnessed historically low interest rates resulting from 11 reductions in interest rates by the Federal Reserve during 2001. We presently expect that, if interest rates increase from their recent historic lows, or even if interest rates remain stable, our mortgage loan production likely will decline and earnings from our mortgage banking business will decrease. As a result, we have initiated cost control measures in anticipation of a slowdown of our mortgage banking business during 2002.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

 General Discussion of Our Results

   A principal source of our revenue comes from net interest income, which is the difference between:

  . income we receive on our interest-earning assets, such as investment securities and loans; and

  .  our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and the various rate spreads between the interest-earning assets and our funding sources, primarily through Crescent Bank. Changes in our net interest income from period to period result from, among other things:

  . increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;

  . increases or decreases in the average rates earned and paid on those assets and liabilities;

  . our ability to manage the interest-earning asset portfolio, which includes loans; and

  . the availability and costs of particular sources of funds, such as non-interest bearing deposits, and our ability to "match" our assets and liabilities.

   Our other principal source of revenue is the fees and income we earn from the origination, holding, servicing and sale of residential first mortgage loans. Revenues from our mortgage banking operations vary significantly due to, among other things:

  . changes in the economy, generally, but particularly changes in interest rates on mortgage loans;

  . decreases in interest rates which generally increase our mortgage banking revenues as a result of increased volumes of mortgage loans;

  . increases in interest rates which generally result in lower mortgage banking revenues due to decreased volumes of mortgage loans; and

  . the spread we earn on the sale of mortgage servicing rights which fluctuates with the level of interest rates and anticipated changes in rates.

   We experienced significant changes in interest rates, that caused corresponding significant changes in our mortgage production and revenues, in 2001, 2000 and 1999, as described below under "--Results of Operations--Results of Our Mortgage Banking Business."

  Interest Income

   We had interest income of $21.0 million in 2001, $13.9 million in 2000 and $10.6 million in 1999. The 51% increase in interest income during 2001 is attributable to the increase in average interest-earning assets, which resulted from a higher volume of average commercial banking loans of 39% and a higher level of mortgage production. Average interest-earning assets totaled $319.9 million in 2001, $173.6 million in 2000 and $165.8 million in 1999. The yield on earning assets decreased from 8.01% in 2000 to 6.58% in 2001. The decrease in yield from 2000 to 2001 was the result of the declining interest rate environment in 2001. The increase in the yield from 1999 to 2000 was the result of the growth of our commercial bank loan portfolio, which traditionally carries higher yields than securities and other interest-earning assets, as well as increases in interest rates.

   Interest Expense

   We had interest expense of $13.8 million in 2001, $9.0 million in 2000 and $8.3 million in 1999. This 54% increase from 2000 to 2001 resulted from the growth of our deposits as well as a higher level of other borrowings used to support the growth of our mortgage banking business, as described under "-- Results of Operations--Results of Our Mortgage Banking Business." Our interest-bearing liabilities averaged $281.7 million in 2001, $150.8 million in 2000 and $141.9 million in 1999. The increase from 2000 to 2001 in interest-bearing liabilities resulted from the growth of deposits as well as a higher level of other borrowings, principally incurred to support our mortgage banking growth. The increase in our interest expense from 1999 to 2000 resulted from a higher volume of average interest-bearing deposits as well as higher rates paid on those interest-bearing deposits in 2000 due to increases in interest rates generally. The rate we paid on interest-bearing liabilities was 4.90% in 2001, 5.94% in 2000 and 5.83% in 1999. In each of 2001 and 2000, our interest expense accounted for 42% of total expenses. In 1999, interest expense accounted for 36% of total expenses.

  Net Interest Income

   Our net interest income for 2001 was $7.2 million and our net interest margin was 2.26%. We had an interest spread of 1.68% in 2001. Net interest income, net interest margin and interest spread for 2000 were $4.9 million, 2.85% and 2.07%, respectively. The decreases in net interest margin and interest spread during 2001 were reflective of the decrease in interest rates that occurred. The increase in net interest income for 2001 was the result of a higher level of mortgage production, as well as a higher level of average commercial banking loans. Net interest income, net interest margin and interest spread in 1999 were $2.3 million, 1.39% and 0.55%, respectively. The increase in 2000 in net interest income, net interest margin and interest spread reflects the increase in interest rates in the first six months of 2000. See "--Quantitative and Qualitative Disclosures About Our Market Risk."

   The following table sets forth for the periods indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rate:

                            2001 Compared to        2000 Compared to        1999 Compared to
                                 2000(1)                 1999(1)                 1998(1)
                          ----------------------  -----------------------  --------------------
                          Volume  Rate     Net    Volume    Rate    Net    Volume Rate    Net
                          ------ -------  ------  -------  ------  ------  ------ -----  ------
                                                     (in thousands)
Interest earned on:
 Loans..................  $2,609 $  (722) $1,887  $ 2,820  $  116  $2,936  $  836 $(107) $  729
 Mortgages held for
  sale..................   5,540    (812)  4,728   (1,186)  1,458     272     777   120     897
 Securities, at cost....     230     (98)    132      459      44     503     380    35     415
 Federal funds sold.....     213     (17)    196     (222)     49    (173)     90   (10)     80
 Deposits in other
  banks.................     205     (15)    190     (230)     14    (216)    147    (2)    145
                          ------ -------  ------  -------  ------  ------  ------ -----  ------
Total interest income...  $8,797 $(1,664) $7,133  $ 1,641  $1,681  $3,322  $2,230 $  35  $2,265
                          ====== =======  ======  =======  ======  ======  ====== =====  ======
Interest paid on:
 Demand deposits........  $  156 $  (213) $  (57) $   162  $   52  $  214  $  248 $ (41) $  207
 Savings deposits.......      68     (52)     16       72       3      75      95    (1)     94
 Time deposits..........   3,348      13   3,361      425     349     774     911  (174)    737
 Mortgage warehouse line
  of credit and other...   2,833  (1,300)  1,533     (234)   (150)   (384)  1,348  (188)  1,160
                          ------ -------  ------  -------  ------  ------  ------ -----  ------
Total interest expense..  $6,405 $(1,552) $4,853  $   425  $  254  $  679  $2,602 $(404) $2,198
                          ====== =======  ======  =======  ======  ======  ====== =====  ======

---------------------
(1) Changes in interest due to both volume and rate have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

  Loan Loss Provisions

   In 2001, we made provisions for loan losses of $515,000 and incurred net charge-offs of $269,487 of commercial banking loans. We made provisions for $500,000 in 2000 and charged-off $96,815 of loans, while we made provisions for $190,000 in 1999 and charged-off $26,103 of loans. The ratios of net charge offs to average commercial banking loans outstanding during the year were 0.26%, 0.02%, and 0.05% for 2001, 2000, and 1999, respectively. The increase in charge-offs in 2001 was largely related to installment and consumer loans. The amount of the provision for loan losses increased over the period from 1999 to 2001 relating to the increases in the loan portfolio and increases in volume of charge-offs. The allowance for loan losses as a percentage of total commercial banking loans was 1.29%, 1.45% and 1.60% for each of 2001, 2000 and 1999, respectively. Our loan portfolio experienced a 33% growth during 2001, 72% growth during 2000 and 31% growth over 1999. As a result of the growth, we adjusted our allowance for loan losses to account for our historical experience with various borrowers. The decreasing trend in allowance for loan losses as a percentage of total loans also relates to and reflects the decreasing trend in the ratios of the number of potential problem loans to total commercial banking loans, which represented 1.21% in 2001, 2.40% in 2000 and 2.59% in 1999.

   Other Income

   Our other income was $22.7 million in 2001, $9.0 million in 2000 and $14.6 million in 1999. The increase in other income was related to the increase of gains on the sale of mortgage servicing rights we realized in 2001, as described below under "--Results of Operations--Results of Our Mortgage Banking Business." The decrease in other income that we experienced in 2000 was related to the decrease in the level of mortgage servicing rights sold in 2000.

  Other Expenses

   Our other expenses amounted to $18.8 million in 2001, $11.9 million in 2000 and $14.7 million in 1999. The increase from 2000 to 2001 in other expenses was related to the increase in volume of our mortgage operation, as described below under "--Results of Operations--Results of Our Mortgage Banking Business." The decline in 2000 was in response to the decline we experienced in mortgage production and the reduced spread on the sale of mortgage service rights, as we attempted to reduce overhead expenses in the third and fourth quarters of 1999 and continuing into 2000. As of the end of 2000, we had reduced the number of our mortgage personnel by 40% from our early 1999 high.

  Net Income

   Our net income in 2001, 2000 and 1999 was $6.5 million, $1.0 million and $1.3 million, respectively. The increase in net income in 2001 was primarily resulted from the increase in mortgage production and resulting gains on the sale of mortgage servicing rights. The decline in net income in 2000 was due primarily to the decline in mortgage production and the reduced gain on the sale of mortgage servicing rights. Income tax as a percentage of our pretax net income was 38% for 2001, 31% for 2000 and 36% for 1998, respectively.

 Results of Our Commercial Banking Business

  Interest Income

   Our interest income related to commercial banking was $11.1 million for 2001, $8.7 million for 2000 and $5.6 million for 1999. The increase in 2001 was the result of a higher volume of average commercial banking loans. Average commercial banking loans increased 39% from $75.2 million in 2000 to $104.3 million in 2001. The increase in 2000 also was related to the higher volume of average commercial banking loans. Average commercial banking loans increased 61% in 2000 from $46.8 million in 1999.

  Interest Expense

   Our interest expense related to commercial banking was $5.6 for 2001, $3.5 for 2000 and $1.8 for 1999. The increase from 2000 to 2001 resulted principally from the growth of our deposits. The increase in 2001 was the result of a higher volume of average interest-bearing deposits offset by a lower rate paid on those interest-bearing deposits. Average deposits increased 41% from $125.6 million in 2000 to $177.3 million in 2001. The increase in 2000 was related to a higher volume of average interest-bearing deposits offset by a lower rate paid on interest-bearing liabilities. Average deposits increased 21% from $104.0 million in 1999 to $125.6 million in 2000.

  Net Interest Income

   Our net interest income, net interest margin and interest spread for commercial banking for 2001 were $5.5 million, 2.01%, and 1.72%, respectively. Net interest income, net interest margin and interest spread for commercial banking for 2000 were $5.2 million, 3.72%, and 2.94%, respectively. Net interest income, net interest margin and interest spread for commercial banking for 1999 were $3.8 million, 3.45%, and 2.22%, respectively. The increase in net interest income in 2001 is related to the higher volume of commercial banking loans. The decrease in net interest margin and interest spread in 2001 was due partially to the declining interest rate environment in 2001. The increase in net interest income, net interest margin and interest spread in 2000 was the result of the higher volume of commercial banking loans as well as the higher interest rate environment.

   Other Income

   We had other income related to commercial banking of $1.2 million for 2001, $863,313 for 2000 and $488,308 for 1999. The increases in 2001 and 2000 in other commercial banking income were primarily due to an increase in fee income from deposit accounts.

  Other Expenses

   We had other expenses related to our commercial banking segment of $4.7 million for 2001, $4.2 million for 2000 and $3.3 million for 1999. This increase in other expenses was caused by an increase in staff and overhead expenses related to Crescent Bank's expansion into Forsyth County, Georgia. The increase in 2000 in other commercial banking expenses was due to an increase in staff and overhead expenses related to Crescent Bank's expansion with the Canton, Georgia and Woodstock, Georgia branches.

  Pretax Net Income

   In 2001, our commercial banking pretax income was $1.5 million, while it was $1.3 million in 2000 and $821,961 in 1999. In 2001, interest rates were decreased significantly. Our commercial banking pretax income, which experienced an increase of $116,379, or 9%, was therefore influenced by an increase in commercial loan production, which accompanied the decrease spread in rates. Our commercial banking pretax income in the applicable periods in 2000 was influenced by relatively high interest rates, which increased the spread between what we pay to attract deposit customers and what we are able to charge on our loans. This favorable rate influenced the 62% increase we experienced in our commercial banking pretax income between 1999 and 2000, accompanied by a significant increase volume in our commercial loan portfolio of 72% in 2000.

 Results of Our Mortgage Banking Business

   We experienced significant changes in mortgage loan production in 1999, 2000 and 2001 that were directly related to changes in interest rates. We achieved record mortgage production with interest rates at historical low levels in the first six months of 1999, and therefore recognized an increase in average interest-earning assets and interest-bearing liabilities. The Federal Reserve Open Market Committee increased interest rates on three occasions in 1999 for a total of 75 basis points. Rates began increasing on a 30-year mortgage in mid-second quarter 1999, resulting in a decline in mortgage production. In the fourth quarter of 2000, interest rates began declining, resulting in an increase in mortgage production. During 2001, the Federal Reserve Open Market Committee reduced interest rates on eleven occasions for a total reduction of 475 basis points. We closed $3.4 billion of mortgage loans during 2001, $1.3 billion during 2000 and $1.8 billion during 1999.

  Interest Income

   Our interest income from mortgage banking was $9.9 million in 2001, $5.2 million in 2000 and $5.0 million in 1999. The increase in 2001 was the result of an increase in production, which was partially offset by the decease in interest rates. The increase in 2000 was the result of the increase in interest rates, which was partially offset by the decrease in production. Mortgage loans held for sale averaged $186.7 in 2001 with a yield of 5.33%, as compared to $82.8 million in 2000 with a yield of 6.31%. In 1999, mortgage loans held for sale averaged $101.7 million with a yield of 4.88%.

  Interest Expense

   Our interest expense from mortgage banking in 2001 was $8.2 million, in 2000 was $5.4 million and in 1999 was $6.5 million. The increase in 2001 resulted from a higher level of our borrowings. All of our mortgage production through CMS is funded with a warehouse line of credit; therefore, the higher volume in the Northeast, Mid Atlantic and Midwest mortgage operations of CMS resulted in a higher average balance of other borrowings. The decrease in 2000 in this interest expense was due to the lower level of our borrowings. In 2001, 2000 and 1999, mortgage banking interest expense accounted for 37%, 42% and 59% of total expenses, respectively.

  Net Interest Income

   We had net interest income/(expense) from our mortgage banking operations in 2001 of $1.7 million, in 2000 of $(201,090) and in 1999 of $(1.5) million. Our net interest margin from our mortgage banking operation was 1.40% in 2001, (0.32)% in 2000, and (2.04)% in 1999. The increase in net interest income from 2000 to 2001 is the result of our higher volume of mortgage loan production. The improvement in the net interest margin was a result of the improved spread between the long-term interest rates and the short-term interest rates in 2001. The level of net interest income is the result of the mortgage production levels, as well as the existing rate environment. Mortgage production totaled $3.4 billion in 2001, $1.3 billion in 2000 and $1.8 billion in 1999. For a discussion of the movement of the net interest income, the net interest margin and the interest spread see "Results of Operations--General Discussion of Our Results" above.

  Other Income

   We had other mortgage banking income in 2001 of $21.5 million, in 2000 of $8.1 million and in 1999 of $14.1 million. The increase in 2001 in the other income was due to an increase in the level of mortgage servicing rights sold while the decrease in 2000 was caused by a decrease in the level of mortgage servicing rights sold. We sold servicing rights with respect to $2.8 billion of mortgage loans in 2001, for a total net gain of $20.1 million, or a spread on the sale of servicing of 0.71%. This compares to servicing rights sales with respect to $1.3 billion of mortgage loans in 2000, for a total net gain of $6.2 million, or a spread on the sale of servicing of 0.48%. We sold servicing rights in 1999 of $1.8 billion for a net gain of $9.8 million, or a spread on the sale of servicing of 0.54%. The increase in the spread on the sale of servicing rights in 2001 is indicative of the lower cost to originate servicing rights due to the production consisting primarily of borrowers refinancing their mortgage loans. We presently intend to sell a portion of the servicing rights retained during 2002, although there can be no assurance as to the volume of our loan acquisition or that any gain will be recognized on such sales. Gestation fee income is generated from our sale of mortgage loans to securities brokers pursuant to a repurchase agreement. Under the agreement, we sell mortgage loans and simultaneously assign the related mandatory sales commitments to a securities broker. We continue to receive fee income from the securities broker until the loan is delivered into the mandatory sales commitment. Alternatively, we sell loans on an individual basis and subsequently pair off the mandatory sales commitment by purchasing loans from other originators for delivery against the mandatory sales commitments. In this case, we do not receive any gestation fee income, which is income derived from the spread between the fee we received on the mortgage loan and the fee charged by the security broker during the holding or "gestation" period, prior to our sale of the loan. In 2001, our gestation fee income decreased $302,419, or approximately 49%, as a result of our increased use of Freddie Mac programs to sell loans on an individual basis.

  Other Expenses

   The following table provides a breakdown of other expense attributable to our mortgage banking business for the years ended December 31, 1999, 2000 and 2001:

                                   For the Year Ended December 31,
                          -----------------------------------------------------
                                1999              2000              2001
                          ----------------- ----------------- -----------------
                                   Percent           Percent           Percent
                          Expense  of Total Expense  of Total Expense  of Total
                          -------  -------- -------  -------- -------  --------
                                        (dollars in thousands)
Salaries and benefits...  $ 6,672    61.0%  $ 1,368    57.8%  $14,920   109.8%
Occupancy and equipment
 expense................      946     8.7       934    12.4     1,056     7.8
Outside service fees....    2,193    20.0     1,116    14.8     1,292     9.5
Subservicing expense....      429     3.9       359     4.8       451     3.3
Amortization expense....      967     8.8       745     9.9     1,114     8.2
Capitalized loan costs..   (4,174)  (38.1)   (3,002)  (39.7)   (7,674)  (56.5)
Other operating
 expense................    3,913    35.8     3,036    40.2     2,433    17.9
                          -------   -----   -------   -----   -------   -----
Total other expense.....  $10,946   100.0%  $ 7,556   100.0%  $13,592   100.0%
                          =======   =====   =======   =====   =======   =====

   We had other mortgage banking expenses in 2001, 2000 and 1999 of $13.6 million, $7.6 million and $10.9 million, respectively. During 2001, our mortgage banking business enjoyed record earnings as the result of the exceptionally strong residential mortgage market due to historically low interest rates and 11 decreases in interest rates by the Federal Reserve, and our other expenses increased accordingly. When we commenced our mortgage banking business in 1993, we entered into employment agreements with Mr. Robert
C. KenKnight, the President of our mortgage business, and thereafter with Mr. Michael P. Leddy, an Executive Vice President of our mortgage business, to ensure that we had their services on a long-term basis. These employment agreements provide incentives for Messrs. KenKnight and Leddy that are linked to the performance of our mortgage business. As a result of the record year that our mortgage operations experienced during 2001, Mr. KenKnight earned a salary of approximately $3.5 million and received 35,240 shares of restricted stock under his employment agreement, and Mr. Leddy earned a bonus of approximately $575,000 and received 34,981 shares of restricted stock under his compensation agreement. These cash amounts were earned and accrued during 2001, but did not become payable until after our financial statements for 2001 were audited in late March of 2002.

   Because these increased expenses tend to be variable rather than fixed in nature, we believe that we are generally able to reduce these expenses, including the compensation paid to the executive officers our mortgage business, in response to a change in the market. During 1998 and 1999, when interest rates were relatively low, we experienced an increase in mortgage production and refinancings, which, in turn, resulted in an increase in other expense for those periods. The reduction in other expense from 1999 to 2000 was attributable to the relatively high level of interest rates that prevailed during 2000, when our mortgage volume decreased significantly. In response to this decreased mortgage volume, we decreased the variable components of our other expense during 2000. Capitalized loan costs are reported as a reduction of other expenses and like other components of other expenses, vary significantly with mortgage production.

  Pretax Net Income

   In 2001, our mortgage banking pretax income was $9.2 million, compared to $370,397 in 2000 and $1.6 million in 1999. The favorable increase in pretax net income from our mortgage banking business for 2001 was influenced by the dramatic changes in interest rates between the relatively high rates that characterized most of 2000 and the multiple interest rate reductions that began taking place at the end of 2000 and continued through most of 2001. Decreases in interest rates generally encourage our customers to refinance existing homes, or to purchase new homes, increasing our loan production activities. This increase in mortgage production was also accompanied by an increase in the gain on the sale of mortgage servicing rights. Our mortgage production decreased significantly between 1999 and 2000 due to the impact of the relatively high interest rates that existed from the end of 1999 through most of 2000. The increased rates reduced our loan production and, in turn, the sales of mortgage servicing rights.

Financial Condition

 General Discussion of Our Financial Condition

  Total Assets

   Our total assets increased 103% during 2001, from $242.1 million as of December 31, 2000 to $490.9 million as of December 31, 2001 due to increases in commercial bank loans during 2001of $30.7 million and an increase in residential mortgage loans held for sale during 2001 of $204.7 million. The increase corresponded with a 37% increase in deposits amounting to $59.8 million and a 317% increase in other borrowings of $174.1 million during 2001. In 2000, our total assets increased 38% from $175.8 million at December 31, 1999. The increase resulted from an increase of $21.5 million in residential mortgages held for sale and corresponded with a $9.3 million, or 20%, increase in other borrowings.

  Interest-Earning Assets

   Our interest-earning assets are comprised of:

  .  commercial banking loans;

  .  mortgage loans held for sale;

  .  investment securities;

  .  interest-bearing balances in other banks; and

  .  temporary investments.

   Interest-earning assets increased 109% in 2001 from $218.7 million at December 31, 2000 to $458.8 at December 31, 2001. The increase was the result of increases in commercial banking loans and residential mortgages held for sale. In 2000, interest-earning assets increased 44% from $152.4 million at December 31, 1999. For detail with respect to each of our business segments, see "Financial Condition--Financial Condition of Our Commercial Banking Business" and "Financial Condition--Financial Condition of Our Mortgage Banking Business" below.

   The following table sets forth a distribution of the assets, liabilities and shareholders' equity for the periods indicated:

         Distribution of Assets, Liabilities and Shareholders' Equity

                                     2001     2000     1999     1998     1997
                                    Daily    Daily    Daily    Daily    Daily
                                   Average  Average  Average  Average  Average
                                   Balances Balances Balances Balances Balances
                                   -------- -------- -------- -------- --------
                                                  (in thousands)
ASSETS
Interest-earning assets:
 Loans (1).......................  $104,346 $ 75,229 $ 46,791 $ 38,150 $32,520
 Mortgage loans held for sale....   186,658   82,875  101,672   85,641  39,810
 Securities, at cost.............    16,873   13,748    8,060    3,024   2,126
 Federal funds sold..............     6,187      753    4,310    2,557   1,659
 Deposit in other banks..........     5,829      969    4,945    2,276   1,398
                                   -------- -------- -------- -------- -------
Total interest-earning assets....   319,893  173,574  165,778  131,648  77,513
                                   -------- -------- -------- -------- -------
Other assets.....................    30,026   25,575   21,782   11,455  11,446
                                   -------- -------- -------- -------- -------
Total assets.....................  $349,919 $199,149 $187,560 $143,103 $88,959
                                   ======== ======== ======== ======== =======
LIABILITIES & SHAREHOLDERS'
 EQUITY
Interest-bearing liabilities
 Demand deposits.................  $ 29,050 $ 24,508 $ 20,728 $ 14,587 $ 9,223
 Savings deposits................    12,109    9,969    8,026    5,441   5,112
 Time deposits...................   120,295   67,970   61,301   45,603  34,052
Mortgage warehouse line of credit
 and other.......................   120,237   48,311   51,841   32,336  11,594
                                   -------- -------- -------- -------- -------
Total interest-bearing
 liabilities.....................  $281,691 $150,758 $141,896 $ 97,967 $59,981
Noninterest-bearing deposits.....    15,880   23,138   13,919   18,762  12,440
Other liabilities................    33,714    9,949   16,907   14,446   8,379
Shareholders' equity.............    18,634   15,304   14,838   11,928   8,159
                                   -------- -------- -------- -------- -------
Total liabilities & shareholders'
 equity..........................  $349,919 $199,149 $187,560 $143,103 $88,959
                                   ======== ======== ======== ======== =======

                           2001    2001   2000    2000   1999    1999   1998    1998   1997    1997
                          Income/ Yield/ Income/ Yield/ Income/ Yield/ Income/ Yield/ Income/ Yield/
                          Expense Rates  Expense Rates  Expense Rates  Expense Rates  Expense Rates
                          ------- ------ ------- ------ ------- ------ ------- ------ ------- ------
                                                    (dollars in thousands)
Interest income/yields:
 Loans (1)..............  $ 9,349  8.96% $ 7,461  9.92% $ 4,525  9.67% $3.796   9.95% $3,209   9.87%
 Mortgage loans held for
  sale..................    9,956  5.33%   5,229  6.31%   4,957  4.88%  4,060   4.74%  2,115   9.58%
 Securities, at cost....    1,242  7.36%   1,110  8.07%     608  7.54%    193   6.38%    144   6.77%
 Federal funds sold.....      243  4.22%      47  6.24%     220  5.10%    140   5.48%     94   5.67%
Deposit in other banks..      246  4.22%      56  5.78%     272  5.50%    128   5.62%     78   5.58%
                          -------  ----  -------  ----  -------  ----  ------   ----  ------   ----
Total interest
 income/yield...........  $21,036  6.58% $13,903  8.01% $10,582  6.38% $8,317   6.32% $5,640   9.80%
                          -------  ----  -------  ----  -------  ----  ------   ----  ------   ----
Interest expense/rates:
 Demand deposits........  $   994  3.42% $ 1,051  4.29% $   837  4.04% $  630   4.32% $  382   4.14%
 Savings deposits.......      384  3.17%     368  3.69%     293  3.65%    199   3.66%    181   3.54%
 Time deposits..........    7,700  6.40%   4,339  6.38%   3,562  5.81%  2,825   6.19%  2,120   6.23%
 Mortgage warehouse line
  of credit and other...    4,734  3.94%   3,201  6.63%   3,585  6.92%  2,425   7.50%    570   4.92%
                          -------  ----  -------  ----  -------  ----  ------   ----  ------   ----
Total interest
 expense/rates..........   13,812  4.90%   8,959  5.94%   8,277  5.83%  6,079   6.21%  3,253   5.42%
Net interest income.....  $ 7,224        $ 4,944        $ 2,305        $2,238         $2,387
                          -------        -------        -------        ------         ------
Net yield on interest-
 earning assets.........           2.26%          2.85%          1.39%          1.70%          3.08%
                                   ----           ----           ----           ----           ----

------------------
(1) For the purpose of these computations, non-accruing loans are included in the daily average loan amounts outstanding.

   Allowance for Losses

   Our assessment of the risk associated with extending credit and our evaluation of the quality of our loan portfolio is reflected in the allowance for loan losses. We maintain an allowance for our commercial banking loan portfolio only, as detailed below under "Financial Condition--Financial Condition of Our Commercial Banking Business." We have no allowance for the portfolio of mortgage loans held for sale. Our mortgage loans held for sale are carried at the lower of aggregate cost or market price and, therefore, do not require a reserve.

  Fixed Assets

   We had fixed assets of $6.3 million at December 31, 2001, $6.3 million at December 31, 2000 and $6.0 million at December 31, 1999. In 2001, the Company's addition to fixed assets were offset by the depreciation, while the increase in 2000 was due to the purchase of property to construct a new branch facility in Cartersville, Georgia.

   In 1999, Crescent Bank provided a supplemental retirement plan to its banking officers funded with life insurance. In the first quarter 2000, we added our directors to the supplemental retirement plan. At December 31, 2001, the total cash value of the life insurance was $3.6 million. The cash values at December 31 for each of 2000 and 1999 were $3.4 and $2.1 million, respectively.

 Financial Condition of Our Commercial Banking Business

  Total Commercial Banking Loans

   During 2001, our average commercial banking loans were $104.3 million and constituted 33% of our average consolidated earning assets, and 30% of our average consolidated total assets. The 39% increase in average commercial banking loans experienced by Crescent Bank during 2001 was the result of higher loan demand in its service area, as well as the expansion of Crescent Bank's operations in each of Bartow, Cherokee, and Forsyth Counties, Georgia. Our commercial banking loans are expected to produce higher yields than securities and other interest-earning assets. During 2000, our average commercial banking loans were $75.2 million and constituted 43% of our average consolidated earning assets and 38% of our average consolidated total assets. During 1999, our average commercial banking loans were $46.8 million, or 28 % of average consolidated earning assets and 25% of average consolidated total assets. This 61% increase in our average commercial banking loans was the result of higher loan demand in Crescent Bank's service areas, as well as expansion of Crescent Bank's operations.

   Loan Loss Allowance

   The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of our loan portfolio. We maintain our allowance for loan losses at a level that we believe is adequate to absorb the risk of loan losses in the loan portfolio. In determining the appropriate level of our allowance for loan losses, we apply a methodology that has both a specific component and a general component. Under the specific component of our methodology, we grade each loan:

   (1) at the time of the loan's origination;

   (2) at each of our loan review meetings; and

   (3) at any point in time when payments due under the loan are delinquent.

   Our grading system is similar to the grading systems used by our bank regulators in analyzing loans. To grade a loan, we consider:

   (1) the value of collateral;

   (2) the relative risk of the loan, based upon the financial strength and creditworthiness of the borrower;

   (3) prevailing and forecasted economic conditions; and

   (4) our historical experience with similar loans.

   The actual grading is performed by our loan officers and reviewed and approved by our loan committee. After grading each of the loans, we review the overall grades assigned to the portfolio as a whole and attempt to identify and determine the effect of potential problem loans.

   The general component of our methodology involves an analysis of our actual loan loss experience, a comparison of the actual loss experience of banks in our peer group, and assumptions about the economy generally. We also consider the regulatory guidance provided by the Federal Financial Institution Examination Council's Interagency Policy Statement on Allowance for Loan Losses Methodologies, as well as other widely accepted guidance for banks and savings institutions generally.

   We apply both the specific and general components of our methodology, together with regulatory guidance, to determine an appropriate level for our allowance for loan losses. We also hire independent loan review consultants on a semi-annual basis to review the quality of our loan portfolio and the adequacy of our allowance for loan losses. The provision for loan losses during a particular period is a charge to earnings in that period in order to maintain our allowance for loan losses at a level that we estimate to be adequate to cover losses based upon our methodology.

   Crescent Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses compared to a group of peer banks identified by the regulators. During their routine examinations of banks, the Federal Reserve, Federal Deposit Insurance Corporation and the Georgia Department of Banking and Finance may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, their credit evaluations and allowance for loan loss methodology differ materially from ours.

   While it is Crescent Bank's policy to charge-off in the current period loans for which a loss is considered probable, there are additional risks of losses, which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

   The allowance for loan losses totaled $1.6 million, or 1.29% of total commercial banking loans, at December 31, 2001. The allowance for loan losses at December 31, 2000 was $1.4 million, or 1.45% of total commercial banking loans, as of that date. The increase from 2000 to 2001 was primarily the result of a provision for loan loss of $515,000 in 2001, and the increase in the allowance corresponds to the 33% increase in commercial banking loans in 2001. The increase in 2000 was due to a provision for loan losses of $500,000 and corresponded to the 72% increase in commercial banking loans in 2000. The allowance for loan losses in 1999 amounted to $864,689 and represented 1.60% of total commercial banking loans at December 31, 1999. Although the loan loss percentage decreased, the total provision for loan losses increased, due to the increase in the commercial loan portfolio of 31% in 1999. The allowance for loan losses as of December 31, 1998 and 1997 were $669,020 and $514,634, representing 1.69% and 1.40% of total commercial banking loans, respectively. The increase in the provision and the percentage of commercial banking loans was based on our analysis and judgement of loan quality and our determination of what level of reserves was reasonable to cover the risk of loss in the loan portfolio. The determination of the reserve level rests upon our judgment about factors affecting loan quality, assumptions about the economy and historical experience. Our judgment as to the adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular focus on loans that are past due and other loans that we believe require attention. We believed that the allowance at December 31, 2001 was adequate at that time to cover the risk of losses in our loan portfolio; however, our judgment is based upon a number of assumptions about events which we believe to be reasonable but which may or may not be realized. There is no assurance that charge-offs will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. As a result of a weaker economy generally, and the slowdown in the economy and uncertainties created by the September 11, 2001 terrorist attacks and the war against terrorism, additions to the allowances and charge-offs may become necessary.

   Crescent Bank's policy is to discontinue the accrual of interest on loans that are 90 days past due unless they are well secured and in the process of collection. We recognize interest on these non-accrual loans only when we receive the interest. As of December 31, 2001, Crescent Bank had $509,526 of commercial banking loans contractually past due more than 90 days, no commercial banking loans accounted for on a non-accrual basis, and no commercial banking loans considered to be troubled debt restructurings. As of December 31, 2000, Crescent Bank had $286,393 of commercial banking loans contractually past due more than 90 days, $21,863 of commercial banking loans accounted for on a non-accrual basis and no commercial banking loans considered to be troubled debt restructurings. As of December 31, 1999, Crescent Bank had $507,531 of commercial banking loans contractually past due more than 90 days, $30,193 of commercial banking loans accounted for on a non-accrual basis, and no commercial banking loans considered to be troubled debt restructurings.

   The following table shows the composition of the loan portfolio as of each of the periods ended December 31, 2001, 2000, 1999, 1998 and 1997.

                              Total Loan Portfolio

                             As of        As of        As of        As of        As of
                          December 31, December 31, December 31, December 31, December 31,
                              2001         2000         1999         1998         1997
                          ------------ ------------ ------------ ------------ ------------
                                               (dollars in thousands)
Commercial..............    $ 12,518     $11,561      $ 9,474      $ 6,585      $ 4,973
Real estate-construction
 and land development...      29,858      29,326       15,914       10,027       12,527
Real estate-mortgage....      66,642      41,009       21,311       18,942       14,764
Installment and other...      14,593      11,015        7,378        5,774        4,386
                            --------     -------      -------      -------      -------
  Total.................    $123,611     $92,911      $54,077      $41,328      $36,650
                            ========     =======      =======      =======      =======

   The following table shows the amount of loans outstanding as of December 31, 2001, which based on remaining scheduled repayments of principal, are due in the periods indicated. Also provided are the amounts due after one year, classified according to the sensitivity to changes in interest rates.

                                                   Loans Maturing
                                      -----------------------------------------
                                                  After
                                               One Year but
                                       Within     Within      After
                                      One Year  Five Years  Five Years  Total
                                      -------- ------------ ---------- --------
                                                   (in thousands)
Commercial........................... $ 6,544    $ 5,769      $  205   $ 12,518
Real estate-construction.............  26,448      3,196         214     29,858
Real estate-mortgage.................  21,579     42,725       2,338     66,642
Installment and other................   2,716     11,120         757     14,593
                                      -------    -------      ------   --------
  Total.............................. $57,287    $62,810      $3,514   $123,611
                                      =======    =======      ======   ========

Loans maturing after one year with:
 Fixed interest rates.........................   $49,234      $1,580
 Variable interest rates......................    13,576       1,934
                                                 -------      ------
                                                 $62,810      $3,514
                                                 =======      ======

   The following table summarizes Crescent Bank's non-accrual, past due and restructured commercial banking loans:

                                                             December 31,
                                                       ------------------------
                                                       2001 2000 1999 1998 1997
                                                       ---- ---- ---- ---- ----
                                                            (in thousands)
Non-accrual loans..................................... $--  $ 22 $ 30 $  1 $--
                                                       ==== ==== ==== ==== ====
Accruing loans past due 90 days or more............... $510 $286 $507 $457 $ 61
Restructured loans....................................  --   --   --   --   --
                                                       ==== ==== ==== ==== ====

   The following table summarizes activity in the allowance for commercial banking loan losses for the dates indicated:

                                      Years Ended December 31,
                          ----------------------------------------------------
                             2001        2000       1999      1998      1997
                          ----------  ----------  --------  --------  --------
                                       (dollars in thousands)
Balance, beginning of
 period.................  $1,350,774  $  864,689  $699,020  $514,634  $335,512
Loans charged off:
 Commercial.............     (22,480)    (60,790)      --    (21,984)      --
 Real estate-
  construction..........         --          --        --        --        --
 Real estate-mortgage...         --          --        --        --        --
 Installment and other
  consumer..............    (249,496)    (36,025)  (26,103)  (10,184)  (13,295)
                          ----------  ----------  --------  --------  --------
Total loans charged
 off....................    (271,976)    (96,815)  (26,103)  (32,168)   13,295
Recoveries:
 Installment and other
  consumer..............       2,489       5,423     1,772    62,612     1,297
 Commercial.............         --       77,477       --        942       --
                          ----------  ----------  --------  --------  --------
Total loans recovered...       2,489      82,900     1,772    63,554     1,297
Net loans recovered
 (charged off)..........    (269,487)    (13,915)  (24,331)   31,386   (24,331)
Provision for loan
 losses.................     515,000     500,000   190,000   153,000   191,120
Balance, end of period..  $1,596,287  $1,350,774  $864,689  $699,020  $514,634
                          ==========  ==========  ========  ========  ========
Loans outstanding at end
 of period, excluding
 loans held for sale....  $  123,611  $   92,911  $ 54,077  $ 41,328  $ 36,650
Ratio of allowance to
 loans outstanding at
 end of period,
 excluding loans held
 for sale...............        1.29%       1.45%     1.60%     1.69%     1.40%
Average loans
 outstanding during the
 period, excluding loans
 held for sale..........  $  104,346  $   75,229  $ 46,791  $ 38,753  $ 32,933
Ratio of net charge offs
 during the period to
 average loans
 outstanding............        0.26%       0.02%     0.05%     0.08%     0.04%

   The following table sets forth, with respect to each category of banking loans, the total amount and the allocation of the allowance for loan losses and the percentage of banking loans in each category of our total banking loans as of the end of the periods indicated:


                                           Years Ended December 31,
                          --------------------------------------------------------------
                              2001          2000         1999        1998        1997
                          ------------  ------------  ----------  ----------  ----------
                           Amt     %     Amt     %    Amt    %    Amt    %    Amt    %
                          ------ -----  ------ -----  ---- -----  ---- -----  ---- -----
                                            (dollars in thousands)
Commercial..............  $  656  37.5% $  518  30.1% $331  29.4% $253  33.4% $222  29.5%
Real estate-
 mortgage(1)............     242  20.5%    228  22.8%  146  21.0%  124  19.4%   59  18.7%
Real estate-construction
 and land development...     275  24.2%    258  31.6%  165  29.4%  153  24.3%   88  34.2%
Consumer................     320  17.8%    262  15.5%  168  20.2%  125  23.0%  101  17.6%
Unallocated.............     103            85          49          49          45
                          ------        ------        ----        ----        ----
                          $1,596 100.0% $1,351 100.0% $865 100.0% $699 100.0% $514 100.0%
                          ====== =====  ====== =====  ==== =====  ==== =====  ==== =====

------------------
(1) Includes any loans secured in whole or in part by real estate.

  Total Non-Performing Commercial Banking Loans

   We define non-performing commercial banking loans as non-accrual and renegotiated commercial banking loans. We did not have any non-performing commercial banking loans at December 31, 2001 as compared to $21,863 at December 31, 2000. If we consider real estate acquired by foreclosure and held for sale, it results in total non-performing commercial banking assets of $332,743 at December 31, 2001, as compared to $43,803 at December 31, 2000. Crescent Bank is currently holding the foreclosed properties for sale. At December 31, 1999, our total non-performing commercial banking assets amounted to $52,133.

   The table below represents Crescent Bank's commercial banking assets that we believe warrant special attention due to the potential for loss, in addition to the non-performing commercial banking loans and foreclosed properties related to the commercial banking loans. Potential problem loans represent commercial banking loans that are presently performing, but where management has doubts concerning the ability of the respective borrowers to meet contractual repayment terms.

                                                Years Ended December 31,
                                            ----------------------------------
                                               2001        2000        1999
                                            ----------  ----------  ----------
Non-performing loans(1).................... $      --   $   21,863  $   30,193
Foreclosed properties......................    332,743      21,940      21,940
                                            ----------  ----------  ----------
Total non-performing assets................ $  332,743  $   43,803  $   52,133
                                            ==========  ==========  ==========
Loans 90 days or more past due on accrual
 status.................................... $  509,526  $  286,393  $  507,532
Potential problem loans(2).................  1,494,302   2,231,684   1,399,926
Potential problem loans/total loans........       1.21%       2.40%       2.59%
Non-performing assets/total loans and
 foreclosed properties.....................       0.27%       0.05%       0.10%
Non-performing assets and loans 90 days or
 more past due on accrual
 Status/total loans and foreclosed
 properties................................       0.68%       0.36%       1.03%

---------------------
(1) Defined as non-accrual loans and renegotiated loans.
(2) Loans identified by management as potential problem loans (classified and criticized loans) but still accounted for on an accrual basis.

  Total Investment Securities

   We invest in U.S. Government and government agency obligations, corporate securities, restricted equity securities, federal funds sold, and interest-bearing deposits with other banks. Our investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of funds not needed to make loans, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. Investment securities and interest-bearing deposits with other banks totaled $21.5 million at December 31, 2001, compared to $16.1 million at December 31, 2000 and $11.9 million at December 31, 1999. Unrealized losses on securities amounted to $147,308 at December 31, 2001 and $1.5 million at December 31, 2000. We have not specifically identified any securities for sale in future periods, which, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale. At December 31, 2001, we had federal funds sold of $179,000, compared to $800,000 at December 31, 2000 and zero at December 31, 1999.

   The following table sets forth the maturities of securities held by us as of December 31, 2001 and the weighted average yields of such securities, calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Equity securities, consisting of shares held in the Federal Home Loan Bank of Atlanta in the amount of $1.8 million and shares held in The Bankers Bank in the amount of $165,975, collectively totaling approximately $1,920,975, are not presented in the table below as they lack a contractual maturity.

                                               Maturing
                         -----------------------------------------------------
                                       After One     After Five
                          Within One   But Within    but Within    After Ten
                             Year      Five Years    Ten Years       Years
                         ------------ ------------  ------------ -------------
                         Amount Yield Amount Yield  Amount Yield Amount  Yield
                         ------ ----- ------ -----  ------ ----- ------- -----
                                        (dollars in thousands)
Municipal Bond..........   --     --  $  345 4.45%    --     --       --   --
U. S. government
 securities.............   --     --   1,033 4.82%    --     --  $18,116 7.35%
                          ---    ---  ------ ----    ---    ---  ------- ----
    Total...............   --     --  $1,378 4.73%    --     --  $18,116 7.35%
                          ===    ===  ====== ====    ===    ===  ======= ====

  Total Commercial Deposits

   Our commercial deposits totaled $222.0 million and $162.2 million at December 31, 2001and December 31, 2000, respectively, representing an increase of 37% during 2001. At December 31, 1999, commercial deposits totaled $110.3 million, increasing by 47.1% in 2000. Commercial deposits averaged $177.3 million, $125.6 million and $103.9 million during each of the twelve month periods ended December 31, 2001, 2000 and 1999, respectively. Interest-bearing deposits represented 79% of total deposits at December 31, 2001, as compared to 82% at both December 31, 2000 and December 31, 1999. Certificates of deposit comprised 72% of total interest-bearing deposits for December 31, 2001, as compared to 72% at December 31, 2000 and 63% at December 31, 1999. The composition of these deposits is indicative of the interest rate-conscious market in which we operate. We cannot provide any assurance that we can maintain or increase our market share of deposits in this highly competitive service area. We had brokered deposits of $496,000 at December 31, 2001, and $6.7 million and $1.4 million as of each of December 31, 2000 and 1999, respectively.

   The following table summarizes average daily balances of deposits and rates paid on our deposits for the periods indicated:

                                                      Years Ended December 31,
                                                     --------------------------
                                                       2001     2000     1999
                                                      Amount   Amount   Amount
                                                     -------- -------- --------
                                                       (dollars in thousands)
Non-interest-bearing
  Demand deposits................................... $ 15,880 $ 23,138 $ 13,919
Interest-bearing
  Demand deposits...................................   29,050   24,508   20,728
Savings deposits....................................   12,109    9,969    8,026
Time deposits.......................................  120,295   67,970   61,301
                                                     -------- -------- --------
    Total........................................... $177,334 $125,585 $103,974
                                                     ======== ======== ========

                                                      Years Ended December 31,
                                                     --------------------------
                                                       2001     2000     1999
                                                       Rate     Rate     Rate
                                                     -------- -------- --------
Interest-bearing demand deposits....................  3.42%    4.29%    4.04%
Savings deposits....................................  3.17%    3.69%    3.65%
Time deposits.......................................  6.40%    6.38%    5.81%

   Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2001 are summarized as follows (in thousands):

Under 3 months.......................................................... $15,800
3 to 6 months...........................................................  19,781
6 to 12 months..........................................................  15,922
Over 12 months..........................................................   5,501
                                                                         -------
                                                                         $57,004
                                                                         =======

 Financial Condition of Our Mortgage Banking Business

  Average Mortgage Loans Held For Sale

   During 2001, average mortgage loans held for sale amounted to $186.7 million and constituted 58% of average consolidated earning assets and 53% of average consolidated total assets. Average mortgage loans held for sale during the twelve months ended December 31, 2000 of $82.9 million constituted 48% of average consolidated interest-earning assets and 42% of average consolidated total assets. During 1999, average mortgage loans held for sale amounted to $46.8 million, constituting 28% of average consolidated earning assets, and 25% of average consolidated total assets. Our residential mortgage loans held for sale generally generate net interest income as the rates of interest paid to us on the longer term mortgage loans are generally greater than those rates of interest that we pay on our shorter term warehouse line of credit, brokered deposits and core deposits.

   We carry our mortgage loans held for sale at the lower of aggregate cost or market price and therefore we do not maintain a reserve for mortgage loans. We do have default and foreclosure risk during the short-term holding period of the mortgages held for sale, which is inherent to the residential mortgage industry. We are at risk for mortgage loan defaults from the time we fund a loan until the time that loan is sold or securitized into a mortgage-backed security, which is generally 15 days after funding. When we sell a loan, we typically make representations and warranties to the purchasers and insurers that we have properly originated and serviced the loans under state laws, investor guidelines and program eligibility standards. We rely on our underwriting department to ensure compliance with individual investor standards prior to the sale of loans, and we rely on our quality control department to randomly test loans that we have sold. Purchasers of our loans typically conduct their own review of the loans, and we may be liable for unpaid principal and interest on defaulted loans if we have breached our representations and warranties. In some instances, we may even be required to repurchase the loan or indemnify the purchaser of the loan for those loans in which we breached our representations and warranties. We regularly make representations and warranties to purchasers of our mortgage loans that, if breached, would require us to indemnify the purchaser for losses or to repurchase the loans, and we consider this practice to be customary and routine. At December 31, 2001, we had $2.2 million of mortgage loans for which we had indemnified the purchaser for the breaches of our representations and warranties. In the event that the purchaser of these loans experiences any losses with respect to the loans, we would be required to repurchase the loans from the purchaser. Although we regularly face potential indemnification and repurchase obligations with respect to mortgage loans that we have sold, we have not historically incurred losses relating to the indemnification or repurchase of loans. As a result, we do not maintain a reserve for this purpose.

   Our mortgage banking segment acquires residential mortgage loans from small retail-oriented originators through CMS and the mortgage division of Crescent Bank. Crescent Bank acquires conventional loans in the Southeast United States while CMS acquires conventional and FHA/VA loans in the Northeast, Midatlantic and Midwest United States and FHA/VA loans in the Southeast United States.

   Crescent Bank acquires residential mortgage loans from approximately 508 small retail-oriented originators in the Southeast United States through various funding sources, including Crescent Bank's regular funding sources, a $55 million warehouse line of credit from the Federal Home Loan Bank of Atlanta and a

$45 million repurchase agreement with UBS/Paine Webber. CMS acquires residential mortgage loans from approximately 587 small retail-oriented originators in the Southeast, Northeast, Midatlantic and Midwest United States through various funding sources, including a $250 million line of credit from UBS/Paine Webber, a $50 million line of credit from Colonial Bank, and a $75 million repurchase agreement from UBS/Paine Webber. Under the repurchase agreements, we sell our mortgage loans and simultaneously assign the related mandatory sales commitments to UBS/Paine Webber. The majority of our mortgage loans are currently being resold in the secondary market to Freddie Mac, Fannie Mae and private investors after being "warehoused" for 10 to 30 days. We purchase loans that we believe will meet secondary market criteria, such as loans providing for amount limitations and loan-to-value ratios that would qualify for resales to Freddie Mac, Fannie Mae and Ginnie Mae. To the extent that we retain the servicing rights on the mortgage loans that we resell, we collect annual servicing fees while the loan is outstanding. We sell a portion of our retained servicing rights in bulk form or on a monthly flow basis. The annual servicing fees and gains on the sale of servicing rights is an integral part of our mortgage banking business and its contribution to net income. We currently pay a third party subcontractor to perform servicing functions with respect to loans we sell, but where we retain the servicing.

   The following table presents the outstanding balances of our borrowings under our warehouse lines of credit and the weighted average interest rates on the lines of credit for the last two years. Draws on the lines of credit have a 30-day maturity.

                                                     Years Ended December 31,
                                                     --------------------------
                                                       2001     2000     1999
                                                     --------  -------  -------
                                                      (dollars in thousands)
Balance at period end............................... $229,091  $54,947  $45,677
Weighted average interest rate at period end........     3.16%    8.07%    7.39%
Maximum amount outstanding at any month's end....... $229,091  $65,975  $82,273
Average amount outstanding.......................... $120,237  $48,311  $51,841
Weighted average interest rate......................     3.94%    7.03%    6.75%

  Total Mortgage Loan Acquisitions and Resales

   During 2001, we acquired $3.4 billion of mortgage loans and resold $3.2 billion of mortgage loans in the secondary market with servicing rights retained. During 2000, we acquired $1.3 billion of mortgage loans, approximately all of which were resold in the secondary market with servicing rights retained. We acquired $1.9 billion of mortgage loans during 1999, $0.1 billion less than in 1998, and resold $1.8 billion in 1999. At each of December 31, 2001, 2000 and 1999, we carried $313.5 million, $108.8 million and $87.3 million, respectively, of mortgage loans held for sale on our balance sheet.

  Servicing Rights

   At December 31, 2001, we carried $3.1 million of mortgage servicing rights on our balance sheet, compared to $3.8 million at December 31, 2000. We are amortizing the mortgage servicing rights over an accelerated period. We held servicing rights with respect to loans with unpaid principal balances totaling $693.8 million at December 31, 2001. During 2001, we sold servicing rights with respect to $2.8 billion of mortgage loans carried on our balance sheet at a cost of $22.8 million for a gain of $20.1 million.

   Other borrowings

   At December 31, 2000, we held servicing rights with respect to loans with unpaid principal balances totaling $342.7 million, compared to $420.0 million at December 31, 1999 and $486.0 million at December 31, 1998. During 2000, we sold servicing rights with respect to $1.3 billion of mortgage loans carried on our balance sheet at a cost of $15.9 million for a $6.2 million gain. During 1999, we sold servicing rights with respect to $1.8 billion of loans with a cost of $21.2 million, resulting in a gain of $9.8 million.

   The market value of our servicing portfolio is contingent upon many factors, including, without limitation, the interest rate environment, the estimated life of the servicing portfolio, the loan quality of the servicing portfolio and the coupon rate of the loan portfolio. We cannot provide assurance that we will continue to experience a market value of our servicing portfolio in excess of the cost to acquire the servicing rights, nor can we provide assurance as to the expected life of our servicing portfolio, or as to the timing or amount of any sales of our retained servicing rights.

   Our other borrowings consist of borrowings from the Federal Home Loan Bank of Atlanta, which is priced at the Federal Home Loan Bank of Atlanta daily rate plus 25 basis points. At December 31, 2001, this rate was 2.08%. All mortgage production generated by CMS is funded through warehouse lines of credit from Colonial Bank, priced at one-month LIBOR plus 115 to 155 basis points with a floor of 250 basis points, and UBS/Paine Webber, priced at one-month LIBOR plus 100 to 130 basis points. At December 31, 2001, these rates were 3.83% and 3.23%, respectively.

  Capital and Liquidity

   Our capital adequacy is measured by risk-based and leverage capital guidelines. Developed by regulatory authorities to establish capital requirements, the risk-based capital guidelines assign weighted levels of risk to various asset categories. Among other things, these guidelines currently require us to maintain a minimum ratio of 8.0% of total capital to risk-adjusted assets. Under the guidelines, one-half of our required capital must consist of Tier 1 Capital, which would include such things as our tangible common shareholders' equity and any qualifying perpetual preferred stock. The leverage guidelines provide for a minimum ratio of Tier 1 Capital to total assets of 3.0% if we meet certain requirements, including having the highest regulatory rating, and cushion the ratio by an additional 1.0% to 2.0% otherwise. The guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated without the inclusion of intangible assets, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us, and the FDIC has not advised Crescent Bank, of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio that we are required to meet. Crescent Bank has agreed with the Georgia Department to maintain a leverage ratio of 8.0%.

   At December 31, 2001, Crescent Bank's leverage ratio was 7.15%. To address the leverage ratio shortcoming, we have enhanced our dividend reinvestment plan and obtained a 30% participation rate, and are pursuing alternative means of raising capital, including a common stock offering. On November 9, 2001, we completed a $3.5 million offering and sale of trust preferred securities and contributed approximately $2.4 million of the net proceeds from this offering to Crescent Bank.

   Our total consolidated shareholders' equity was $22.8 million, or 4.65% of total consolidated assets, at December 31, 2001, compared to $15.8 million, or 6.53% of total consolidated assets, at December 31, 2000 and $14.9 million, or 8.46% of total consolidated assets, at December 31, 1999. The decrease in shareholders' equity to total asset ratio in 2001 was the result of a 103% increase in total consolidated assets, primarily due to commercial banking loans. The decrease in shareholders' equity to total asset ratio in 2000 was due to a 38% increase in our total consolidated assets.

   At December 31, 2001, our ratio of total consolidated capital to risk-adjusted assets was 8.98%, with 8.46% comprised of tangible common shareholders' equity. We paid $565,890, or $.31 per share, of dividends to our shareholders during 2001. A quarterly dividend of $.0775 was declared in February 2002 and was paid on March 7, 2002. At December 31, 2000, the ratio of total consolidated capital to risk-adjusted assets was 10.35%, with 9.54% comprised of tangible common shareholders' equity, compared to a ratio of 13.62%, with 12.88% of tangible common shareholders' equity, at December 31, 1999. During 2000, we paid $531,902 of dividends, or $.30 per share, compared to $400,473, or $.23 per share, during 1999.

   In connection with the completion of our offering and sale of $3.5 million of trust preferred securities on November 9, 2001, we repaid a portion of our outstanding loan from The Bankers Bank and replaced the remaining $2.6 million that we had outstanding under that loan with a new $2.6 million line of credit with The Bankers Bank. Our borrowing under this new line of credit will accrue interest at the prime rate, as reported in the Money Rates section of The Wall Street Journal, minus 0.50%. Under the terms of the line of credit, we are required to pay 12 months of interest only, due on a quarterly basis, followed by ten equal principal payments over 10 years, with interest due quarterly. We presently expect to use a portion of the net proceeds of our anticipated common stock offering to fully repay this line of credit.

   Liquidity involves our ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements, and otherwise sustain our operations. This is accomplished through maturities and repayments of our loans and investments, our deposit growth, and our access to sources of funds other than deposits, such as the federal funds market and borrowings from the Federal Home Loan Bank and other lenders.

   As of December 31, 2001, we had various sources of liquidity, distinct from our internal equity and operational financing, that were available to us to support our growth and operations. We have access to $55 million in borrowing through our line of credit with the Federal Home Loan Bank of Atlanta, for which we had an average drawn balance of $3.0 million for the twelve months ended December 31, 2001. We also maintain warehouse lines of credit from UBS PaineWebber Inc. and Colonial Bank totaling $300 million, available to fund the origination and holding of our mortgage loan business. In addition, we have $11.6 million of federal funds lines that we may access. As of November 9, 2001, we replaced an existing $3.6 million line of credit with The Bankers Bank with a new $2.6 million line.

   Our average liquid assets consist of cash and amounts due from banks, interest-bearing deposits in other banks, federal funds sold, mortgage loans held for sale net of borrowings, investment securities and securities held for sale. These average liquid assets totaled $104.1 million and $54.7 million during 2001 and 2000, representing 59% and 44% of average deposits for those periods, respectively. Our average liquid assets during the period ended December 31, 1999 were $56.6 million, representing 55% of average deposits for the year. The increase in average liquid assets as a percentage of average deposits in 2001 was the result of the increase in mortgage loans held for sale. Average net commercial banking loans were 59%, 60% and 45% of average deposits during 2001, 2000 and 1999, respectively. Average deposits were 55%, 72% and 63% of average interest-earning assets during 2001, 2000 and 1999, respectively.

   The following table shows operating and capital ratios for each of the last three years:

                                                             Year Ended
                                                            December 31,
                                                          -------------------
                                                          2001   2000   1999
                                                          -----  -----  -----
Percentage of net income to:
  Average shareholders' equity........................... 34.86%  6.82%  8.72%
  Average total assets...................................  1.86%  0.52%  0.69%
Percentage of average shareholders' equity to average
 total assets............................................  5.33%  7.68%  7.91%
Percentage of dividends paid to net income...............  8.71% 50.94% 30.97%

   Crescent Bank actively manages the levels, types and maturities of interest-earning assets in relation to the sources available to fund current and future needs. In addition to the borrowing sources related to the mortgage operations, Crescent Bank also maintains federal funds lines of credit totaling $11.6 million. Crescent Bank's liquidity position has also been enhanced by the operations of their mortgage division due to the investment of funds in short-term assets in the form of mortgages held for sale. Once funded, mortgages will generally be held by Crescent Bank for a period of 10 to 30 days. We presently believe Crescent Bank's liquidity sources are adequate to meet its operating needs in the foreseeable future. Similarly, CMS' liquidity is adequate for its operations due to its investment in the short-term mortgage loans it holds for resale.

Quantitative and Qualitative Disclosures about Our Market Risk

   Market risk is the risk of loss arising from adverse changes in fair value of financial instruments due to a change in economic conditions, interest rates, regulations and laws. We are inherently affected by different market risks. Our primary risk is interest rate risk. We do not conduct foreign exchange transactions or trading activities, which would produce price risk.

 Interest Rate Risk

   Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. The primary purpose of managing interest rate risk is to reduce interest rate volatility and achieve reasonable stability to earnings from changes in interest rates and preserve the value of our equity. Changes in interest rates affects our volume of mortgage production, value and retention of mortgage servicing rights and value and effectiveness of mortgage interest rate hedges.

   We manage interest rate risk by maintaining what we believe to be the proper balance of rate sensitive assets, rate sensitive liabilities and off- balance sheet interest rate hedges. The relationship between rate sensitive assets and rate sensitive liabilities is a key factor in projecting the effect of interest rate changes on net interest income. Rate sensitive assets and rate sensitive liabilities are those that can be repriced to current rates within a relatively short time period. We monitor the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments, but place particular emphasis on the initial twelve-month period. The following table shows our rate sensitive position at December 31, 2001. Approximately 85% of earning assets and 96% of funding for these earning assets is scheduled to reprice at least once during the next twelve months. The total excess of interest-bearing assets over interest-bearing liabilities, based on a one-year time period, was $1.3 million, or 0.3% of total assets.

                         Interest Rate Sensitivity Gaps
                            As of December 31, 2001

                                               Amounts Repricing In
                                   --------------------------------------------
                                   0-90 Days 91-365 Days 1-5 Years Over 5 Years
                                   --------- ----------- --------- ------------
                                              (millions of dollars)
Interest-earning assets...........  $365.1     $ 24.7      $49.5      $19.5
Interest-bearing liabilities......   313.1       75.4       16.8          0
                                    ------     ------      -----      -----
Interest sensitivity gap..........  $ 52.0     $(50.7)     $32.7      $19.5
                                    ======     ======      =====      =====

   We were in an asset-sensitive position for the cumulative three-month, one-to-five year and over five-year intervals. This means that during the five-year period, if interest rates decline, the net interest margin will decline. During the 0-90 day period, which has the greatest sensitivity to interest rate changes, if rates rise, the net interest margin will improve. Conversely, if interest rates decrease over this period, the net interest margin will decline. At December 31, 2001, we were within our policy guidelines of rate-sensitive assets to rate-sensitive liabilities of 80-140% at the one-year interval. Since all interest rates and yields do not adjust at the same time or rate, this is only a general indicator of rate sensitivity.

   We also use mandatory sales commitments to deliver mortgage loans held for sale, reducing the interest rate risk. At December 31, 2001, our commitments to purchase mortgage loans, referred to as the mortgage pipeline, totaled approximately $759 million. Of the mortgage pipeline, we had, as of December 31, 2001, approximately $265 million had interest rate risk. The remaining $494 million of mortgage loans are not subject to interest rate risk. The mortgages not subject to interest rate risk are comprised of:

  . loans under contract to be placed with a private investor through a best efforts agreement, where the investor purchases the loans from us at the contractual loan rate;

  . loans with floating interest rates which close at the current market rate; and

  . loans where the original fixed interest rate commitment has expired and which will be repriced at the current market rate.

   Our mortgage division has adopted a policy intended to reduce interest rate risk incurred as a result of market movements that occur between the time commitments to purchase mortgage loans are made and the time the loans are closed. Accordingly, commitments to purchase loans will be covered either by a mandatory sale of such loans into the secondary market or by the purchase of an option to deliver to the secondary market a mortgage-backed security. The mandatory sale commitment is fulfilled with loans closed by us through pairing off the commitment by purchasing loans through the secondary market. In some circumstances, we seek best execution by pairing off the commitment to sell closed loans and fulfilling that commitment with loans we purchase through the secondary market. We cover mortgage loans held for sale either by a mandatory sale of the loans or by the purchase of an option to deliver the loans to the secondary market.

   On January 1, 2001, we adopted Financial Accounting Standards Board (FASB) No. 133, "Accounting For Certain Derivative Instruments And Hedging Activities," and FASB No. 138, "Accounting For Certain Derivative Instruments And Certain Hedging Activities--An Amendment of FASB No. 133", which we refer to together as "FAS 133." Under FAS 133, all derivative financial instruments are to be recognized on a company's balance sheet at fair value. On the date we enter into a derivative contract, we designate the derivative instrument as either:

  (1) a hedge of the fair value of a recognized asset, liability or an unrecognized firm commitment, called a "fair value" hedge;

  (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability, called a "cash flow" hedge; or

  (3) a free-standing derivative instrument.

   For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recorded in the net income of the current period. For a cash flow hedge, changes in the fair value of the derivative to the extent that it is effective are recorded in other comprehensive income within the stockholders' equity section of the balance sheet and subsequently reclassified as income in the same period that the hedged transaction impacts net income. For free-standing derivatives instruments, changes in the fair values are reported in the net income of the current period. We have three types of derivative financial instruments that meet the criteria of a derivative as outlined in FAS 133:

  (1) interest rate lock commitments;

  (2) mandatory sales commitments; and

  (3) options to deliver mortgage-backed securities.

All of these derivative financial instruments are considered to be free-standing derivative instruments.

   We formally document the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedging transactions.

   The primary market risk facing us is interest rate risk related to our locked pipeline. The locked pipeline is comprised of interest rate lock commitments issued on residential mortgage loans to be held for sale. In order to mitigate the risk that a change in interest rates will result in a decline in the value of our locked pipeline, we enter into hedging transactions. The locked pipeline is hedged with mandatory sales commitments or options to deliver mortgage-backed securities that generally correspond with the composition of the locked pipeline. Due to the variability of closings in the locked pipeline, which is driven primarily by interest rates, our hedging policies require that a percentage of the locked pipeline be hedged with these types of derivative instruments. We are generally not exposed to significant losses, nor will we realize significant gains, related to our locked pipeline, due to changes in interest rates, net of gains or losses on associated hedge positions. However, we are exposed to the risk that the actual closings in the locked pipeline may deviate from the estimated closings for a given change in interest rates. Although interest rates are the primary determinant, the actual loan closings from the locked pipeline are influenced by many factors, including the composition of the locked pipeline and remaining commitment periods. Our estimated closings are based on historical data of loan closings as influenced by recent developments. The locked pipeline is considered a portfolio of derivative instruments. The locked pipeline, and the associated free-standing derivative instruments used to hedge the locked pipeline, are marked to fair value and recorded as a component of gain on sale of loans in the income statement.

   At the date of adoption, we recorded certain transition adjustments as required by FAS 133. The impact these transition adjustments on net income, net of tax, was approximately $(69,770). The FAS 133 transition adjustment reflects the January 1, 2001 fair value of our free standing derivative instruments of $112,533, net of the related tax effect of $42,763. Subsequent changes in the fair value of the Company's locked pipeline and mandatory sales commitments resulted in net income of $89,687, which is reported as a component of gain on sale of mortgage loans held for sale.

   In hedging our mortgage pipeline, we must use a best estimation of the percentage of the pipeline that will not close, which we refer to as the "fallout." Fallout is caused by, among other things, the borrowers' failures to qualify for the loan, construction delays, inadequate appraisal values and changes in interest rates, which are substantial enough for the borrower to seek another financing source. An increasing interest rate environment provides greater motivation for the consumer to lock rates and close loans. Conversely, in a decreasing interest rate environment, the consumer has a tendency to delay locking rates and closing loans in order to obtain the lowest rate. As a result, an increasing interest rate environment generally results in our fallout ratio to be less than in an average market. In a decreasing rate environment, our fallout ratio tends to be greater than in an average market. If our fallout ratio is greater than anticipated, we will have more mandatory sales commitments to deliver loans than we have loans for which we have closed. In this circumstance, we must purchase the loans to meet the mandatory sales commitment on the secondary market and therefore will have interest rate risk in these loans. If our fallout ratio is less than anticipated, we will have fewer mandatory sales commitments to deliver loans than we have loans for which we have closed. In this circumstance, we must sell the loans on the secondary market without a mandatory sales commitment and therefore will have interest rate risk in these loans.

   Our success in reducing our interest rate risk is directly related to our ability to monitor and estimate the fallout. While we may use other hedging techniques other than mandatory sales commitments and options to deliver mortgage-backed securities, our mortgage division's secondary marketing policy does not allow speculation. As of December 31, 2001, we had purchase commitment agreements in place, terminating between January and March of 2002, with respect to an aggregate of approximately $371 million to hedge our locked pipeline and mortgage loans held for sale.

   We use additional tools to monitor and manage interest rate sensitivity. One of our tools is the shock test. The shock test projects the effect of an interest rate increase and decrease for 100 and 200 basis points movements. The test projects the effect on our rate sensitive assets and liabilities, mortgage pipeline, mortgage servicing rights and mortgage production.

   We continually try to manage our interest rate sensitivity gap. Attempting to reduce the gap is a constant challenge in a changing interest rate environment and one of the objectives of our asset/liability management strategy.

Effects of Inflation

   Inflation generally increases the cost of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities, as a financial institution, are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than the effects of general levels of inflation have. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates, and the Federal Reserve increased the interest rate three times in 1999 for a total of 75 basis points in an attempt to control inflation. However, the Federal Reserve also has reduced interest rates on eleven occasions for a total of 475 basis points in 2001.

   In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking businesses, and our shareholders' equity. With respect to our mortgage banking business, mortgage originations and refinancings tend to slow as interest rates increase, and increased interest rates would likely reduce our earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.


                       TRANSACTIONS WITH RELATED PARTIES

   The directors and officers of Crescent, Crescent Bank and CMS, and some of the business organizations and individuals associated with our directors and officers, have been customers of Crescent Bank and have had, and may continue to have, banking transactions with Crescent Bank in the ordinary course of business. These banking transactions include loans, commitments, lines of credit and letters of credit and were made on substantially the same terms, including interest rates, repayment terms and collateral, as those terms prevailing at the time for comparable banking transactions with other unrelated persons. These transactions did not and do not involve any greater than normal risk of collectibility or other unfavorable terms or features. We anticipate additional banking transactions with these persons and businesses in the future. At December 31, 2001, the amount of credit that we extended to our directors, executive officers, principal shareholders and their associates was approximately $2.6 million, or approximately 11.38% of our total consolidated shareholders equity.

                           SUPERVISION AND REGULATION

   Bank holding companies, banks and mortgage banking companies are extensively regulated under both federal and state law. The following discussion summarizes some of the relevant statutes, rules and regulations affecting us. This summary is qualified in its entirety by reference to the statutory and regulatory provisions referred to below and is not intended to be a complete description of the statutes or regulations applicable to our business. Any change in these laws or regulations, or regulatory policies and practices, may have a material effect on our business. Supervision, regulation and examination by bank regulatory agencies are intended primarily for the protection of bank depositors rather than holders of our common stock or other securities.

Bank Holding Company Regulation

   As a bank holding company registered with the Federal Reserve under the Bank Holding Company Act of 1956, and with the Georgia Department of Banking and Finance under the Financial Institutions Code of Georgia, Crescent is subject to supervision, examination and reporting by the Federal Reserve and the Georgia Department. Prior approval by the Federal Reserve and the Georgia Department is required for many transactions, including acquisitions.

   The Bank Holding Company Act requires prior Federal Reserve approval for, among other things:

  . the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank; or

  . a merger or consolidation of a bank holding company with another bank holding company.

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

   Crescent is a legal entity separate and distinct from Crescent Bank and CMS. Legal limitations restrict Crescent Bank from lending or otherwise supplying funds to Crescent or CMS. Crescent and Crescent Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities. Crescent and Crescent Bank also are subject to Section 23B of the Federal Reserve Act, which generally limits covered and other transactions among affiliates to terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as those terms prevailing at the time for transactions with unaffiliated companies.

   Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments that qualify as capital under regulatory rules. However, any loans from the holding company to its subsidiary banks likely will be unsecured and subordinated to that bank's depositors and perhaps to other creditors of the bank.

   In November 1999, Congress enacted the Gramm-Leach-Bliley Act, which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the Gramm-Leach-Bliley Act, bank holding companies that:

  . are "well-capitalized" and "well-managed," as defined in Federal Reserve
    Regulation Y;

  . have and maintain "satisfactory" or better ratings under the Community
    Reinvestment Act of 1977; and

  . satisfy some other related conditions;

may elect to become "financial holding companies." Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities for bank holding companies, such as:

  . insurance underwriting;

  . securities underwriting and distribution;

  . travel agency activities;

  . broad insurance agency activities;

  . merchant bank activities; and

  . other activities that the Federal Reserve determines to be financial in nature or complementary to those activities.

In addition, under the merchant banking authority added by the Gramm-Leach-Bliley Act and the related Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as:

  . the financial holding company makes its investment with the intention of limiting the term of the investment;

  . the financial holding company does not manage the company on a day-to-day basis; and

  . the investee company does not cross-market its products or services with any of the financial holding company's controlled depository institutions.

Financial holding companies continue to be subject to the overall insight and supervision of the Federal Reserve, but the Gramm-Leach-Bliley Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. While Crescent has not become a financial holding company, it may elect to do so in the future.

Bank Regulation

   As a Georgia bank whose deposits are insured by the FDIC up to the maximum amount provided by law, Crescent Bank is subject to supervision, regulation and examination by the Georgia Department and the FDIC. The Georgia Department and the FDIC regulate and monitor all of Crescent Bank's operations, including reserves, loans, mortgages, payments of dividends, interest rates and the establishment of branches. Interest and other charges collected or contracted for by Crescent Bank are subject to state usury laws and federal laws concerning interest rates.

   Various statutes limit Crescent Bank's ability to pay dividends, extend credit or otherwise supply funds to Crescent and CMS. Dividends from Crescent Bank are expected to constitute Crescent's major source of funds for servicing its debt and paying cash dividends on its stock. Under Georgia law, the Georgia Department's approval of a dividend by Crescent Bank generally is required if:

  . total classified assets at the most recent examination of Crescent Bank exceed 80% of equity capital, as reflected at that examination;

  . the aggregate amount of dividends to be paid in the calendar year exceeds
    50% of Crescent Bank's net profits, after taxes but before dividends, for the previous year; and

  . the ratio of Crescent Bank's equity capital to its adjusted total assets is less than 6%.

The FDIC and the Georgia Department also have the general authority to limit the dividends paid by insured banks, if the payment in question is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. Furthermore, the FDIC has the right to prevent or remedy unsafe or unsound banking practices or other violations of law.

Mortgage Banking Regulation

   CMS is licensed and regulated as a "mortgage banker" by the Georgia Department. CMS is also qualified as a Freddie Mac seller/servicer and therefore must meet the requirements of those corporations and various private parties with which it conducts business, including warehouse lenders and those private entities to which it sells mortgage loans.

Capital Requirements

   The Federal Reserve and the FDIC have adopted risk-based capital guidelines for bank holding companies and national banks, respectively. The guideline for a minimum ratio of capital to risk-weighted assets, including some off-balance sheet activities, such as standby letters of credit, is 8.0%. At least half of the total capital must consist of Tier 1 Capital, which includes common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill. The remainder, which is collectively referred to as Tier 2 Capital, may consist of:

  . non-qualifying preferred stock;

  . qualifying subordinated, perpetual, and/or mandatory convertible debt;

  . term subordinated debt;

  . intermediate term preferred stock;

  . up to 45% of the pretax unrealized holding gains on available-for-sale equity securities with readily determinable market values that are prudently valued; and

  . a limited amount of any loan loss allowance.

Tier 1 Capital and Tier 2 Capital are collectively referred to by the bank regulatory authorities as "total capital."

   In addition, the federal agencies have established minimum leverage ratio guidelines for bank holding companies, national banks, and state member banks, which provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3.0%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," after deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve and the FDIC have not advised us of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio applicable to Crescent of Crescent Bank.

   The Federal Deposit Insurance Corporation Improvement Act of 1992, or "FDICIA," requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers:

  . well capitalized;

  . adequately capitalized;

  . undercapitalized;

  . significantly undercapitalized; and

  . critically undercapitalized.

   The capital measures used by the federal banking regulators are the Total Capital ratio, the Tier 1 Capital ratio, and the leverage ratio. Under the regulations, a national or state member bank will be:

  . well capitalized if it has a Total Capital ratio of 10.0% or greater, a Tier 1 Capital ratio of 6.0% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

  . adequately capitalized if it has a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater, or 3.0% in some circumstances, and is not well capitalized;

  . undercapitalized if it has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0%, or 3.0% in some circumstances; or

  . critically undercapitalized if its tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

   As of December 31, 2001, Crescent had Tier 1 Capital and total capital of approximately 8.46% and 8.98% of risk-weighted assets, and Crescent Bank had Tier 1 Capital and total capital of approximately 8.58% and 9.37% of risk-weighted assets. As of December 31, 2001, Crescent had a leverage ratio of Tier 1 Capital to total average assets of approximately 6.72%, and Crescent Bank had a leverage ratio of Tier 1 Capital to total average assets of approximately 7.15%.

   Crescent has not been informed of a particular leverage capital requirement applicable to it. However, Crescent Bank has agreed with the Georgia Department to maintain a leverage ratio of 8.0%. At December 31, 2001, Crescent Bank's leverage ratio was 7.15%.

   The Georgia Department also expects bank holding companies to maintain minimum levels of primary capital and adjusted primary capital on a consolidated basis, and the general requirement is that primary capital and adjusted primary capital account for at least 5.0% of total assets. Under the Georgia Department's policies, the components of primary capital include:

  . common stock;

  . perpetual preferred stock;

  . surplus;

  . undivided profits;

  . mandatory convertible instruments;

  . allowances for loan and lease losses;

  . minority interests in consolidated subsidiaries;

  . some types of debt for loan and lease losses;

  . minority interests in consolidated subsidiaries; and

  . some types of debt instruments.

While the Georgia Department's policies do not require the risk-weighting of assets, the Georgia Department assumes that moderate degrees of risk exist. If it discovers high amounts of risk or significant non-banking activities, the Georgia Department may require higher capital ratios. Further, the written policies of the Georgia Department require that Georgia banks generally maintain a minimum ratio of primary capital to total assets of 6.0%.

   The following table sets forth capital information of Crescent and Crescent Bank as of December 31, 2001:

                                                    Capital Adequacy
                                          -------------------------------------
                                               Crescent        Crescent Bank
                                          ------------------ ------------------
                                          Amount  Percentage Amount  Percentage
                                          ------- ---------- ------- ----------
Leverage Ratio:
  Actual................................. $25,873    6.72%   $17,491    7.15%
  Minimum Required (1)................... $15,400    4.00%   $19,576    8.00%(2)

Risk-Based Capital:
Tier 1 Capital
  Actual................................. $25,873    8.46%   $17,491    8.58%
  Minimum Required....................... $12,240    4.00%   $ 8,151    4.00%

Total Capital:
  Actual................................. $27,469    8.98%   $19,087    9.37%
  Minimum Required....................... $24,480    8.00%   $16,302    8.00%

---------------------
(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.
(2) Results from an agreement with the Georgia Department.

FDIC Insurance Assessments

   Crescent Bank's deposits are primarily insured by the FDIC's Bank Insurance Fund, or "BIF," and Crescent Bank is subject to FDIC insurance assessments. The FDIC utilizes a risk-based deposit insurance premium scheme to determine the assessment rates for BIF-insured depository institutions. Each financial institution is assigned to one of three capital groups:

  . well capitalized;

  . adequately capitalized; or

  . undercapitalized;

and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state regulators and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. During the year ended December 31, 2001, Crescent Bank paid $61,824 in deposit premiums. The FDIC has indicated that, based on its current level of reserves, it is considering deposit insurance assessments in 2002.

   The FDIC also collects Financing Corporation, or "FICO," deposit assessments. The FICO assessments are set quarterly and ranged from 1.84 to
1.96 basis points in 2001. The assessment rates are 1.82 and 1.76 basis points for the first and second quarter of 2002, respectively.

Community Reinvestment Act and Consumer Regulations

   Crescent and Crescent Bank are subject to the provisions of the Community Reinvestment Act and the federal banking agencies' regulations under that Act. Under the Community Reinvestment Act, all banks and thrifts have a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The Community Reinvestment Act requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record in assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, the assessment is required of any institution that has applied to: credit needs for their entire communities, including low- and moderate-income neighborhoods. The Community Reinvestment Act requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record in assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, the assessment is required of any institution that has applied to:

  . charter a national bank;

  . obtain deposit insurance coverage for a newly-chartered institution;

  . establish a new branch office that accepts deposits;

  . relocate an office;

  . merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution; or

  . expand other activities, including engaging in financial services activities authorized by the Gramm-Leach-Bliley Act.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, or to become a "financial holding company," the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and those records may be the basis for denying the application.

   Current Community Reinvestment Act regulations rate institutions based on their actual performance in meeting community credit needs. Community Reinvestment Act performance is evaluated by the Federal Reserve, as Crescent Bank's primary federal regulator, using:

  . a lending test;

  . an investment test; and

  . a service test.

The Federal Reserve also will consider:

  . demographic data about the community;

  . the institution's capacity and constraints;

  . the institution's product offerings and business strategy; and

  . data on the prior performance of the institution and similarly-situated lenders.

   The Gramm-Leach-Bliley Act and the federal bank regulatory agencies have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed, and annual Community Reinvestment Act reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company, and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced, by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" Community Reinvestment Act rating in its latest examination.

Other Regulations

   Interest and other charges collected or contracted for by Crescent Bank will be subject to state usury laws and federal laws concerning interest rates. Crescent Bank's loan operations will also be subject to federal laws applicable to credit transactions, such as:

  . the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

  . the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

  . the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

  . the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;

  . the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and

  . the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Fiscal and Monetary Policy

   Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Crescent and Crescent Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits.

   The monetary policies of the Federal Reserve historically have had a significant effect on the operating results of commercial banks, and especially mortgage banking companies, and will continue to do so in the future. We cannot predict the conditions in the national and international economies and money markets, the actions and changes in policy by monetary and fiscal authorities, or their effect on us.

Legislative and Regulatory Changes

   On October 26, 2001, a new anti-terrorism bill, the International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001, was signed into law. This law restricts money laundering by terrorists in the United States and abroad. This act specifies new "know your customer" requirements that will obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the act's money laundering provisions in making decisions regarding approval of acquisitions and mergers. In addition, sanctions for violations of the act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

   Legislative and regulatory proposals regarding changes in banking laws, the regulation of banks, thrifts and other financial institutions, as well as bank and bank holding company powers are being considered by the executive branch of the Federal government, Congress and various state governments, including Georgia. The FDIC has proposed comprehensive deposit insurance reform legislation. Other proposals pending in Congress would, among other things, allow banks to pay interest on checking accounts and to establish interstate branches de novo. A bill in the Georgia legislature would reduce the age of banks eligible for acquisition by other bank holding companies from five to three years. Some of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any of these proposals will be adopted, and, if adopted, how these proposals will affect us. Various federal oversight authorities are also reviewing the capital adequacy and riskiness of government sponsored enterprises such as Fannie Mae. Changes from this review could affect the cost and availability of Fannie Mae services.

                        SHARES ELIGIBLE FOR FUTURE SALE

   If all of the    shares of our common stock offered by this prospectus are
sold in this offering, then following the offering    shares of our common
stock will be issued and outstanding. The    shares offered in this offering
will be freely tradable without restriction or further registration unless purchased by our "affiliates." As defined in Rule 144 under the Securities Act, an "affiliate" of an issuer is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with that issuer, and would generally include:

  . holders of 5% or more of our common stock;

  . our executive officers and members of our board of directors; and

  . executive officers of Crescent Bank and/or CMS and members of their respective boards of directors.

   In general, any affiliate who purchases shares in this offering is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  (1) 1% of the outstanding shares of our common stock, which would be equal
      to approximately    shares if all of the shares offered by this
      prospectus are sold in this offering; and

  (2) the average weekly trading volume in our common stock during the four calendar weeks prior to the proposed sale.

   Sales under Rule 144 are also subject to provisions regarding the manner of sale, notice requirements, and the availability of current public information about us. A shareholder, or a group of shareholders whose shares are aggregated, who has not been an affiliate of ours for at least 90 days prior to a proposed sale and who has beneficially owned "restricted securities" for at least two years is entitled to sell their shares under Rule 144 without regard to the volume or other limitations described above.

   Upon the completion of this offering, there will be outstanding options to purchase approximately 116,100 shares of our common stock under employee stock options and director stock options. Each of the outstanding options will become fully vested after a period of one to three years from the date of grant. For additional information regarding these options, see "Financial Statements and Supplementary Data--Note 10."

   We cannot predict the effect, if any, that future market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that sales could occur, could cause the market price of our common stock to decline and could impair our future ability to raise capital through the sale of common stock. See "Risk Factors--Risks Related to This Offering."

                        DESCRIPTION OF OUR CAPITAL STOCK

   The following information concerning our capital stock summarizes provisions of our articles of incorporation and bylaws and statutes regulating the rights of holders of our capital stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our articles of incorporation and bylaws and the corporate laws of the State of Georgia.

Common Stock

   General. Our articles of incorporation authorize our board of directors to issue a maximum of 10,000,000 shares of common stock. As of the date of this prospectus, approximately 1,847,929 shares of our common stock were issued and outstanding. In addition, a total of approximately 116,100 shares were subject to outstanding employee stock options and director stock options.

   Voting Rights. The holders of our common stock are entitled to one vote per share and are not entitled to cumulative voting rights in the election of our directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of our directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to our board of directors.

   The approval of any business combination requires the affirmative vote of the holders of two-thirds of our outstanding common stock. Our shareholders may only remove a director:

  . for cause; and

  . by the affirmative vote of the holders of two-thirds of our outstanding common stock.

   Classified Board. Our board of directors is divided into four classes, designated class I, class II, class III and class IV. Each of classes I, II and III is to have as equal a number of directors in each class as possible, while class IV will consist at all times of one director. Directors elected by the shareholders to each of classes I, II and III are serving, or will serve, three-year terms of office. Each class IV director elected by the shareholders is serving, or will serve, a one year term.

   The classification of directors makes it more time-consuming to change majority control of our board of directors. At least two shareholder meetings will be required to effect a change in the majority control of our board of directors, except in the event of vacancies resulting from removal for cause or other reason, in which case the remaining directors would fill the vacancies created. The longer time required to elect a majority of a classified board also helps to assure continuity and stability of our management and policies, since a majority of the directors at any given time will have prior experience as our directors.

   The classified board is intended to encourage persons seeking to acquire control of us, through a proxy contest or otherwise, to initiate an acquisition through arm's-length negotiations with our management and board of directors. The classified board could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though an attempt might be beneficial to our shareholders or favored by a majority of our shareholders. In addition, since the classified board is designed in part to discourage accumulations of large blocks of our common stock by purchasers whose objective is to have the stock repurchased by us at a premium, the classified board could tend to reduce the temporary fluctuation in the market price of our common stock which could be caused by this type of accumulation. Accordingly, holders of our common stock could be deprived of opportunities to sell their shares at a temporarily higher market price.

   Transactions with Interested Shareholders. Our articles of incorporation require the affirmative vote of the holders of at least two-thirds of all the shares of our voting stock not owned by an interested shareholder for the approval of a business combination, merger, consolidation, lease, sale of assets, reclassification of securities or other relevant transactions with an interested shareholder. An "interested shareholder" means any person, including that person's affiliates, who is the beneficial owner of 15% or more of our outstanding stock.

   We believe that the provisions relating to interested shareholder transactions encourage persons seeking control of us to consult with our board of directors, enabling our board of directors to negotiate and give due consideration on behalf of our shareholders and other constituencies as to the merits of any offer which may be made. These provisions also grant us and our board of directors the maximum flexibility to respond to initiatives from others and to pursue acquisition opportunities for us using authorized but unissued shares. These provisions protect us and our shareholders from unsolicited, hostile takeover attempts, which are costly and detract from our efforts to serve our communities pursuant to our successful, long-term plan, and to thereby best serve our shareholders.

   Takeovers or changes in our management that are proposed and effected without prior consultation and negotiation with our management are not necessarily detrimental to us and our shareholders. However, our board of directors believes that the benefits of seeking to protect our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging the proposals.

   Nonetheless, the interested shareholder provisions make more difficult or otherwise discourage attempts for a holder of a substantial block of our capital stock to take control of us without the prior negotiation with our board of directors and, therefore, could have the effect of entrenching incumbent management.

   Dividend Rights. Subject to any preferences of preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by our board of directors out of funds legally available. Generally, cash dividends may not render us insolvent. See "Market Information and Dividends."

   Preemptive Rights. The holders of our common stock do not have any preemptive or preferential right to purchase or to subscribe for any additional shares of our common stock or any other securities that we may issue.

   Assessment and Redemption. The shares of our common stock presently outstanding are fully paid and nonassessable. There is no provision for redemption or conversion of our common stock.

   Liquidation Rights. If we liquidate, dissolve or wind-up, whether voluntary or involuntary, then the holders of our common stock, and the holders of any class or series of stock entitled to participate with our common stock in the distribution of assets, will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities, or after adequate provision is made, and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

   Transfer Agent and Registrar. Crescent Bank is the transfer agent and registrar of our common stock.

Preferred Stock

   General. Our articles of incorporation authorize our board of directors, without further shareholder action, to issue from time to time a maximum of 1,000,000 shares of preferred stock, $1.00 par value, in one or more series, upon terms, at times and for consideration as our board of directors may determine. Each series of preferred stock may have voting powers, full or limited, or no voting powers, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are established by our board of directors. We have not issued any shares of our preferred stock as of the date of this prospectus. Any shares of preferred stock issued in the future may have priority over previously issued shares of our common stock as to payment of dividends and upon liquidation.

   Anti-Takeover Considerations. Our organizers authorized the preferred stock without a view toward its use in any shareholder rights plan or other measure which has as its primary purpose making a takeover or change in control of us more difficult. However, the terms of any preferred instrument, as is the case with any financial instrument, could have the effect of discouraging persons who might otherwise seek to attempt to acquire us or control or affect our management or policies.

Trust Preferred Securities

   Both the junior subordinated debentures that we issued in our recent trust preferred offering and the preferred capital securities that the trust issued bear interest at a floating rate equal to the prime rate of interest as announced in the Money Rates section of The Wall Street Journal plus 50 basis points, payable quarterly on each of the last days of March, June, September and December, with a maturity of December 31, 2031. When we make principal and interest payments to the trust, as the holder of the junior subordinated debentures, the trust, in turn, makes payments of principal and interest to holders of the preferred capital securities. We have fully and unconditionally guaranteed the payments of all amounts due from the trust on the preferred capital securities, except that our guarantee is limited to the extent the trust actually has funds available for payment of distributions and does not apply where the trust does not have sufficient funds to make payments on the preferred capital securities. Please refer to the section entitled "Our Company--Our Recent Trust Preferred Offering" for a more detailed description of the trust preferred offering.

                                 LEGAL MATTERS

   The legality of the shares of common stock to be issued in this offering has been passed upon by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

   The consolidated financial statements of Crescent as of and for the three years ended December 31, 2001 have been included in this prospectus and in the related registration statement in reliance upon the report of Mauldin & Jenkins, LLC, independent certified public accountants, appearing elsewhere in this prospectus and upon the authority of that firm as experts in accounting and auditing.

                                INDEMNIFICATION

   The Georgia Business Corporation Code permits, under specified circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which an officer, director, employee or agent was or is a party or is threatened to be made a party, by reason of his action in a capacity for, or at the request of, a corporation. To the extent that the officer, director, employee or agent is successful in defending any suit, Georgia law provides that he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the suit.

   Our bylaws provide for the indemnification of our directors, officers, employees and agents in accordance with the Georgia Business Corporation Code. Georgia law also provides that, with specified exceptions, these rights will not be deemed exclusive of other rights of indemnification contained in any bylaw, resolution or agreement approved by the holders of a majority of our voting stock. Our bylaws provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents, as well as others serving at their request, against any liabilities asserted against these individuals whether or not we would have the power to indemnify these individuals against liability under the Georgia Business Corporation Code. We have purchased and maintain this insurance.

   Any indemnification for liabilities arising under the Securities Act of 1933 for our directors, officers and controlling persons is, in the opinion of the SEC, against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

   As permitted under Georgia law, our articles of incorporation provide that a director shall not be personally liable to us or our shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability:

  . for any appropriation, in violation of his duties, of any business opportunity of Crescent;

  . for acts or omissions which involve intentional misconduct or a knowing violation of law;

  . for unlawful corporate distributions; or

  . for any transaction from which the director received an improper personal benefit.

   Under article nine of our bylaws, we are required to indemnify our directors and officers, and we may also indemnify our other employees and agents, against the obligation to pay judgments, fines, penalties, amounts paid in settlement, and reasonable expenses, including attorney's fees, resulting from any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, if the actions of the party being indemnified met the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met , and whether to indemnify employees and agents, shall be made by:

  . our board of directors by a majority vote of a quorum consisting of disinterested directors;

  . a majority vote of a committee of disinterested directors;

  . independent legal counsel; or

  . an affirmative vote of the holders of a majority of the shares our common stock held by disinterested shareholders.

No indemnification may be made by or on behalf of a corporate director, officer, employee or agent:

  . in connection with a proceeding by or in our right in which the director, officer, employee or agent was adjudged liable to us; or

  . in connection with any other proceeding in which the director, officer, employee or agent was adjudged liable on the basis that he or she improperly received a personal benefit.

                   THIS PROSPECTUS INCORPORATES INFORMATION
                        BY REFERENCE TO OTHER DOCUMENTS

   The SEC allows us to "incorporate by reference" the information that we file with the SEC. This means that we can disclose important information to you by referring you to information and documents that we have filed with the SEC. You can locate information that we file with the SEC by referencing our SEC file number: 000-20251. Any information that we refer to in this manner is considered part of this prospectus.


   We are incorporating by reference the following documents that we have previously filed with the SEC:

  . Our Annual Reports on Form 10-K/A for the fiscal years ended December 31,
    2000 and 2001, as amended on April 24, 2002 and April 23, 2002, respectively.


  . Our Quarterly Reports on Form 10-Q/A for the quarters ended March 31,
    June 30 and September 30, 2001, each as amended on April 24, 2002; and


  . Our Current Report on Form 8-K filed on April 22, 2002.


   You may request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address:

                           Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
                       Attention: J. Donald Boggus, Jr.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the SEC. Our filings with the SEC are available on the Internet at the SEC's EDGAR website at http://www.sec.gov. You may read and copy any document that we file with the SEC at the SEC's public reference rooms at the following addresses:

   450 Fifth Street, N.W.      Woolworth Building          Citicorp Center
         Room 1024                233 Broadway         500 West Madison Street
   Washington, D.C. 20549   New York, New York 10279         Suite 1400
                                                       Chicago, Illinois 60661

   You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms and their copy charges. Our common stock is listed on The Nasdaq SmallCap Market under the symbol "CSNT." You may also inspect the reports and other information that we file with the SEC at The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

   We filed a registration statement on Form S-2 with the SEC that covers the securities described in this prospectus. For further information about us and about these securities, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of our material contracts and other documents. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to the registration statement. The registration statement can be obtained from the SEC, as described above, or from us at our address provided above.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----
Independent Auditor's Report............................................. F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000............. F-3

Consolidated Statements of Income for the Years Ended December 31, 2001,
 2000 and 1999........................................................... F-4

Consolidated Statements of Comprehensive Income for the Years Ended
 December 31, 2001, 2000 and 1999........................................ F-5

Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 2001, 2000 and 1999........................................ F-6

Consolidated Statements of Cash Flows for the Years Ended December 31,
 2001, 2000 and 1999..................................................... F-7

Notes to Consolidated Financial Statements............................... F-9

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Crescent Banking Company
Jasper, Georgia

   We have audited the accompanying consolidated balance sheets of the Crescent Banking Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crescent Banking Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 8 to the consolidated financial statements, in accordance with the requirements of Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company changed its method of accounting for derivative instruments and hedging activities.

                                             /s/ MAULDIN & JENKINS, LLC

Atlanta, Georgia
March 18, 2002

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                    December 31,  December 31,
                                                        2001          2000
                                                    ------------  ------------
ASSETS
Cash and due from banks............................ $ 11,936,985  $  5,120,426
Interest-bearing deposits in banks.................      235,660     1,399,075
Federal fund sold..................................      179,000       800,000
Securities available-for-sale......................    8,931,589    10,648,851
Securities held-to-maturity, at cost (fair value
 2001 $10,351,765; 2000 $2,501,340)................   10,414,845     2,559,848
Restricted equity securities.......................    1,920,975     1,528,475
Mortgage loans held for sale.......................  313,467,820   108,847,638
Loans..............................................  123,611,401    92,911,487
Less allowance for loan losses.....................    1,596,287     1,350,774
                                                    ------------  ------------
  Loans, net.......................................  122,015,114    91,560,713
Mortgage servicing rights..........................    3,098,579     3,781,355
Accounts receivable-brokers and escrow agents......    6,024,895     3,753,749
Premises and equipment.............................    6,321,651     6,263,251
Other real estate owned............................      332,743        21,940
Cash surrender value of life insurance.............    3,634,472     3,444,326
Deposit intangible.................................      555,956       630,083
Other assets.......................................    1,909,316     1,729,274
                                                    ------------  ------------
  Total assets..................................... $490,979,600  $242,089,004
                                                    ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
 Noninterest-bearing............................... $ 45,718,364  $ 30,194,956
 Interest-bearing..................................  176,246,435   131,973,487
                                                    ------------  ------------
  Total deposits...................................  221,964,799   162,168,443
Drafts payable.....................................    9,424,722     6,261,741
Other borrowings...................................  229,081,205    54,946,856
Deferred income taxes..............................      436,845       531,888
Derivative liabilities.............................       22,846           --
Other liabilities..................................    7,209,296     2,379,254
                                                    ------------  ------------
  Total liabilities................................  468,139,713   226,288,182
                                                    ------------  ------------
Commitments and contingencies
STOCKHOLDERS' EQUITY
 Preferred stock, par value $1, 1,000,000 shares
  authorized, no shares issued or outstanding
 Common stock, par value $1; 10,000,000 shares
  authorized; 1,847,929 and 1,820,301 issued.......    1,847,929     1,820,301
 Capital surplus...................................    9,414,713     9,121,344
 Retained earnings.................................   11,701,721     5,772,774
 Treasury stock, 6,668 shares......................      (36,091)      (36,091)
 Accumulated other comprehensive loss..............      (88,385)     (877,506)
                                                    ------------  ------------
  Total stockholders' equity.......................   22,839,887    15,800,822
                                                    ------------  ------------
  Total liabilities and stockholders' equity....... $490,979,600  $242,089,004
                                                    ============  ============

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 2001, 2000 and 1999

                                             2001         2000         1999
                                          -----------  -----------  -----------
Interest income
  Loans.................................  $ 9,348,500  $ 7,460,571  $ 4,525,246
  Mortgage loans held for sale..........    9,956,585    5,228,505    4,957,218
  Taxable securities....................    1,226,576    1,095,151      592,841
  Nontaxable securities.................       15,353       15,353       15,353
  Deposits in banks.....................      245,858       56,101      272,391
  Federal funds sold....................      242,693       46,964      220,111
                                          -----------  -----------  -----------
   Total interest income................   21,035,565   13,902,645   10,583,160
                                          -----------  -----------  -----------
Interest expense
  Deposits..............................    9,078,206    5,758,382    4,692,273
  Other borrowings......................    4,733,818    3,200,520    3,585,181
                                          -----------  -----------  -----------
   Total interest expense...............   13,812,024    8,958,902    8,277,454
                                          -----------  -----------  -----------
   Net interest income..................    7,223,541    4,943,743    2,305,706
Provision for loan losses...............      515,000      500,000      190,000
                                          -----------  -----------  -----------
   Net interest income after provision
    for loan losses.....................    6,708,541    4,443,743    2,115,706
                                          -----------  -----------  -----------
Other income
  Service charges on deposit accounts...      809,068      498,677      298,879
  Gestation fee income..................      319,463      621,882    2,529,586
  Mortgage loan servicing fees..........      776,035    1,049,771    1,262,767
  Gains on sales of mortgage servicing
   rights...............................   20,083,077    6,212,197    9,804,994
  Gains on sales of mortgage loans held
   for sale.............................      390,981      264,299      501,270
  Net realized losses on sales of
   securities available-for-sale........          --           --        (2,527)
  Other operating income................      342,267      344,446      185,441
                                          -----------  -----------  -----------
   Total other income...................   22,720,891    8,991,272   14,580,410
                                          -----------  -----------  -----------
Other expenses
  Salaries and employee benefits........   18,094,764    7,674,541    9,510,943
  Equipment and occupancy expenses......    2,317,443    2,207,908    1,936,297
  Capitalized loan origination costs....   (9,597,175)  (3,647,016)  (4,560,621)
  Other operating expenses..............    7,992,452    5,681,065    7,796,570
                                          -----------  -----------  -----------
   Total other expenses.................   18,807,484   11,916,498   14,683,189
                                          -----------  -----------  -----------
   Income before income taxes and
    cumulative effect of a change in
    accounting principle................   10,621,948    1,518,517    2,012,927
Income tax expense......................    4,057,341      474,298      719,741
                                          -----------  -----------  -----------
   Income before cumulative effect of a
    change in accounting principle......    6,564,607    1,044,219    1,293,186
Cumulative effect of a change in
 accounting principle, net of tax of
 $42,763................................      (69,770)         --           --
                                          -----------  -----------  -----------
   Net income...........................  $ 6,494,837  $ 1,044,219  $ 1,293,186
                                          ===========  ===========  ===========
Basic earnings per share before
 cumulative effect of a change in
 accounting principle...................  $      3.59  $      0.59  $      0.76
Cumulative effect of a change in
 accounting principle...................        (0.04)         --           --
                                          -----------  -----------  -----------
Basic earnings per share ...............  $      3.55  $      0.59         0.76
                                          ===========  ===========  ===========
Diluted earnings per share before
 cumulative effect of a change in
 accounting principle...................  $      3.51  $      0.57  $      0.71
Cumulative effect of a change in
 accounting principle...................        (0.04)         --           --
                                          -----------  -----------  -----------
Diluted earnings per share .............  $      3.47  $      0.57         0.71
                                          ===========  ===========  ===========

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  Years Ended December 31, 2001, 2000 and 1999

                                                 2001       2000       1999
                                              ---------- ---------- ----------
Net income................................... $6,494,837 $1,044,219 $1,293,186
                                              ---------- ---------- ----------
Other comprehensive income (loss):
  Unrealized gains (losses) on securities
   available-for-sale:
    Unrealized holding gains (losses) arising
     during period, net of tax (benefits) of
     $526,081, $14,098 and $(594,990),
     respectively............................    789,121     21,147   (892,484)
    Reclassification adjustment for losses
     realized in net income, net of tax
     benefit of $--, $-- and $1,011,
     respectively............................        --         --       1,516
                                              ---------- ---------- ----------
Other comprehensive income (loss)............    789,121     21,147   (890,968)
                                              ---------- ---------- ----------
Comprehensive income......................... $7,283,958 $1,065,366 $  402,218
                                              ========== ========== ==========





                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 2001, 2000 and 1999

                                                                                          Accumulated
                              Common Stock                              Treasury Stock       Other         Total
                          --------------------  Capital     Retained    ---------------  Comprehensive Stockholders'
                           Shares   Par Value   Surplus     Earnings    Shares   Cost        Loss         Equity
                          --------- ---------- ----------  -----------  ------ --------  ------------- -------------
BALANCE, DECEMBER 31,
 1998...................  1,726,708 $1,726,708 $8,287,772  $ 4,367,744  6,668  $(36,091)   $  (7,685)   $14,338,448
 Net income.............        --         --         --     1,293,186    --        --           --       1,293,186
 Cash dividends
  declared, $.23
  per share.............        --         --         --      (400,473)   --        --           --        (400,473)
 Stock compensation
  expense...............        --         --     262,721          --     --        --           --         262,721
 Exercise of stock
  options...............     30,800     30,800    152,470          --     --        --           --         183,270
 Restricted stock
  awards................      3,028      3,028     48,340          --     --        --           --          51,368
 Tax benefit from
  exercise of stock
  options...............        --         --      23,371          --     --        --           --          23,371
 Other comprehensive
  loss..................        --         --         --           --     --        --      (890,968)      (890,968)
                          --------- ---------- ----------  -----------  -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 1999...................  1,760,536  1,760,536  8,774,674    5,260,457  6,668   (36,091)    (898,653)    14,860,923
 Net income.............        --         --         --     1,044,219    --        --           --       1,044,219
 Cash dividends
  declared, $.30
  per share.............        --         --         --      (531,902)   --        --           --        (531,902)
 Stock compensation
  benefit...............        --         --     (12,897)         --     --        --           --         (12,897)
 Exercise of stock
  options...............     53,599     53,599    280,950          --     --        --           --         334,549
 Restricted stock
  awards................      6,166      6,166     78,617          --     --        --           --          84,783
 Other comprehensive
  income................        --         --         --           --     --        --        21,147         21,147
                          --------- ---------- ----------  -----------  -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 2000...................  1,820,301  1,820,301  9,121,344    5,772,774  6,668   (36,091)    (877,506)    15,800,822
 Net income.............        --         --         --     6,494,837    --        --           --       6,494,837
 Cash dividends
  declared, $.31
  per share.............        --         --         --      (565,890)   --        --           --        (565,890)
 Stock compensation
  expense...............        --         --      14,544          --     --        --           --          14,544
 Exercise of stock
  options...............      4,000      4,000     28,000          --     --        --           --          32,000
 Restricted stock
  awards................      7,013      7,013     64,870          --     --        --           --          71,883
 Issuance of common
  stock.................     16,615     16,615    185,955          --     --        --           --         202,570
 Other comprehensive
  income................        --         --         --           --     --        --       789,121        789,121
                          --------- ---------- ----------  -----------  -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 2001...................  1,847,929 $1,847,929 $9,414,713  $11,701,721  6,668  $(36,091)   $ (88,385)   $22,839,887
                          ========= ========== ==========  ===========  =====  ========    =========    ===========


                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2001, 2000 and 1999

                                         2001           2000          1999
                                     -------------  ------------  ------------
Operating Activities
  Net income........................ $   6,494,837  $  1,044,219  $  1,293,186
  Adjustments to reconcile net
   income to net cash provided by
   (used in) operating activities:
    Cumulative effect of a change in
     accounting principle...........       112,533           --            --
    Accretion of discount on
     securities.....................      (984,525)     (763,388)     (434,888)
    Loss on sale of securities
     available-for-sale.............           --            --          2,527
    Depreciation....................       916,064       973,558       808,579
    Amortization of deposit
     intangible.....................        74,127        74,127        37,064
    Provision for loan losses.......       515,000       500,000       190,000
    Loss on sale of other real
     estate owned...................           --            --          6,417
    Income on life insurance
     policies.......................      (190,146)     (143,258)      (49,068)
    Deferred income taxes...........      (621,124)     (287,921)      (97,991)
    Stock compensation expense
     (benefit)......................        14,544       (12,897)      262,721
    Restricted stock awards.........        71,883        84,783        45,079
    Net (increase) decrease in
     mortgage loans held for sale...  (204,620,182)  (21,563,483)   41,125,514
    Amortization of mortgage
     servicing rights...............     1,114,100       744,700       967,172
    Gains on sales of mortgage
     servicing rights...............   (20,083,077)   (6,212,197)   (9,804,994)
    Acquisition of mortgage
     servicing rights...............   (23,079,127)  (16,180,795)  (22,374,576)
    Proceeds from sales of mortgage
     servicing rights...............    42,730,880    22,079,198    31,004,283
    (Increase) decrease in accounts
     receivable--brokers and escrow
     agents.........................    (2,271,146)     (646,251)    1,696,710
    Increase (decrease) in drafts
     payable........................     3,162,981     3,496,559    (2,218,963)
    (Increase) decrease in interest
     receivable.....................       (60,143)     (539,588)      109,829
    Increase (decrease) in interest
     payable........................       140,027        43,065      (135,831)
    Decrease in derivative
     liabilities....................       (89,687)          --            --
    Net other operating activities..     4,570,116     1,492,858    (2,351,458)
                                     -------------  ------------  ------------
      Net cash provided by (used in)
       operating activities.........  (192,082,065)  (15,816,711)   40,081,312
                                     -------------  ------------  ------------
Investing Activities
  Purchase of securities available-
   for-sale.........................           --            --     (9,520,805)
  Proceeds from sales of securities
   available-for-sale...............           --            --        995,750
  Proceeds from maturities of
   securities available-for-sale....     3,651,195           --        500,000
  Purchase of securities held-to-
   maturity.........................    (9,533,220)   (1,448,800)   (1,000,000)
  Proceeds from maturities of
   securities held-to-maturity......     2,044,017           --            --
  Purchase of restricted equity
   securities.......................      (392,500)     (738,000)          --
  Proceeds from redemption of
   restricted equity securities.....           --            --        325,500
  Net (increase) decrease in federal
   funds sold.......................       621,000      (800,000)    7,510,000
  Net (increase) decrease in
   interest-bearing deposits in
   banks............................     1,163,415    (1,205,924)      540,032
  Net increase in loans.............   (31,280,204)  (38,848,116)  (12,860,192)
  Proceeds from sale of other real
   estate owned.....................           --            --        321,890
  Purchase of premises and
   equipment........................      (974,464)   (1,200,424)   (1,824,016)
  Purchase of life insurance
   policies.........................           --     (1,200,000)   (2,052,000)
                                     -------------  ------------  ------------
      Net cash used in investing
       activities...................   (34,700,761)  (45,441,264)  (17,063,841)
                                     -------------  ------------  ------------

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                  Years Ended December 31, 2001, 2000 and 1999

                                             2001         2000          1999
                                         ------------  -----------  ------------
Financing Activities
  Net increase (decrease) in deposits..  $ 59,796,356  $51,861,790  $ (2,960,056)
  Net increase (decrease) in other
   borrowings..........................   174,134,349    9,270,033   (29,079,488)
  Net increase (decrease) in federal
   funds purchased.....................           --      (110,000)      110,000
  Dividends paid.......................      (565,890)    (531,902)     (400,473)
  Proceeds from issuance of common
   stock...............................       202,570          --            --
  Proceeds from exercise of stock
   options.............................        32,000      334,549       183,270
  Net cash received in branch
   acquisition.........................           --           --     10,301,160
                                         ------------  -----------  ------------
      Net cash provided by (used in)
       financing activities............   233,599,385   60,824,470   (21,845,587)
                                         ------------  -----------  ------------
Net increase (decrease) in cash and due
 from banks............................     6,816,559     (433,505)    1,171,884
Cash and due from banks at beginning of
 year..................................     5,120,426    5,553,931     4,382,047
                                         ------------  -----------  ------------
Cash and due from banks at end of
 year..................................  $ 11,936,985  $ 5,120,426  $  5,553,931
                                         ============  ===========  ============
Supplemental Disclosures
  Cash paid (received) for:
    Interest...........................  $ 13,671,997  $ 8,915,837  $  8,413,285
    Income taxes.......................  $  4,466,359  $  (393,648) $  1,691,701
  Principal balances of loans
   transferred to other real estate
   owned...............................  $    310,803  $       --   $     86,998
Branch Acquisition
  Premises and equipment...............  $        --   $       --   $ (1,651,739)
  Other assets.........................           --           --         (5,864)
  Deposit intangible...................           --           --       (741,274)
  Deposits.............................           --           --     12,664,920
  Other liabilities....................           --           --         35,117
                                         ------------  -----------  ------------
Net cash received......................  $        --   $       --   $ 10,301,160
                                         ============  ===========  ============

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

   Crescent Banking Company (the "Company") provides a full range of banking services to individual and corporate customers through its subsidiary, Crescent Bank and Trust Company (the "Bank") in Jasper, Pickens County, Georgia and the surrounding areas. The Bank also provides mortgage loan origination and servicing to customers throughout the southeastern United States. The Company also offers mortgage banking services through its subsidiary, Crescent Mortgage Services, Inc. ("CMS"). CMS, located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland provides mortgage loan services to customers throughout the eastern half of the United States.

Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and balances are eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights, the valuation of derivative instruments, the valuation of foreclosed real estate, and deferred taxes.

Cash, Due from Banks and Cash Flows

   For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, mortgage loans held for sale, federal funds sold, interest-bearing deposits in banks, accounts receivable-brokers and escrow agents, deposits, drafts payable, other borrowings and federal funds purchased are reported net.

   The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

   Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted equity securities without a readily determinable fair value are recorded at cost.

   Interest and dividends, including amortization of premiums and accretion of discounts, are recognized in interest income. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans

   Loans are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income on loans is accrued on the unpaid balance.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   Loan origination fees and certain direct costs of loans are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Cost of Leases. The costs are netted against the fees and recognized in income over the life of the loans or when the loans are sold. The costs that are netted against the fees are reported as a reduction of other expenses in the statement of income.

   The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status.

   The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

   The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

   A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Mortgage Servicing Rights

   Mortgage servicing rights represent the cost of acquiring the rights to service mortgage loans. Those rights are being amortized in proportion to, and over the period of, estimated future net servicing income. Gains related to the sales of mortgage servicing rights represent the difference between the sales proceeds and the related capitalized mortgage servicing rights. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to the amortized cost. Impairment is determined by stratifying mortgage servicing rights by predominant characteristics, such as interest rates and terms. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that the fair value is less than the amortized cost. At December 31, 2001, no valuation allowances were required for the Company's mortgage servicing rights.

Accounts Receivable-Brokers and Escrow Agents

   Accounts receivable-brokers and escrow agents represent amounts due from mortgage loan servicers in settlement of mortgage loan servicing fees and mortgage loan servicing rights sold. These are noninterest-bearing receivables and are generally collected within thirty days.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Premises and Equipment

   Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned

   Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Transfers of Financial Assets and Mortgage Loans Held for Sale

   Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

   The Company originates first mortgage loans with the intention to sell the loans in the secondary market and carries these loans at the lower of aggregate cost or fair value. Interest collected on these loans during the period in which they are held in inventory is included in interest income. Upon completion of the sale of these loans, the previous carrying amounts of the loans sold are allocated between the loans sold and the mortgage servicing rights based upon their fair values at the time of sale. Income from the sale of these loans is recognized at the time of sale and is determined by the difference between the net sales proceeds and the book value of the loans.

Drafts Payable

   Drafts payable represent the amount of mortgage loans held for sale that have been closed by the Company, but for which the cash has not yet been disbursed. The Company disburses the cash funds when the loan proceeds checks are presented for payment.

Gestation Fee Income

   The Company uses gestation repurchase agreements to facilitate the sales of mortgage loans to security brokers. Gestation fee income, which is recognized as earned, represents the spread between the gestation fee (which is based on the loan's coupon rate) received on the mortgage loan and the fee charged by the security broker during the gestation period.

Mortgage Servicing Fees and Expenses

   Mortgage servicing fees are based on a contractual percentage of the unpaid principal balance of the loans serviced and are recorded as income when received. Mortgage servicing costs are charged to expense when incurred.

Income Taxes

   Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Derivatives Instruments and Hedging Activities

   On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of SFAS No. 133, (collectively, SFAS No. 133.) Under SFAS No. 133, all derivative financial instruments are recognized on the balance sheet at fair value. On the date the Company enters into a derivative contract, the Company designates the derivative instrument as either (1) a hedge of the fair value of a recognized asset, liability or an unrecognized firm commitment (a "fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge) or (3) a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recorded in net income of the current period. For a cash flow hedge, changes in the fair value of the derivative to the extent that it is effective are recorded in other comprehensive income and subsequently reclassified as income in the same period that the hedged transaction impacts net income. For free-standing derivative instruments, changes in the fair values are reported in net income of the current period.

   The Company has three types of derivative instruments that meet the criteria of a derivative as outlined in SFAS No. 133: (1) interest rate lock commitments, (2) mandatory sales commitments, and (3) options to deliver mortgage-backed securities. The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedging transactions. The primary market risk facing the Company is interest rate risk related to its locked pipeline. The locked pipeline is comprised of interest rate lock commitments issued on residential mortgage loans held for sale. In order to mitigate the risk that a change in interest rates will result in a decline in the value of the Company's locked pipeline, the Company enters into hedging transactions. The locked pipeline is hedged with mandatory sales commitments or options to deliver mortgaged-backed securities that generally correspond with the composition of the locked pipeline. Due to the variability of closings in the locked pipeline, which is driven primarily by interest rates, the Company's hedging policies require that a percentage of the locked pipeline be hedged with these types of derivative instruments. The Company is generally not exposed to significant losses, nor will it realize significant gains, related to its locked pipeline, due to changes in interest rates, net of gains or losses on associated hedge positions. However, the Company is exposed to the risk that the actual closings in the locked pipeline may deviate from the estimated closings for a given change in interest rates. Although interest rates are the primary determinant, the actual loan closings from the locked pipeline are influenced by many factors, including the composition of the locked pipeline and remaining commitment periods. The Company's estimated closings are based on the historical data of loan closings as influenced by recent developments.

   The Company considers the locked pipeline to be a portfolio of free-standing derivative instruments. The Company also considers the mandatory sales commitments and options to deliver mortgage-backed securities that are used to hedge the locked pipeline to be free-standing derivative instruments. Accordingly, the Company records the fair value of its derivative instruments on the balance sheet and changes in fair value in net income of the current period.

Stock Compensation Plans

   SFAS No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. As prescribed by Opinion No. 25, no compensation cost is recognized for stock options issued under the Company's stock option plans that have no intrinsic value at grant date. Compensation cost is recognized for stock options which do have intrinsic value at the grant date. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Share

   Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options.

Comprehensive Income

   Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Reclassification

   Capitalized loan origination costs for the year ended December 31, 2001 have been reported as a separate line item in the other expenses section in the statement of income. Capitalized loan origination costs for the years ended December 31, 2000 and 1999 have been reclassified from salaries and employee benefits in the other expenses section in the statement of income and reported as a separate line item to be consistent with the classification adopted for the current year. This reclassification had no effect on total other expenses or net income.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 2. SECURITIES

   The amortized cost and fair value of securities are summarized as follows:

                                              Gross       Gross
                                Amortized   Unrealized Unrealized
                                   Cost       Gains      Losses     Fair Value
                               ------------ ---------- -----------  -----------
Securities Available-for-Sale
  December 31, 2001:
    U.S. Government and agency
     securities............... $  8,733,897 $ 290,137  $  (445,183) $ 8,578,851
    State and municipal
     securities...............      345,000     7,738          --       352,738
                               ------------ ---------  -----------  -----------
                               $  9,078,897 $ 297,875  $  (445,183) $ 8,931,589
                               ============ =========  ===========  ===========
  December 31, 2000:
    U.S. Government and agency
     securities............... $ 11,766,361 $   7,230  $(1,471,605) $10,301,986
    State and municipal
     securities...............      345,000     1,865          --       346,865
                               ------------ ---------  -----------  -----------
                               $ 12,111,361 $   9,095  $(1,471,605) $10,648,851
                               ============ =========  ===========  ===========
Securities Held-to-Maturity
  December 31, 2001:
    U.S. Government and agency
     securities............... $ 10,414,845 $ 209,080  $  (272,160) $10,351,765
                               ============ =========  ===========  ===========
  December 31, 2000:
    U.S. Government and agency
     securities............... $  2,559,848 $  15,459  $   (73,967) $ 2,501,340
                               ============ =========  ===========  ===========

   Securities with a carrying value of $18,313,000 and $5,692,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

   The amortized cost and fair value of debt securities as of December 31, 2001 by contractual maturity are shown below.

                                 Securities Available-    Securities Held-to-
                                        for-Sale               Maturity
                                 ---------------------- -----------------------
                                  Amortized     Fair     Amortized     Fair
                                    Cost       Value       Cost        Value
                                 ----------- ---------- ----------- -----------
Due from one to five years...... $   345,000 $  352,738 $ 1,032,985 $ 1,029,078
Due after ten years.............   8,733,897  8,578,851   9,381,860   9,322,687
                                 ----------- ---------- ----------- -----------
                                 $ 9,078,897 $8,931,589 $10,414,845 $10,351,765
                                 =========== ========== =========== ===========

   Gross gains and losses on sales of securities available-for-sale consist of the following:

                                                                Years Ended
                                                               December 31,
                                                            -------------------
                                                            2001  2000   1999
                                                            ----- ----- -------
Gross gains................................................ $ --  $ --  $   --
Gross losses...............................................   --    --   (2,527)
                                                            ----- ----- -------
Net realized losses........................................ $ --  $ --  $(2,527)
                                                            ===== ===== =======

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 3. LOANS

   The composition of loans is summarized as follows:

                                                           December 31,
                                                     -------------------------
                                                         2001         2000
                                                     ------------  -----------
   Commercial....................................... $ 12,518,000  $11,561,000
   Real estate--construction and land development...   29,858,000   29,326,000
   Real estate--mortgage............................   66,642,000   41,009,000
   Consumer installment and other...................   14,593,401   11,015,487
                                                     ------------  -----------
                                                      123,611,401   92,911,487
   Allowance for loan losses........................   (1,596,287)  (1,350,774)
                                                     ------------  -----------
   Loans, net....................................... $122,015,114  $91,560,713
                                                     ============  ===========

   Changes in the allowance for loan losses are as follows:

                                                Years Ended December 31,
                                             --------------------------------
                                                2001        2000       1999
                                             ----------  ----------  --------
   Balance, beginning of year............... $1,350,774  $  864,689  $699,020
     Provision for loan losses..............    515,000     500,000   190,000
     Loans charged off......................   (271,976)    (96,815)  (26,103)
     Recoveries of loans previously charged
      off...................................      2,489      82,900     1,772
                                             ----------  ----------  --------
   Balance, end of year..................... $1,596,287  $1,350,774  $864,689
                                             ==========  ==========  ========

   The total recorded investment in impaired loans was $ -- and $92,502 at December 31, 2001 and 2000, respectively. There were no loans that had related allowances for loan losses determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans for 2001, 2000 and 1999 was $48,125, $76,392 and $38,258, respectively. Interest income on impaired loans recognized for cash payments received was not material for the years ended 2001, 2000 and 1999, respectively.

   In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2001 are as follows:

   Balance, beginning of year....................................... $3,097,500
     Advances.......................................................  2,204,680
     Repayments..................................................... (3,131,965)
     Transactions due to changes in related parties.................     (5,000)
                                                                     ----------
   Balance, end of year............................................. $2,165,215
                                                                     ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 4. PREMISES AND EQUIPMENT

   Premises and equipment are summarized as follows:

                                                          December 31,
                                                     ------------------------
                                                        2001         2000
                                                     -----------  -----------
   Land............................................. $ 1,427,276  $ 1,362,726
   Buildings and improvements.......................   3,352,166    3,346,078
   Equipment........................................   5,351,853    4,837,834
   Construction and equipment installation in
    progress, estimated cost to complete $500,000...     389,807          --
                                                     -----------  -----------
                                                      10,521,102    9,546,638
   Accumulated depreciation.........................  (4,199,451)  (3,283,387)
                                                     -----------  -----------
                                                     $ 6,321,651  $ 6,263,251
                                                     ===========  ===========

Leases:

   The Bank leases certain of its branch facilities under various noncancelable operating leases. The initial terms range from one to seven years.

   CMS leases its facilities under various noncancelable operating leases. The initial lease terms range from three to five years.

   Rental expense under all operating leases amounted to $541,670, $522,772 and $506,491 for the years ended December 31, 2001, 2000 and 1999, respectively.

   Future minimum lease payments on noncancelable operating leases are summarized as follows:

    2002............................................................... $411,595
    2003...............................................................  207,507
    2004...............................................................   93,869
    2005...............................................................   58,700
                                                                        --------
                                                                        $771,671
                                                                        ========

NOTE 5. DEPOSIT INTANGIBLE

   In 1999, the Company acquired certain assets and all deposits of another financial institution's branch operations in Woodstock, Georgia. The premium paid for the deposits is reported in the balance sheet, net of amortization as a deposit intangible. The deposit intangible is being amortized over a period of ten years. The balance at December 31, 2001 and 2000 was $555,956 and $630,083, respectively. The amount amortized and charged to expense was $74,127 for the years ended December 31, 2001 and 2000, respectively, and $37,064 for the year ended December 31, 1999.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 6. DEPOSITS

   The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $57,004,292 and $35,381,102, respectively.
The total amount of brokered deposits at December 31, 2001 and 2000 was $496,000 and $6,738,801, respectively. The scheduled maturities of time deposits at December 31, 2001 are as follows:

   2002............................................................ $109,838,462
   2003............................................................    9,539,718
   2004............................................................    1,863,322
   2005............................................................    1,486,876
   2006............................................................    3,957,798
                                                                    ------------
                                                                    $126,686,176
                                                                    ============

NOTE 7. OTHER BORROWINGS

   Other borrowings consist of the following:

                                                              December 31,
                                                        ------------------------
                                                            2001        2000
                                                        ------------ -----------
   $50,000,000 line of credit with interest at LIBOR
    plus 1.15% to 1.55% (3.831% at December 31, 2001),
    due on demand, collateralized by first mortgage
    loans.............................................  $ 25,708,651 $       --
   $250,000,000 line of credit with interest at LIBOR
    plus 1.00% to 1.30% (3.2265% at December 31,
    2001), due on demand, collateralized by first
    mortgage loans....................................   163,172,554         --
   Note payable from correspondent bank with interest
    at prime minus .50% (4.25% at December 31, 2001),
    due in ten equal installments of $260,000,
    collateralized by the common stock of the Bank....     2,600,000         --
   Debentures payable, with interest accruing at prime
    (4.75% at December 31, 2001). The payment of
    interest may be deferred for up to twenty
    consecutive quarters, with deferred interest
    payments accruing interest at prime. The
    debentures are due September 30, 2031 and are
    unsecured.........................................     3,500,000         --
   $55,000,000 line of credit with interest at the
    Federal Home Loan Daily Rate Credit plus .25%
    (2.08% at December 31, 2001), due November 9,
    2002, collateralized by first mortgage loans......    33,100,000         --
   Note payable from correspondent bank with interest
    at prime minus .50% (4.25% at December 31, 2001),
    due in ten equal annual installments installments
    of $450,000, collateralized by the common stock of
    the Bank. (Entire balance repaid on January 7,
    2002.)............................................     1,000,000   4,050,000
   $75,000,000 line of credit with interest at LIBOR
    plus 1.50% (8.1529% at December 31, 2000), due on
    demand, collateralized by first mortgage loans....           --   42,165,219
   $35,000,000 line of credit with interest at LIBOR
    plus .90% to 1.30% (7.957% at December 31, 2000),
    due on demand, collateralized by first mortgage
    loans.............................................           --    8,731,637
                                                        ------------ -----------
                                                        $229,081,205 $54,946,856
                                                        ============ ===========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The $50,000,000 line of credit and the advance from correspondent bank have various covenants related to capital adequacy, allowance for loan losses and profitability of the Company and its subsidiaries. As of December 31, 2001, the Company was not in compliance with the capital adequacy covenant under both borrowing agreements. The Company has received waivers of these covenants.

NOTE 8. DERIVATIVE INSTRUMENTS

   The Company's locked pipeline totaled approximately $265 million at December 31, 2001. The fair value of the locked pipeline and the corresponding amount recorded as a derivative liability in the balance sheet amounted to $7,514 at December 31, 2001. The Company had approximately $371 million of mandatory sales commitments that were hedged against the locked pipeline and mortgage loans held for sale. The fair value of the mandatory sales commitments and the corresponding amount recorded as a derivative liability in the balance sheet amounted to $15,332 at December 31, 2001. The Company had no outstanding options to deliver mortgage-backed securities.

   On January 1, 2001, upon adoption of SFAS No. 133, the Company recorded a transition expense adjustment for the fair value of the Company's locked pipeline and mandatory sales commitments in the amount of $112,533. This amount, net of tax of $42,763, is reported as a cumulative effect of a change in accounting principle in the statement of income. Subsequent changes in the fair value of the Company's locked pipeline and mandatory sales commitments have resulted in income of $89,687 which is reported as a component of gain on sale of mortgage loans held for sale.

NOTE 9. DEFERRED COMPENSATION PLAN

   The Company has a deferred compensation plan providing for death and retirement benefits for its directors and executive officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the directors and executive officers. The balance of the policy cash surrender values included in the balance sheet at December 31, 2001 and 2000 was $3,634,472 and $3,444,326, respectively.
Income recognized on the policies amounted to $190,146, $143,258 and $49,068 for the years ended December 31, 2001, 2000 and 1999, respectively. The balance of the deferred compensation included in other liabilities at December 31, 2001 and 2000 was $150,692 and $78,992, respectively. Expense recognized for deferred compensation amounted to $71,700, $62,642, and $16,350 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 10. DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

   In 2001, the Company adopted a dividend reinvestment and share purchase plan. Under the plan, all holders of record of common stock are eligible to participate in the plan. Participants in the plan may direct the plan administrator to invest cash dividends declared with respect to all or any portion of their common stock. Participants may also make optional cash payments which will be invested through the plan. All cash dividends paid to the plan administrator are invested within thirty days of cash dividend payment date. Cash dividends and optional cash payments are used to purchase common stock of the Company in the open market, from newly-issued shares, from shares held in treasury, in negotiated transactions, or in any combination of the foregoing. The purchase price of the shares of common stock is based on the average market price. All administrative costs are borne by the Company. For the year ended December 31, 2001, 16,615 shares were purchased under the plan.

NOTE 11. STOCK OPTIONS

   The Company has a non-qualified plan stock option plan for key employees (the "employee plan") and has reserved 300,000 shares of common stock. Options are granted at the fair market value of the Company's

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES common stock on the date of grant. All options under the employee plan expire ten years from the date of grant. At December 31, 2001, 266,500 options were available for grant.

   The Company also had a non-qualified stock option plan for key employees (the "former employee plan") and had reserved 25,333 shares of common stock. On December 21, 2000, the Company cancelled all remaining unexercised stock options and terminated the plan. Under the terms of the former employee plan, cash awards could be paid to option holders that were designed to compensate the employee for the difference in the tax treatment between non-qualified options and incentive stock options. When the Company agreed to pay cash awards related to these options, the options were then considered variable plan awards. When these variable plan awards were granted, the Company recognized compensation to the extent that the quoted market value of the shares of the Company's stock covered by the grant exceeded the option price. Compensation expense was adjusted up to the time the options were exercised or cancelled for changes, either increases or decreases, in the quoted market value of the share of the Company's stock covered by the grant, but not below zero. Options under the former employee plan were granted at fair market value of the Company's common stock on the date of grant.

   The Company also has non-qualified stock option plans for directors (the "director plans") and has reserved 184,400 shares of common stock. Options are granted at fair market value of the Company's common stock on the date of grant, except for certain options that are granted at $8. All options under these plans expire ten years from the date of grant. At December 31, 2001, 95,800 options were available for grant at fair market value and 6,000 were available to grant at $8.

   Other pertinent information related to the options follows:

                                        Years Ended December 31,
                         ---------------------------------------------------------
                               2001               2000                1999
                         ------------------ ------------------ -------------------
                                  Weighted-          Weighted-           Weighted-
                                   Average            Average             Average
                                  Exercise           Exercise            Exercise
                         Number     Price   Number     Price    Number     Price
                         -------  --------- -------  --------- --------  ---------
Under option, beginning
 of year................  77,600   $ 9.72   146,200   $ 8.60    159,200   $ 7.79
  Granted at market
   price................  37,700    10.11       --       --      13,000    12.46
  Granted at below
   market price.........   4,800     8.00     4,000     8.00      4,800     8.00
  Granted at above
   market price.........     --       --        --       --         --       --
  Exercised.............  (4,000)    8.00   (53,599)    6.24    (30,800)    5.95
  Cancelled.............     --       --    (19,001)   10.58        --       --
                         -------            -------            --------
Under option, end of
 year................... 116,100     9.83    77,600     9.72    146,200     8.60
                         =======            =======            ========
Exercisable, end of
 year...................  82,600     9.77    77,600     9.72    117,867     8.44
                         =======            =======            ========
Weighted-average fair
 value of options
 granted during the
 year................... $  3.19            $  7.54            $   2.48
                         =======            =======            ========

   Information pertaining to options outstanding at December 31, 2001 is as follows:

                              Options Outstanding         Options Exercisable
                       --------------------------------- ---------------------
                                    Weighted-
                                     Average   Weighted-             Weighted-
                                    Remaining   Average               Average
        Range of         Number    Contractual Exercise    Number    Exercise
     Exercise Prices   Outstanding    Life       Price   Exercisable   Price
     ---------------   ----------- ----------- --------- ----------- ---------
      $8.00-$11.02       116,100     8 years     $9.83     82,600      $9.77
                         =======                           ======

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The Company applies Opinion 25 and related Interpretations in accounting for the stock option plans. The Company recognized compensation costs (benefits) of $ --, $(35,897) and $214,721 under the employee plans for the years ended December 31, 2001, 2000 and 1999, respectively. The Company recognized compensation costs of $14,544, $23,000 and $48,000, under the director plans for the years ended December 31, 2001, 2000 and 1999, respectively. Had compensation cost for the stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below.

                                           Years Ended December 31,
                                       --------------------------------
                                          2001       2000       1999
                                       ---------- ---------- ----------
     Net income            As reported $6,494,837 $1,044,219 $1,293,186
                           Pro forma   $6,481,799 $1,012,554 $1,439,136
     Earnings per share    As reported $     3.55 $     0.59 $     0.76
                           Pro forma   $     3.55 $     0.57 $     0.84
     Earnings per share--  As reported $     3.47 $     0.57 $     0.71
      assuming dilution    Pro forma   $     3.47 $     0.55 $     0.79

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                 Years Ended December 31,
                                                ----------------------------
                                                  2001      2000      1999
                                                --------  --------  --------
   Dividend yield (as a percent of the fair
    value of the stock)........................     2.43%     2.69%     1.28%
   Expected life...............................  5 years   5 years   5 years
   Expected volatility.........................       72%    50.60%     9.84%
   Risk-free interest rate.....................     5.59%     6.23%     6.43%

     The Company also has restricted stock plans for two of its key employees. The employees annually may earn shares of stock based on certain performance goals of the Company's mortgage operations. The stock grants vest ratably over a five year period after one year from the date of grant. At December 31, 2001, 35,980 shares of stock had been awarded under these plans, of which 16,207 have vested. Expense incurred under these plans amounted to $71,883, $84,783 and $45,079 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 12. INCOME TAXES

   The components of income tax expense are as follows:

                                                  Years Ended December 31,
                                                -------------------------------
                                                   2001       2000       1999
                                                ----------  ---------  --------
   Current..................................... $4,635,702  $ 762,219  $817,732
   Deferred....................................   (621,124)  (287,921)  (97,991)
                                                ----------  ---------  --------
     Income tax expense........................ $4,014,578  $ 474,298  $719,741
                                                ==========  =========  ========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                          Years Ended December 31,
                            ------------------------------------------------------
                                   2001              2000              1999
                            ------------------ ----------------- -----------------
                              Amount   Percent  Amount   Percent  Amount   Percent
                            ---------- ------- --------  ------- --------- -------
   Income taxes at
    statutory rate......... $3,678,295    35%  $516,296     34%  $ 684,395    34%
   State income tax
    (benefit)..............    320,258     3    (33,180)    (2)     16,473     1
   Other items, net........     16,025   --      (8,818)    (1)     18,873     1
                            ----------   ---   --------    ---   ---------   ---
     Income tax expense.... $4,014,578    38%  $474,298     31%  $ 719,741    36%
                            ==========   ===   ========    ===   =========   ===

   The components of deferred income taxes are as follows:

                                                            December 31,
                                                        ----------------------
                                                           2001        2000
                                                        ----------  ----------
   Deferred tax assets:
     Loan loss reserves................................ $  535,122  $  448,782
     Stock options.....................................     32,281      26,795
     Securities available-for-sale.....................     58,923     585,004
     Deferred compensation.............................     87,146      32,240
     Derivative instruments............................      8,622         --
                                                        ----------  ----------
                                                           722,094   1,092,821
                                                        ----------  ----------
   Deferred tax liabilities:
     Mortgage servicing rights.........................  1,070,195   1,426,927
     Depreciation......................................     80,318     189,356
     Other.............................................      8,426       8,426
                                                        ----------  ----------
                                                         1,158,939   1,624,709
                                                        ----------  ----------
     Net deferred tax liabilities...................... $ (436,845) $ (531,888)
                                                        ==========  ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 13. EARNINGS PER SHARE

   Presented below is a summary of the components used to calculate basic and diluted earnings per share.

                                                   Years Ended December 31,
                                               --------------------------------
                                                  2001       2000       1999
                                               ---------- ---------- ----------
   Basic Earnings Per Share:
     Weighted average common shares
      outstanding............................   1,827,778  1,773,888  1,712,357
                                               ========== ========== ==========
     Net income..............................  $6,494,837 $1,044,219 $1,293,186
                                               ========== ========== ==========
     Basic earnings per share................  $     3.55 $     0.59 $     0.76
                                               ========== ========== ==========
   Diluted Earnings Per Share:
     Weighted average common shares
      outstanding............................   1,827,778  1,773,888  1,712,357
     Net effect of the assumed exercise of
      stock options based on the treasury
      stock method using average market
      prices for the year....................      42,487     61,562    102,171
                                               ---------- ---------- ----------
     Total weighted average common shares and
      common stock equivalents outstanding...   1,870,265  1,835,450  1,814,528
                                               ========== ========== ==========
     Net income..............................  $6,494,837 $1,044,219 $1,293,186
                                               ========== ========== ==========
     Diluted earnings per share..............  $     3.47 $     0.57 $     0.71
                                               ========== ========== ==========

NOTE 14. MORTGAGE LOAN SERVICING

   Mortgage loans serviced for others are not reflected in the financial statements. The Company is obligated to service the unpaid principal balances of these loans, which approximated $694 million as of December 31, 2001. The Company pays a third party subcontractor to perform servicing and escrow functions with respect to loans sold with retained servicing. During 2001, substantially all of the Company's mortgage lending and servicing activity was concentrated within the eastern half of the United States. Also, the servicing portfolio was comprised principally of mortgage loans serviced on behalf of the Federal Home Loan Mortgage Corporation.

   At December 31, 2001, the Company had errors and omissions insurance and fidelity bond insurance coverage in force of $2,000,000 and $3,000,000, respectively.

NOTE 15. COMMITMENTS AND CONTINGENCIES

   The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and mortgage loans in process of origination (the pipeline). Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

   The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES conditional obligations as it does for on-balance sheet financial instruments. A summary of these commitments is as follows:

                                                           2001        2000
                                                        ----------- -----------
   Commitments to extend credit........................ $17,979,402 $16,849,749
   Standby letters of credit...........................   1,377,842   1,303,778
                                                        ----------- -----------
                                                        $19,357,244 $18,153,527
                                                        =========== ===========

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

   Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

   In addition to the mortgage loans held for sale on the balance sheet, the Company's mortgage loan pipeline at December 31, 2001 totaled approximately $759 million. The Company's exposure to credit loss in the event of nonperformance by another party to the mortgage is represented by the principal balance of loans for which the Company has offered to extend credit. The pipeline consists of approximately $265 million in mortgage loans for which the Company has interest rate risk (the locked pipeline). The remaining $494 million of mortgage loans are not subject to interest rate risk. The mortgages not subject to interest rate risk are comprised of (1) loans under contract to be placed with a private investor through a "best efforts" agreement, whereby the investor purchases the loans from the Company at the contractual loan rate,
(2) loans with floating interest rates which close at the current market rate, and (3) loans where the original fixed interest rate commitment has expired and will reprice at the current market rate. The Company funds approximately fifty percent of its mortgage pipeline every month. At December 31, 2001, the Company had the ability to sell up to $120 million in mortgage loans to security brokers without recourse under gestation repurchase agreements. Under these agreements, the Company sells mortgage loans and simultaneously assigns the related mandatory sales commitments to the security broker. The Company continues to receive fee income from the security broker until the loan is delivered into the mandatory sales commitment. The Company maintains recourse obligations on mortgage loans involving first payment default or mortgage loans involving fraud. In some instances, the Company may even be required to repurchase the loan or indemnify the purchaser of the loan for those loans in which the Company breached its representations and warranties. The Company regularly makes representations and warranties to purchasers of its mortgage loans that, if breached, would require the Company to indemnify the purchaser for losses or to repurchase the loans, and the Company considers this practice to be customary and routine. At December 31, 2001 the Company was not required to repurchase any of its mortgage loans because of breaches of the Company's representations and warranties. However, at December 31, 2001, the Company has agreed to indemnify purchasers for approximately $2.2 million of mortgage loans for breaches of its representations and warranties. Although the Company regularly faces potential indemnification and repurchase obligations with respect to mortgage loans that it has sold, it has not historically incurred any indemnification losses or been required to repurchase any loans. As a result, the Company does not maintain a reserve for this purpose.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 16. CONCENTRATIONS OF CREDIT

   The Company originates primarily commercial, residential, and consumer loans to customers in Pickens County and surrounding areas as well as mortgage loans in the eastern half of the United States. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

   Seventy-eight percent of the Company's loan portfolio is concentrated in loans secured by real estate of which a substantial portion is secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

   The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $3,666,000.

NOTE 17. REGULATORY MATTERS

   The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2001, approximately $1,028,000 of retained earnings were available for dividend declaration without regulatory approval.

   The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001 and 2000, the Company and the Bank met all capital adequacy requirements to which they are subject.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well or adequately capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

   The Company and Bank's actual capital amounts and ratios are presented in the following table.

                                                                   To Be Well
                                                                   Capitalized
                                                                  Under Prompt
                                                     For Capital   Corrective
                                                      Adequacy       Action
                                         Actual       Purposes     Provisions
                                     -------------- ------------- -------------
                                     Amount  Ratio  Amount  Ratio Amount  Ratio
                                     ------- ------ ------- ----- ------- -----
                                               (Dollars in Thousands)
As of December 31, 2001:
  Total Capital to Risk Weighted
   Assets:
    Company......................... $27,469  8.98% $24,480   8%  $   N/A  N/A
    Bank ........................... $19,087  9.37% $16,302   8%  $20,377   10%
  Tier I Capital to Risk Weighted
   Assets:
    Company......................... $25,873  8.46% $12,240   4%  $   N/A  N/A
    Bank ........................... $17,491  8.58% $ 8,151   4%  $12,226    6%
  Tier I Capital to Average Assets:
    Company......................... $25,873  6.72% $15,400   4%  $   N/A  N/A
    Bank ........................... $17,491  7.15% $ 9,788   4%  $12,235    5%
As of December 31, 2000:
  Total Capital to Risk Weighted
   Assets:
    Company......................... $17,286 10.35% $13,359   8%  $   N/A  N/A
    Bank............................ $14,720 10.94% $10,769   8%  $13,462   10%
  Tier I Capital to Risk Weighted
   Assets:
    Company......................... $15,935  9.54% $ 6,680   4%  $   N/A  N/A
    Bank............................ $13,369  9.93% $ 5,385   4%  $ 8,077    6%
  Tier I Capital to Average Assets:
    Company......................... $15,935  6.80% $ 9,380   4%  $   N/A  N/A
    Bank............................ $13,369  7.75% $ 6,899   4%  $ 8,624    5%

   CMS is also subject to the net worth requirement of the Government National Mortgage Corporation ("Ginnie Mae"), of which CMS is an approved issuer of securitized mortgage-backed securities pools. As of December 31, 2001, CMS met the Ginnie Mae net worth requirement.

NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds
Sold:

   The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair value.

Securities:

   Fair values for securities are based on available quoted market prices. The carrying amount of restricted equity securities with no readily determinable fair value approximate their fair values.

Loans:

   For mortgage loans held for sale and variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Mortgage Servicing Rights:

   Fair values for mortgage servicing rights are based upon independent appraisal.

Accounts Receivable--Brokers and Escrow Agents:

   The carrying amount of accounts receivable--brokers and escrow agents approximates its fair value.

Deposits and Drafts Payable:

   The carrying amounts of demand deposits, savings deposits, variable-rate certificates of deposit and drafts payable approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings:

   The carrying amount of other borrowings approximates their fair value.

Accrued Interest:

   The carrying amounts of accrued interest approximate their fair values.

Mandatory Sales Commitments and Interest Rate Lock Commitments:

   Fair values for mandatory sales commitments and interest rate lock commitments are based on quoted market prices.

Off-Balance Sheet Instruments:

   Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's other off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                December 31, 2001         December 31, 2000
                            ------------------------- -------------------------
                              Carrying       Fair       Carrying       Fair
                               Amount       Value        Amount       Value
                            ------------ ------------ ------------ ------------
Financial assets:
  Cash and due from banks,
   interest-bearing
   deposits in banks and
   federal funds sold...... $ 12,351,645 $ 12,351,645 $  7,319,501 $  7,319,501
  Securities available-for-
   sale....................    8,931,589    8,931,589   10,648,851   10,648,851
  Securities held-to-
   maturity................   10,414,845   10,351,765    2,559,848    2,501,340
  Restricted equity
   securities..............    1,920,975    1,920,975    1,528,475    1,528,475
  Mortgage loans held for
   sale....................  313,467,820  313,467,820  108,847,638  108,847,638
  Loans....................  122,015,114  124,754,607   91,560,713   92,916,812
  Accrued interest
   receivable..............    1,257,019    1,257,019    1,196,876    1,196,876
  Mortgage servicing
   rights..................    3,098,579    4,866,739    3,781,355    4,074,747
  Accounts receivable-
   brokers and escrow
   agents..................    6,024,895    6,024,898    3,753,749    3,753,749
Financial liabilities:
  Deposits.................  221,964,799  225,333,498  162,168,443  162,028,684
  Drafts payable...........    9,424,722    9,424,722    6,261,741    6,261,741
  Other borrowings.........  229,081,205  229,081,205   54,946,856   54,946,856
  Accrued interest
   payable.................      705,230      705,230      565,203      565,203
  Mandatory sales
   commitments and interest
   rate lock commitments...       22,846       22,846          --       112,000

NOTE 19. SUPPLEMENTAL FINANCIAL DATA

   Components of other expenses in excess of 1% of total revenue are as follows:

                                                    Years Ended December 31,
                                                 ------------------------------
                                                    2001      2000      1999
                                                 ---------- -------- ----------
   Outside service fees......................... $1,667,229 $917,947 $2,072,028
   Subservicing expense.........................    451,122  359,940    428,771
   Amortization of mortgage servicing rights....  1,114,100  744,700    967,172
   Business development.........................    147,035  159,983    312,687
   Stationery and printing......................    439,261  344,029    438,054
   Telephone....................................    565,899  485,114    574,780
   Courier service..............................    516,810  292,088    448,646

NOTE 20. SUPPLEMENTAL SEGMENT INFORMATION

   The Company has two reportable segments: commercial banking and mortgage banking. The commercial banking segment provides traditional banking services offered through the Bank. The mortgage banking segment provides mortgage loan origination and servicing offered through the Bank and CMS.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The Company accounts for intersegment revenues and expenses as if the revenue/expense transactions were to third parties, that is, at current market prices.

   The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment has different types and levels of credit and interest rate risk.

                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage       All
   December 31, 2001          Banking      Banking       Other       Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $ 11,078,980 $  9,956,585  $     --   $ 21,035,565
   Interest expense........    5,592,258    8,219,766        --     13,812,024
   Net interest income.....    5,486,722    1,736,819        --      7,223,541
   Other revenue from
    external customers.....    1,197,175   21,523,716        --     22,720,891
   Depreciation and
    amortization...........      620,719    1,483,572        --      2,104,291
   Provision for loan
    losses.................      515,000          --         --        515,000
   Segment profit..........    1,448,880    9,196,369   (135,832)   10,509,417
   Segment assets..........  159,695,325  331,284,275        --    490,979,600
   Expenditures for
    premises and
    equipment..............      743,286      231,178        --        974,464

                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage       All
   December 31, 2000          Banking      Banking       Other       Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $  8,674,140 $  5,228,505  $     --   $ 13,902,645
   Interest expense........    3,529,307    5,429,595        --      8,958,902
   Net interest income
    (expense)..............    5,144,833     (201,090)       --      4,943,743
   Other revenue from
    external customers.....      863,313    8,127,959        --      8,991,272
   Depreciation and
    amortization...........      686,468    1,105,917        --      1,792,385
   Provision for loan
    losses.................      500,000          --         --        500,000
   Segment profit..........    1,332,501      370,397   (184,381)    1,518,517
   Segment assets..........  121,930,896  120,158,108        --    242,089,004
   Expenditures for
    premises and
    equipment..............    1,123,460       76,964        --      1,200,424

                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage       All
   December 31, 1999          Banking      Banking       Other       Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $  5,631,866 $  4,957,218  $     --   $ 10,589,084
   Interest expense........    1,784,797    6,498,581        --      8,283,378
   Intersegment net
    interest income
    (expense)..............        5,924       (5,924)       --            --
   Net interest income
    (expense)..............    3,852,993   (1,547,287)       --      2,305,706
   Other revenue from
    external customers.....      488,308   14,092,102        --     14,580,410
   Depreciation and
    amortization...........      411,671    1,401,144        --      1,812,815
   Provision for loan
    losses.................      190,000          --         --        190,000
   Segment profit..........      821,961    1,599,010   (408,044)    2,012,927
   Segment assets..........   77,540,477   98,212,828        --    175,753,305
   Expenditures for
    premises and
    equipment..............    3,065,215      410,540        --      3,475,755

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 21. PARENT COMPANY FINANCIAL INFORMATION

   The following information presents the condensed balance sheets, statements of income and cash flows of Crescent Banking Company:

                            CONDENSED BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           2001        2000
                                                        ----------- -----------
   Assets
     Cash.............................................. $ 1,704,032 $   489,475
     Investment in subsidiaries........................  28,119,945  18,972,868
     Other assets......................................     137,281     506,695
                                                        ----------- -----------
       Total assets.................................... $29,961,258 $19,969,038
                                                        =========== ===========
   Liabilities.........................................
     Other borrowings.................................. $ 7,100,000 $ 4,050,000
     Other.............................................      21,371     118,216
                                                        ----------- -----------
       Total liabilities...............................   7,121,371   4,168,216
   Stockholders' equity................................  22,839,887  15,800,822
                                                        ----------- -----------
     Total liabilities and stockholders' equity........ $29,961,258 $19,969,038
                                                        =========== ===========

                         CONDENSED STATEMENTS OF INCOME

                                                Years Ended December 31,
                                            ----------------------------------
                                               2001        2000        1999
                                            ----------  ----------  ----------
   Income, dividends from subsidiary....... $  799,846  $1,268,507  $  568,931
   Expenses, other.........................    423,725     508,161     666,255
                                            ----------  ----------  ----------
     Income (loss) before income tax
      benefits and equity in undistributed
      income of subsidiaries...............    376,121     760,346     (97,324)
   Income tax benefits.....................   (161,058)   (278,524)   (255,608)
                                            ----------  ----------  ----------
     Income before equity in undistributed
      income of subsidiaries...............    537,179   1,038,870     158,284
   Equity in undistributed income of
    subsidiaries...........................  5,957,658       5,349   1,134,902
                                            ----------  ----------  ----------
     Net income............................ $6,494,837  $1,044,219  $1,293,186
                                            ==========  ==========  ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                          ------------------------------------
                                             2001         2000        1999
                                          -----------  ----------  -----------
   OPERATING ACTIVITIES
     Net income.........................  $ 6,494,837  $1,044,219  $ 1,293,186
     Adjustments to reconcile net income
      to net cash provided by operating
      activities:
       Undistributed income of
        subsidiaries....................   (5,957,658)     (5,349)  (1,134,902)
       Stock compensation expense
        (benefit).......................       14,544     (12,897)     262,721
       Restricted stock awards..........       71,883      84,783       45,079
       Net other operating activities...      272,271    (424,711)     (62,369)
                                          -----------  ----------  -----------
       Net cash provided by operating
        activities......................      895,877     686,045      403,715
                                          -----------  ----------  -----------
   INVESTING ACTIVITIES
     Investment in subsidiaries.........   (2,400,000)        --    (4,500,000)
                                          -----------  ----------  -----------
       Net cash used in investing
        activities......................   (2,400,000)        --    (4,500,000)
                                          -----------  ----------  -----------
   FINANCING ACTIVITIES
     Proceeds from (repayment of) other
      borrowings........................    3,050,000    (450,000)   4,500,000
     Dividends paid.....................     (565,890)   (531,902)    (400,473)
     Proceeds from issuance of common
      stock.............................      202,570         --           --
     Proceeds from exercise of stock
      options...........................       32,000     334,549      183,270
                                          -----------  ----------  -----------
       Net cash provided by (used in)
        financing activities............    2,718,680    (647,353)   4,282,797
                                          -----------  ----------  -----------
   Net increase in cash.................    1,214,557      38,692      186,512
   Cash at beginning of year............      489,475     450,783      264,271
                                          -----------  ----------  -----------
   Cash at end of year..................  $ 1,704,032  $  489,475  $   450,783
                                          ===========  ==========  ===========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


   No dealer, salesperson, or any other person has been authorized by us to give any information or to make any representation in connection with this offering other than those contained in this prospectus, and, if given or made, you should not rely upon that information or representation.

   This prospectus does not constitute an offer to sell or a solicitation of an offer to buy our common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making that offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus and the related subscription agreement shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

   Until     , 2002, which is 90 days after the date of this prospectus, all dealers effecting transactions in our securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                           CRESCENT BANKING COMPANY

                                 Common Stock

                               Up to      Shares


                                 ------------

                                  PROSPECTUS

                                 ------------


                                      , 2002


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

              PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following sets forth Crescent Banking Company's (the "Company") estimated expenses in connection with the issuance and distribution of the shares of Common Stock offered by this Registration Statement.

   Registration Fee................................................... $  1,875
   Blue Sky Fees and Expenses.........................................    5,000
   Printing and Engraving.............................................   35,000
   Legal Fees and Expenses............................................  110,000
   Accountant's Fees and Expenses.....................................   40,000
   Miscellaneous......................................................    8,125
                                                                       --------
     Total............................................................ $200,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Article Nine of the Company's Amended and Restated Bylaws provides the following with respect to the indemnification of directors and officers of the
Company:

                                 "ARTICLE NINE

                                Indemnification

   Section 9.1. Certain Definitions. As used in this Article, the term:

     (a) "Corporation" includes any domestic or foreign predecessor entity of this Corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

     (b) "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. Directors of the Corporation who are serving as directors, officers, employees or agents of Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation shall be considered to be serving at the Corporation's request and shall be considered a "director" for the purposes of this Article. A director is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

     (c) "Expenses" includes attorneys' fees.

     (d) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

     (e) "Officer" means an individual who is or was an officer of the Corporation or an individual who, while an officer of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. Officers of the Corporation who are serving as directors, officers, employees or agents of Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation shall be considered to be serving at the Corporation's request and shall be considered an "officer" for the purposes of this Article. An officer is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Officer" includes, unless the context requires otherwise, the estate or personal representative of an officer.

     (f) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

     (g) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     (h) "Reviewing Party" shall mean the person or persons making the entitlement determination pursuant to Section 9.4 of this Article, and shall not include a court making any determination under this Article or otherwise.

   Section 9.2. Basic Indemnification Arrangement.

     (a) To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue, or matter therein, because he is or was a director or officer, the Corporation shall indemnify the director or officer against reasonable expenses incurred in connection therewith. Except as provided in subsections 9.2(d) and 9.2(e) below, the Corporation shall in addition indemnify an individual who is made a party to a proceeding because he is or was a director or officer against liability incurred by him in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the beat interests of the Corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (b) A person's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection 9.2(a).

     (c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, be determinative that the proposed indemnitee did not meet the standard of conduct set forth in subsection 9.2(a).

     (d) The Corporation shall not indemnify a person under this Article in connection with (i) a proceeding by or in the right of the Corporation in which such person was adjudged liable to the Corporation, or (ii) any proceeding in which such person was adjudged liable on the basis that he improperly received a personal benefit; unless in either case, and then only the extent that, a court of competent jurisdiction acting pursuant to
  Section 9.5 of this Article or Section 14-2-854 of the Georgia Business Corporation Code, determines that, in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnification.

     (e) Indemnification permitted under this Article in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Section 9.3. Advance for Expenses.

     (a) The Corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer as a party to a proceeding in advance of final disposition of the proceeding if:

       (i) Such person furnishes the Corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in subsection 9.2(a) above; and

       (ii) Such person furnishes the Corporation a written undertaking (meeting the qualifications set forth below in subsection 9.3(b)), executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this Article or otherwise.

     (b) The undertaking required by subsection 9.3(a)(ii) above must be an unlimited general obligation of the proposed indemnitee but need not be secured and shall be accepted without reference to financial ability to make payment.

   Section 9.4 Authorization of and Determination of Entitlement to Indemnification.

     (a) The Corporation acknowledges that indemnification of a director or officer under Section 9.2 has been pre-authorized by the Corporation in the manner described in subsection 9.4(b) below. Nevertheless, the Corporation shall not indemnify a director or officer under Section 9.2 unless a separate determination has been made in the specific case that indemnification of such person is permissible in the circumstances because he has met the standard of conduct set forth in subsection 9.2(a); provided, however, that regardless of the result or absence of any such determination, and unless limited by the Articles of Incorporation of the Corporation, to the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director or officer, the Corporation shall indemnify such person against reasonable expenses incurred by him in connection therewith.

     (b) The determination referred to in subsection 9.4(a) above shall made, at the election of the Board of Directors:

       (i) by the Board of Directors of the Corporation by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

       (ii) if a quorum cannot be obtained under subdivision (i), by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

       (iii) by special legal counsel:

         (1) selected by the Board of Directors or its committee in the manner prescribed in subdivision (i) or (ii); or

         (2) if a quorum of the Board of Directors cannot be obtained under subdivision (i) and a committee cannot be designated under subdivision (ii), selected by a majority vote of the full Board of Directors (in which selection directors who are parties may participate); or

       (iv) by the shareholders; provided that shares owned by or voted under the control of directors or officers who are at the time parties to the proceeding may not be voted on the determination.

     (c) As acknowledged above, the Corporation has pre-authorized the indemnification of directors and officers hereunder, subject to a case-by-case determination that the proposed indemnitee met the applicable standard of conduct under subsection 9.2(a). Consequently, no further decision need or shall be made on a case-by-case basis as to the authorization of the Corporation's indemnification of directors and officers hereunder. Nevertheless, evaluation as to reasonableness of expenses of a director or officer in the specific case shall be made in the same manner as the determination that indemnification is permissible, as described in subsection 9.4(b) above, except that if the determination is made by special legal counsel, evaluation as to reasonableness of expenses shall be made by those entitled under subsection 9.4(b)(iii) to select counsel.

     (d) The Reviewing Party acting pursuant to subsections 9.4(b) or 9.4(c) above shall act expeditiously and reasonably upon an application for indemnification or advancement of expenses, and shall cooperate in the procedural steps required to obtain court-ordered indemnification or advancement of expenses under Section 9.5 below.

   Section 9.5. Court-Ordered Indemnification and Advances for Expenses. Unless this Corporation's Articles of Incorporation provide otherwise, a director or officer who is party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. For purposes of this Article, the Corporation hereby consents to personal jurisdiction and venue in any court in which is pending a proceeding to which a director or officer is a party. Regardless of any determination by the Reviewing Party that the proposed indemnitee is not entitled to indemnification or advancement of expenses or as to the reasonableness of expenses, and regardless of any failure by the

Reviewing Party to make a determination as to such entitlement or the reasonableness of expenses, such court's review shall be a de novo review, and its determination shall be binding, on the questions of whether:

     (i) The applicant is entitled to mandatory indemnification under the final clause of subsection 9.4(a) above (in which case the Corporation shall pay the indemnitee's reasonable expenses incurred to obtain court-ordered indemnification);

     (ii) The applicant is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in subsection 9.2(a) above or was adjudged liable as described in subsection 9.2(d) above (but if he was adjudged so liable, any court-ordered indemnification shall be limited to reasonable expenses incurred by the indemnitee, including reasonable expenses incurred to obtain court-ordered indemnification, unless the Articles of Incorporation of this Corporation or a Bylaw, contract or resolution approved or ratified by the shareholders pursuant to Section 9.7 provides otherwise); or

     (iii) In the case of advances for expenses, the applicant is entitled pursuant to the Articles of Incorporation, Bylaws or applicable resolution or agreement to payment for or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceeding (in which case the Corporation shall pay the applicant's reasonable expenses incurred to obtain court-ordered advancement of expenses).

   In any claim brought by the proposed indemnitee seeking court-ordered indemnification or advancement of expenses, the failure of the Reviewing Party to act in accordance with Section 9.4(d) may properly be considered by the court in assessing the expenses of the proposed indemnitee.

   Section 9.6. Indemnification of Employees and Agents. Unless this Corporation's Articles of Incorporation provide otherwise, the Corporation may indemnify and advance expenses under this Article to an employee or agent of the Corporation, Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation who is not a director or officer to the same extent as to a director or officer, or to any lesser extent (or greater extent if permitted by law), determined by the Board of Directors.

   Section 9.7. Shareholder Approved Indemnification.

     (a) If authorized by the Articles of Incorporation or a Bylaw, contract or resolution approved or ratified by the shareholders of the Corporation by a majority of the votes entitled to be cast, the Corporation may indemnify or obligate itself to indemnify a person made a party to a proceeding, including a proceeding brought by or in the right of the Corporation, without regard to the limitations in other sections of this Article. The Corporation shall not indemnify a person under this Section
  9.7 for any liability incurred in a proceeding in which the person is adjudged liable to the Corporation or is subjected to injunctive relief in favor of the Corporation;

       (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation;

       (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law;

       (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or

       (iv) for any transaction from which he received an improper personal benefit.

     (b) Where approved or authorized in the manner described in subsection 9.7(a) above, the Corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

       (i) the proposed indemnitee furnishes the Corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection 9.7(a)(i)--(iv) above; and

       (ii) the proposed indemnitee furnishes the Corporation a written undertaking, executed personally, or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification.

   Section 9.8. Liability Insurance. The Corporation may purchase and maintain insurance on behalf of a director or officer or an individual who is or was an employee or agent of the Corporation or who, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify him against the same liability under Section 9.2, Section 9.3 or Section 9.4 above.

   Section 9.9. Witness Fees. Nothing in this Article shall limit the Corporation's power to pay or reimburse expenses incurred by a person in connection with his appearance as a witness in a proceeding at a time when he s not been made a named defendant or respondent in the proceeding.

   Section 9.10. Report to Shareholders. If the Corporation indemnifies or advances expenses to a director in connection with a proceeding by or in the right of the Corporation, the Corporation shall report the indemnification or advance, in writing, to the shareholders with or before the tics of the next shareholders' meeting.

   Section 9.11. Security for Indemnification Obligations. The Corporation may at any time and in any manner, at the discretion of the Board of Directors, secure the Corporation's obligations to indemnify or advance expenses to a person pursuant to this Article.

   Section 9.12. No Duplication of Payments. The Corporation shall not be liable under this Article to make any payment to a person hereunder to the extent such person has otherwise actually received payment (under any insurance policy, agreement or otherwise) of the amounts otherwise payable hereunder.

   Section 9.13. Subrogation. In the event of payment under this Article, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

   Section 9.14. Contract Rights. The right to indemnification and advancement of expenses conferred hereunder to directors and officers shall be a contract right and shall not be affected adversely to any director or officer by any amendment of these Bylaws with respect to any action or inaction occurring prior to such amendment; provided, however, that this provision shall not confer upon any indemnitee or potential indemnitee (in his capacity an such) the right to consent or object to any subsequent amendment of these Bylaws.

   Section 9.15. Non-exclusivity, Etc. The rights of a director or officer hereunder shall be in addition to any other rights with respect to indemnification, advancement of expenses or otherwise that he may have under contract or the Georgia Business Corporation Code or otherwise.

   Section 9.16. Severability. To the extent that the provisions of this Article are held to be inconsistent with the provisions of Part 5 of Article 8 of the Georgia Business Corporation Code, such provisions of such Code shall govern. In the event that any of the provisions of this Article (including any provision within a single section, subsection, division or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article shall remain enforceable to the fullest extent permitted Bylaw."

Item 16. Exhibits.

 Exhibit
 Number                          Description of Exhibits
 -------                         -----------------------
  3.1    Amendment to the Articles of Incorporation.*

  5.1    Opinion of Alston & Bird LLP, including consent.

 10.1    1991 Substitute Stock Option Plan (Incorporated by reference from
          Exhibit 10.2 to the Company's Registration Statement on Form S-4 dated January 27, 1992, File No. 33-45254).

 10.2 1995 Stock Option Plan for Outside Directors (Incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form
          10-KSB for the year ended December 31, 1995).

 10.3    1993 Employee Stock Option Plan (Incorporated by reference from
          Exhibit 10.3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995).

 10.4 Employment Agreement between Crescent Bank and Mr. Robert C. KenKnight dated as of May 1, 1997 (Incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-KSB for the year ended
          December 31, 1997).

 10.5    Crescent Banking Company 2001 Non-Employee Director Stock Option
          Plan.*

 10.6    Crescent Banking Company 2001 Long-Term Incentive Plan.*

 10.7 Mortgage Loan Repurchase Agreement, dated as of May 1, 1996, by and between Crescent Mortgage Services, Inc. and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.), including related agreements.*

 10.8 Mortgage Loan Custodial Agreement, dated as of May 23, 1994, by and between Crescent Bank & Trust Company and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.).*

 10.9 Mortgage Loan Purchase Agreement, dated as of May 23, 1994, by and between Crescent Bank & Trust Company and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.) including
          First and Second Amendments thereto, dated July 31, 2000 and June 25,
          2001, respectively, and related documents.*

 10.10   Mortgage Warehouse Loan and Security Agreement, dated as of December
          20, 1999, by and between Crescent Mortgage Services, Inc. and
          Colonial Bank.*

 10.11   Warehouse Line of Credit, dated July 26, 1996, by and between Crescent
          Bank & Trust Company and Federal Home Loan Bank of Atlanta, including related documents.*

 10.12 Amended and Restated Trust Agreement, dated as of November 9, 2001, by and among the Company, as Depositor, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrators named therein.*

 10.13 Junior Subordinated Indenture, dated as of November 9, 2001, by and between the Company and Wilmington Trust Company, as Trustee.*

 10.14 Guarantee Agreement, dated as of November 9, 2001, by and between the Company, as Guarantor, and Wilmington Trust Company, as Guarantee
          Trustee.*

 10.15 Loan and Stock Pledge Agreement, dated as of July 28, 1999, and related Promissory Note, by and between the Company and The Bankers
          Bank (including amendments and restatements).*

 10.16 Compensation Agreement, dated as of April 30, 1998, by and between Crescent Bank and Michael P. Leddy (Incorporated by reference from
          Exhibit 10.16 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2001).

 11.1    Statement Regarding Computation of Earnings per Share.*

 23.1    Consent of Alston & Bird LLP (Included in Exhibit 5.1).

 23.2    Consent of Mauldin & Jenkins, LLC.

 Exhibit
 Number           Description of Exhibits
 -------          -----------------------
 24.1    Powers of Attorney.*

 99.1    Form of Subscription Agreement.*

 99.2    Form of Letter to Shareholders.*

 99.3    Form of Letter to Prospective Investors.*

---------------------
*Previously filed.

Item 17. Undertakings.

A. Rule 415 Offering

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which it offers or sell securities, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

       (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any additional or changed material information on the plan of distribution.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Subsequent Documents Incorporated By Reference

   The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Indemnification of Officers, Directors and Controlling Persons

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D. Rule 430A

   The undersigned Registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jasper, State of Georgia, on April 29, 2002.


                                          Crescent Banking Company

                                                /s/ Donald Boggus, Jr.
                                          By: _________________________________
                                                   J. Donald Boggus, Jr.
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               Name                                Title                       Date
               ----                                -----                       ----

    /s/ J. Donald Boggus, Jr.      President, Chief Executive Officer and April 29, 2002
_________________________________   Director
      J. Donald Boggus, Jr.

                *                  Chief Financial Officer                April 29, 2002
_________________________________
        Bonnie B. Boling

                *                  Chairman of the Board of Directors     April 29, 2002
_________________________________
        A. James Elliott

                *                  Director                               April 29, 2002
_________________________________
        John S. Dean, Sr.

                *                  Director                               April 29, 2002
_________________________________
         Michael W. Lowe

                *                  Director                               April 29, 2002
_________________________________
        Charles Gehrmann

                *                  Director                               April 29, 2002
_________________________________
        Charles B. Wynne




    /s/ J. Donald Boggus, Jr.
By: ________________________________
       J. Donald Boggus, Jr.
          Attorney-In-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number               Description of Exhibits
 -------              -----------------------
  5.1    Opinion of Alston & Bird LLP, including consent.

 23.2    Consent of Mauldin & Jenkins, LLC.